This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on January 11, 2019 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

REED Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	3531	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employee Identification number)

No. 195 Renmin Road

Xinxiang City, Henan Province,

P.R. China, 453000

+86 (373) 3337222

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Ave

Suite 204

Newark, DE 19711

Tel: (302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard I. Anslow, Esq. Lawrence A. Rosenbloom, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, NY 10105 Tel: (212) 370-1300 Fax: (212) 370-7889	Bradley A. Haneberg, Esq. Matthew B. Chmiel, Esq. Haneberg Hurlbert PLC 1111 E. Main St., Suite 2010 Richmond, VA 23219 Tel: (804) 554-4801

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of the Class of Securities to be Registered		Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Ordinary shares, par value $1.00 per share (2)	$		$
Underwriter Warrants (3)		$-		$-
Ordinary shares underlying Underwriter Warrants (2) (4)	$		$
Total	$		$

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”). Includes ordinary shares that are issuable upon the exercise of the over-allotment option of ViewTrade Securities, Inc. (“Underwriter”).

(2)	Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of additional ordinary shares as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.

(3)	In accordance with Rule 457(g) under the Securities Act, because the shares of the registrant’s ordinary shares underlying the Underwriter’s warrants (“Underwriter Warrants”) are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

(4)	As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The Underwriter Warrants are exercisable at a per share exercise price equal to 120% of the public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the Underwriter Warrants is $[●] (which is equal to 120% of $[●] ).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, Dated , 2019

________ Ordinary Shares

REED Limited

This is the initial public offering of our ordinary shares. We are offering           of our ordinary shares, par value $1 per share.  The estimated initial public offering price is between $         and $         per share. Currently, no public market exists for our ordinary shares.  We intend to apply to have our ordinary shares listed on the Nasdaq Capital Market (or Nasdaq) under the symbol “REEY”.

We are an “emerging growth company”, as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Emerging Growth Company Status.”

Investing in our ordinary shares is highly speculative and involves a significant degree of risk.  See “Risk Factors” beginning on page 8 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriter’s discount and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	ViewTrade Securities Inc., which we refer to herein as the Underwriter, will receive compensation in addition to the underwriting discount, as set forth in the section entitled “Underwriting” beginning on page 93 upon the closing of this offering, which consists of warrants entitling the Underwriter to purchase 10% of the aggregate number of ordinary shares issued in this offering, with an exercise price equal to 120% of the price per ordinary share sold in this offering. We have also agreed to reimburse Underwriter for certain expenses incurred by it. See “Underwriting” for additional information.

We have granted Underwriter an option, exercisable one or more times in whole or in part, to purchase up to [●] additional ordinary shares from us at the public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the Underwriter exercises the option in full, the total underwriting discounts and commissions payable will be $[●], and the total proceeds to us, before expenses, will be $[●].

The Underwriter expects to deliver the ordinary shares to purchasers in the offering on or about [●], 2019.

VIEWTRADE SECURITIES INC.

The date of this prospectus is [●].

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not, and the Underwriter has not, authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus. We are offering to sell, and seeking offers to buy, the ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of the prospectus outside the United States.

We obtained the statistical data, market data and other industry data and forecasts described in this prospectus from government publications, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our consolidated financial statements and related notes, and especially the risks described under “Risk Factors” beginning on page 8. We note that our actual results and future events may differ significantly based upon a number of factors.  The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

All references to “we,” “us,” “our,” “Company,” “Registrant” or similar terms used in this prospectus refer to REED Limited, a Cayman Islands exempted company, including its consolidated subsidiaries, unless the context otherwise indicates.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China and “$,” “US$” or “U.S. Dollars” refers to the legal currency of the United States.

Our Business

We are a provider of road maintenance, snow removal and sanitation equipment and related services in China and have operated since 2007. We specialize in the development, manufacture and direct sales of customized and standard road maintenance, snow removal and sanitation equipment with the goal of providing integrated solutions to our existing and potential customers for their needs in the road maintenance and sanitation areas.

We believe that we are a leading provider of road maintenance and sanitation products and service in Henan Province, China. Our goal is to become a leading solution provider in the road maintenance and sanitation markets in China by leveraging our technology advantages and integrated production and services capacity.

Our product offering currently comprises of three categories: road maintenance equipment and materials, snow removal products and sanitation equipment. The products we offer are tailored to the requirements of our customers. Starting the third quarter of 2018, we have been offering sanitation services such as waste collection and disposal although we have not generated significant revenue from such services as of the date of this prospectus.

We generate revenues primarily from sales of our products. Our revenue was $22.6 million and $19.0 million for the fiscal year ended June 30, 2018 and 2017, respectively. For fiscal year 2018, 62% of our revenue derived from road maintenance and snow removal product sales and 38% was from sanitation product sales. We achieved a net income of $2.94 million for the year ended June 30, 2018 and $0.84 million for the year ended June 30, 2017.

Our major customers are government agencies in China, primarily transportation and sanitation departments at the provincial and municipal levels. We participate in a government bidding process and enter into government procurement contracts if we are selected. For fiscal years 2018 and 2017, 90% and 95%, respectively, of our sales were made to government agencies. We also sell products to private companies and third party distributors. We anticipate that our customer structure will remain focused primarily on PRC government agencies the foreseeable future. We plan to further expand our sales inside China by implementing a number of growth strategies as described under "Our Strategies" below.

We have dedicated considerable resources to our technology and product development efforts. As of the date of this prospectus, we have obtained 41 patents and have been recognized as a high tech company by provincial government in the PRC, which affords us the benefit of preferential tax treatment. Also, we manufacture the bulk of our products at our ISO certified facility in Henan, China, and we are dedicated to the efficient implementation of our quality control systems. Finally, our operations are vertically integrated in that we conduct the bulk of the research, design, manufacturing and sales of our products ourselves, which we believe enhances our efficiencies and lays the foundation for improving our customers’ user experience and enhancing our brand image.

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Our Products

We currently offer and sell the following categories of products: road maintenance equipment and materials, snow removal equipment and environmental sanitation equipment and devices.

Road Maintenance Products and Materials: Our product offering in this category primarily includes crack sealing equipment, pavement pothole repairing equipment, sweeping and pruning equipment. Equipment of this category is used for maintenance of highway, local streets, airport runways and tunnels. We also sell materials used for road maintenance purposes, including crack sealant, anti-crack paste, sealant and waterproof adhesive film. We believe that our product offering addresses material aspects of our customers’ needs for road maintenance such as crack sealing, asphalt pavement repair and hedge trimming.

Snow Removal Equipment: We sell snow removal and ice-breaking equipment, including snow blowers, automobile snow shovels, snow melt agent spreaders and ice melt agent spreaders. We believe that this product series supplements our road maintenance products and address our customers’ maintenance needs under certain weather conditions.

Sanitation Equipment: This category of products includes equipment used for street cleaning and sanitation purposes. Our products in this category primarily include street cleaning trucks, road sprinklers, and waste transfer stations and can be used on local streets, highways and residential neighborhoods. We plan to continue expanding our product offerings based on market trends in the PRC sanitation equipment space.

Our Competitive Strengths

We believe the following competitive strengths have contributed to, or will contribute to, our recent and future anticipated growth:

Industry-Leading R&D Capacity. We have dedicated considerable resources to our technology and product research and development efforts. For the year ended June 30, 2018 and 2017, we incurred research and development expenses of $302,727 and $383,271, respectively. As of the date of this prospectus, we have obtained 41 patents from the PRC related to technologies used in our road maintenance and sanitation products and related services and received multiple awards for our development efforts from provincial and municipal government. We believe that our crack sealing and heat recycling of concrete pavement technologies are leading technologies in the PRC.

Customized and Integrated Solution Provider. By leveraging our industry experience and engineering expertise, we have been able to understand the specific needs of our customers and tailor our products for them based on their expectations and requirements. To position ourselves as a solution provider in road maintenance and sanitation areas, we have been not only selling products to our clients but also advising on implementation of our equipment to address their road maintenance and sanitation needs.

Vertical Integration. We manage the bulk of the design, manufacturing and sales of our products. This vertical integration enables our sales, research and development and production teams to efficiently communicate and better understand the specific requirements of each client and ensure that the products are designed and manufactured based on such requirements. Our direct ownership of our manufacturing facility also allows us to control production timelines and implement quality control. Such integration, in our view, lays the foundation for improving our customers’ user experience and enhancing our brand image.

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Strong Brand Recognition. After many years in operation, our brand “瑞德” has been a well-recognized brand in road maintenance in Henan Province. We have sought to improve our technologies and products over the years, and with an experienced and cooperative team, we are able to provide quality products and services and meet customer expectations. In 2012, we were recognized as a High-Tech Enterprise by Henan Province and such certification was renewed in September 2018. In 2012, 2013 and 2014, we received the Technology Innovation Awards from Xinxiang City. In 2014, we were recognized as an “Outstanding Innovative Business” by the Henan Province government. In 2016, we received the certificate as “Outstanding Technology Cultivation Enterprise” by the Henan Province. In 2017, we were certified as an organization with (i) a quality management system that complies with GB/T19001-2016/ISO9001:2015 standard, (ii) an occupational health and safety management system that complies with GB/T28001-2011/OHSAS18001:2007 standard, and (iii) an environmental management system that complies with GB/T24001-2016/ISO14001:2015 standard. In 2017, we also received an award in work safety standardization by the PRC State Administration of Work Safety. Our intellectual property management system was recognized as in compliance with GB/T29490-2013 standard in 2017. Our after-sale service was rated as “Five Star” by National Goods After-Sale Service Review and Accreditation Committee in 2017. In 2018, we were certified as an organization with (i) a qualified information technology service management system that complies with ISO/ICE20000-1:2011 standard, (ii) a qualified information security management system that complies with GB/T22080-2016/ISO/ICE27001:2013 standard, (iii) an enterprise integrity management system that complies with GB/T31950-2015 standard, and (iv) equipment maintenance service that complies with SJ/T 31002-2016 standard.

Substantial Industry Experience. We have been in the business of road maintenance products for over 11 years. Our management team consists of members with over ten years of experience in the road maintenance industry. Jiuyi Wang, our Chairman and Chief Executive Officer, co-founded our operating subsidiary Reed Road in 2007 and has over 13 years of experience in the road maintenance industry. Dongsheng Zhang, our sales manager and a co-founder of Reed Road, has over 12 years of sales and marketing experience in the road maintenance industry. Hongyan Yao, our production manager, has over 10 years of experience in the road maintenance industry and has been managing all facets of our productions since 2012. Jin Wang, one of our chief engineers, has over 20 years of engineering experience in hydraulic, machinery and other technologies related to road maintenance equipment.

Our Strategies

Our goal is to become a leading provider of road maintenance and sanitation products and services in PRC by pursuing the following business strategies:

Continue to Promote Sales and Services Model. To further expand our product sales, we plan to establish sales and technology service centers in seven major regions of the PRC, including the Northeast, the Northwest, the Southeast, the North, the Central, the East and the South, to further localize our marketing efforts and post-sale services. We believe that such strategy will help us develop and maintain a client base in major markets within the PRC.

Further Expand and Customized Product Offerings. To maintain and improve our competitive status in the road maintenance space and expand sales in the sanitation market, we plan to further increase and customize our product offerings based on market trends discovered by our sales team and customer feedback provided to us. As we continue our expansions into regions outside of Henan Province, we plan to offer road maintenance equipment that is more compatible with local weather conditions, such as low temperature environments in the Northeast and Northwest regions, by adjusting our existing product offering. In response to recent market demands, we have also been developing new sanitation equipment such as remote sensing exhaust emission detectors and plan to offer these products to customers in the near future.

Expand Sanitation Services. In addition to increasing product offerings, we are dedicated to expanding our sanitation service business, primarily serving municipal government agencies in China. As of the date of this prospectus, we have been selected as the contractor for four sanitation service procurement projects with local government agencies in Henan Province with an aggregate contract value of RMB 142,152,969 (approximately $21,482,669). In response to the increasing demands for sanitation services in the PRC, we plan to market our services to an increased number of municipal agencies in Henan and also target government agencies in other areas of the PRC. Such expansion, in our view, will allow us to integrate our products and services in the sanitation space and position ourselves as an integrated solution provider for sanitation needs of local government agencies in the PRC.

Explore Complementary Business Offerings. In addition to the traditional product sales model, we plan to explore complementary business offerings, primarily equipment leasing. We expect such addition to enable us to serve certain potential customers that prefer equipment leasing and expand sources of our revenue.

Increase Marketing Efforts to Build Brand Awareness. To increase our brand recognition, we plan to dedicate increased resources to our marketing and advertising efforts. In particular, we intend to increase our participations in industry conferences and organize our own product promotion events. We also plan to increase online marketing through social media such as Weibo, TouTiao and WeChat.

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Increase Vertical Integration through Strategic Acquisitions. In connection with implementation of our national expansion strategy, we intend to acquire businesses with technologies that will increase our technology capacity in the road maintenance space and also form joint ventures with local partners to mitigate geographic barriers we may encounter in our expansions in the PRC. As of the date of this prospectus, we are not a party to any agreement or understanding with respect any such acquisitions.

History and Corporate Structure

REED Limited was incorporated on June 28, 2016 as an exempted company structured as a holding company incorporated under the laws of Cayman Islands. Immediately prior to this offering, we were 100% owned by Folk Stone Limited, a company formed under the laws of the British Virgin Islands and wholly owned by Jiuyi Wang, our Chairman and Chief Executive Officer. We began our operations in China in 2007 and currently conduct our business through our subsidiaries.

We currently have four wholly owned subsidiaries, including REED International Group Holding Limited, a limited liability company formed under the laws of Hong Kong and three operating subsidiaries, each a limited liability company formed under the laws of the PRC. In 2007, we formed Reed (Xinxiang) Road Incorporation Limited (“Reed Road) to primarily engage in the business of design, manufacturing and sale of road maintenance and sanitation equipment. We also established EAGER Heavy Industry Limited (“EAGER”) in 2015 under the laws of the PRC to hold major assets and properties. Through Reed Road, we own 100% of the equity interest of Henan Reed Sanitation Services Limited, which is engaged in the business of sanitation services. Reed Road currently has three branches, Reed (Xinxiang) Road Incorporation Limited – Weibin Branch, Reed (Xinxiang) Road Incorporation Limited – Fengqiu Branch and Reed (Xinxiang) Road Incorporation Limited – First Branch. Each of these branches was formed under the law of the PRC and currently has nominal operations.

The following diagram illustrates our corporate structure, including our subsidiaries as of the date of this prospectus:

Summary of Risks Affecting Our Company

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. The risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors” beginning on page 8, and elsewhere in this prospectus, all which you should read carefully in their entirety.

•	Our business is affected by the level of government funding for road maintenance and sanitation in China.

•	A significant portion of our business is, and is expected to be, from government contracts, which present certain particular risks.

•	The loss of any of our key customers could reduce our revenues and our profitability.

•	Collectability of our accounts receivable from government agency customers has adversely impacted our operating cash flow, and may continue to do so.

•	We may not be familiar with new regions or markets we enter and may not be successful in offering new products and services or maintain our current profit margins.

•	Substantial uncertainties exist with respect to the enactment timetable, interpretation, implementation and enforcement of PRC laws, rules and regulations (including the draft PRC Foreign Investment Law and the laws relating to taxes), and such uncertainty may materially and adversely affect our business and financial condition.

•	Our principal shareholder (controlled by our Chairman and Chief Executive Officer) has will continue to exert substantial influence over our company.

•	We have identified material weaknesses in our internal accounting controls, which we may be unable to remediate,

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•	An active trading market for our ordinary shares may not develop following this offering, and the trading price of our ordinary shares may be volatile, each of which could result in substantial losses to investors.

•	Because we are incorporated under Cayman Islands law, investors may face difficulties in protecting their interests, and investors’ ability to protect their rights through U.S. courts may be limited.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited consolidated financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our ordinary shares less attractive.

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In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

Our principal executive offices are located at No. 195 Renmin Road, Xinxiang City, Henan Province, P.R. China. Our telephone number at this address is +86 (373) 3337222. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711.

Our website is www.reey.net. The information contained on our website or any third party websites is not a part of this prospectus.

Conventions that Apply to this Prospectus

This prospectus contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by market research companies and PRC governmental entities, which have not been independently verified by us, the Underwriter or any of its affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside China.

We use U.S. dollars as the reporting currency in our consolidated financial statements and in this prospectus. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the applicable balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rates for the applicable period. In other parts of this prospectus, any Renminbi denominated amounts are accompanied by the related translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, all translations from Renminbi to U.S. dollars were made at RMB 6.6171 to $1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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The Offering

Shares Being Offered:	ordinary shares.

Initial Offering Price:	The purchase price for the shares will be $ per share.

Number of Ordinary Shares Outstanding Before the Offering:	of our ordinary shares are outstanding as of the date of this prospectus.

Number of Ordinary Shares Outstanding After the Offering:	of our ordinary shares will be outstanding after this offering is completed.

Use of Proceeds:	Although we will have broad discretion on the use of proceeds we receive in this offering, we plan to use the net proceeds of this offering primarily for manufacturing capacity expansion, research and development, which primarily includes establishing a research and development center for road maintenance technologies and general corporate purposes, which may include sales representative recruitment, marketing and advertising and other general and administrative matters. For more information on the use of proceeds, see “Use of Proceeds” on page 32.

Indemnification Escrow Account	Approximately $600,000 of the net proceeds from this offering will be used to fund an escrow account to indemnify the Underwriter, which sum could be returned to us after thirty (30) months from the date of this offering.

Lock-up	We, all of our directors and officers and certain shareholders have agreed with the Underwriter not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 12 months after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Underwriter Warrants	Upon the closing of this offering, we will issue warrants to Underwriter to purchase 10% of the aggregate number of ordinary shares issued in this offering. The warrants will be exercisable at a price of [●] (120% of the per share price of this offering) for a period of five years from the effective date of the registration statement of which this prospectus forms a part.

Proposed Nasdaq Symbol:	REEY

Risk Factors:	Investing in our ordinary shares is highly speculative and involves a significant degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 8.

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Summary Consolidated Financial and Operating Data

The following summary consolidated financial statements for the years ended June 30, 2018 and 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Summary Consolidated Statement of Operation Data	For the Years Ended June 30,
	2018	2017

Revenue	$22,634,333	$19,025,874
Gross Profit	6,899,010	3,105,582
Operating Expenses	3,511,790	2,040,615
Income From Operations	3,387,220	1,064,967
Other Income (Expense)	49,520	(25,332)
Income Before Income Taxes	3,436,740	1,039,635
Income Taxes Provision	492,818	201,041
Net Income	$2,943,922	$838,594

Summary Consolidated Balance Sheet Data	June 30,	June 30,
	2018	2017

Cash	$188,149	$2,427,640
Accounts Receivables, Net	12,662,012	4,584,721
Total Current Assets	17,210,959	11,568,756
Total Assets	$19,167,459	$13,387,961
Total Current Liabilities	8,150,660	5,241,640
Total Shareholders' Equity	11,016,799	8,146,321

Total Liabilities And Shareholders' Equity	$19,167,459	$13,387,961

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RISK FACTORS

 Investing in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business is affected by the level of government funding for road maintenance and sanitation in China.

Our major customers are government agencies in China, primarily transportation and sanitation departments at the provincial and municipal level, and as such most of our customers depend on government funding of PRC governmental agencies for highway and transit construction and maintenance and other infrastructure programs. There is a risk that government funding allocated to infrastructure may be decreased in the future, and any such decrease could have a negative effect on our financial condition or results of operations.

A significant portion of our business is, and is expected to be, from government contracts, which present certain particular risks.

For the years ended June 30, 2018 and 2017, 90% and 95%, respectively, of our revenues were generated from contracts with government agencies in the PRC. For most government contracts, we are required to follow a competitive bidding process organized by each government agency with whom we seek a contract. Government contracts in general are subject to very specific compliance requirements under PRC laws that often require a significant amount of time and resources of a contractor to ensure that its engineering, technology, processes and staffing meet these requirements, and we may be unable to meet these requirements. Moreover, we are subject to the risk that, even after material expenditures of time and money, our bids will not result in an award of a contract. Further, we may be awarded with certain sales contracts by government agencies without a bidding or other required competitive negotiation process, which may result in invalidity of the sales contracts. Under such circumstances, our business, operation and financial income will be adversely affected and we may not be able to reclaim the losses incurred in connection with such contracts.

Accordingly, our business faces the risk that we will be unable to navigate the government bidding process and all or a portion of the costs incurred by us during such process will be reimbursed under a government contract.

In addition, PRC government agencies also typically audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, its cost structure, its business systems and compliance with applicable laws, regulations and standards. If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including reductions of the value of contracts, contract modifications or terminations, forfeiture of profits, suspension of payments, penalties, fines and suspension, or prohibition from doing business with the government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Any such imposition of penalties, or the loss of such government contracts, could materially and adversely affect our business, financial conditions, results of operations and growth prospects.

Moreover, there also is typically a longer window of liability under government contracts than private contracts, and the government can seek claims after the contract has ended and payments under the contract have been made. The terms of government contract may also require the sharing of proprietary information, processes, software and research and development efforts with the government. Additionally, government employees are required to follow certain protocols to ensure there is no appearance of impropriety in the bidding process. As a result, bidders on government contracts must ensure that there is no appearance of favoritism, gift giving, bribery or the exertion of other influences in the bidding process. Any finding of same can result in fines to the bidder and cancellation of contracts. The applicable government agency generally has the ability to terminate our contract, in whole or in part, without prior notice, for default based on performance. As such, we cannot assure you that we will be able to maintain our existing government contracts or obtain additional government contracts in the future.

The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers are principally government agencies in the PRC. For the year ended June 30, 2018, one customer accounted for 34.1% of our total revenue. For the year ended June 30, 2017, three customers accounted for 21.9%, 15.9% and 12.2% of our total revenue, respectively. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices. If we cannot maintain long-term relationships with these major customers, the loss of our sales to them or the cancellation of any business from them could have an adverse effect on our business, financial condition and results of operations.

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Collectability of our accounts receivable from government agency customers has adversely impacted our operating cash flow, and may continue to do so.

We rely on sales to PRC government agencies to generate a significant portion of our revenue. Payment by these customers are subject to complex administrative approval procedures, cycle of government funding and budgetary limitations within the contract terms. We provide more credit sales to government agency customers that have long term well-established business relationships with us. As such, there are a significant amount of account receivable in connection with our sales to government agencies. Our net accounts receivable balance was $12.7 and $4.6 million as of June 30, 2018 and 2017, respectively. As of June 30, 2018, one government agency customer accounted for 34.7% of the total outstanding accounts receivable balance. As of June 30, 2017, no customer accounted for more than 10% of the total outstanding accounts receivable balance.

There is no assurance that we will be able to collect accounts receivables in a timely manner. If the accounts receivables cannot be collected in time, or at all, a significant amount of bad debt expense will occur, and our business, financial condition and results of operation will likely be materially and adversely affected. In addition, if the market competition becomes more intense and we extend more credit sales to our customers, the balance of our accounts receivables may further increase, which may adversely affect our financial conditions and results of operation.

The loss of one or more of our suppliers could cause production delays. Any interruption in our relationship with our suppliers could materially and adversely affect our growth and financial condition.

The principal components and raw materials we use are steel, engines and chassis. Although we believe that such components are readily available from alternate sources, an interruption in the supply of these components or a substantial increase in the price of any of these components could have a material adverse effect on our business and our results of operations.

We currently rely on a few key suppliers to provide a significant percentage of components to our road maintenance and sanitation equipment. For the year ended June 30, 2018, one vendor accounted for 36.3% of our total supply purchases. For the year ended June 30, 2017, three vendors accounted for 35.9%, 28.5 and 13.8% of our total supply purchases, respectively. An interruption in our business relationship or termination of our relationships with our key suppliers could materially and adversely affect our operations and financial condition and we may not be able to find a substitute in a short period of time, which would have an adverse effect on our results of operations.

We may incur losses in the future.

We had a net income of $2.94 million and $0.84 million for the fiscal year ended June 30, 2018 and 2017, respectively. Despite our history of generating net income, we anticipate that our operating expenses, together with the increased general administrative expenses of a growing public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our product offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

The cyclical nature of our industry and the customization of the equipment we sell may cause adverse fluctuations to our revenues and operating results.

We sell equipment to contractors whose demand for equipment depends greatly upon the volume of road maintenance and sanitation projects underway or to be scheduled by both government and private entities. The volume and frequency of road maintenance and sanitation projects are cyclical; therefore, demand for many of our products is cyclical. The equipment we sell is durable and typically lasts for several years, which also contributes to the cyclical nature of the demand for our products. As a result, we may experience cyclical fluctuations to our revenues and operating results. If we experience any difficulty in managing our manufacturing workflow during downturns in demand could adversely affect our financial results.

If we do not compete effectively in our target markets, our operating results could be harmed.

The road maintenance and sanitation industries in China are intensely competitive. Some of our competitors operate with different business models and have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have more significant resources than we do, such as financial, technical, and marketing resources, and may be able to devote greater energy towards the development, promotion, sale and support of their products and services. Our competitors may also have longer operating histories, more extensive user bases, greater brand recognition and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may be better at developing new products, responding faster to new technologies and undertaking more extensive and effective marketing campaigns. These risks will be particularly challenging to navigate as we seek to enter new markets in China beyond our base of operations in Henan Province.

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Also, when new competitors seek to enter our target markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms common place in that market, which could adversely affect our market share or ability to exploit new market opportunities. All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

Competition could reduce revenue from our products and services and cause us to lose market share.

We currently face strong competition in product performance, price and service. Some of our domestic and international competitors have greater financial, product development and marketing resources than we have. If competition in our industry intensifies or if our current competitors enhance their products or lower their prices for competing products, we may lose sales or be required to lower the prices we charge for our products. This may reduce revenue from our products and services, lower our gross margins or cause us to lose market share.

We may not be familiar with new regions or markets we enter and may not be successful in offering new products and services or maintain our current profit margins.

Our gross profit margins were generated by our current products and services targeting government agencies and the public service sectors with a relatively high gross profit margin, which was 16.3% and 30.5% for fiscal years 2017 and 2018, respectively. We may expand our business and enter other regional markets in the future. However, we may be unable to replicate our current success in new markets. In expanding our business, we may enter markets in which we have limited, or no, experience. We may not be familiar with the local business and regulatory environment and we may fail to attract a sufficient number of customers due to our limited presence in that region. In addition, competitive conditions in new markets may be different from those in our existing market and may make it difficult or impossible for us to operate profitably in these new markets. If we are unable to manage these and other difficulties in our expansion into other regions in China, our prospects and results of operations may be adversely affected.

As we continuously adjust our business strategies in response to the changing market and evolving customer needs, our new business initiatives will likely lead us to offer new products and services. However, we may not be able to successfully introduce new products or services to address our customers’ needs because we may not have adequate capital resources or lack the relevant experience or expertise or otherwise. In addition, we may be unable to obtain regulatory approvals for our new products and services. Furthermore, our new products and services may involve increased and unperceived risks and may not be accepted by the market and they may not be as profitable as we anticipated, or at all. If we are unable to achieve the intended results for our new products and services, our business, financial condition, results of operations and prospects may be adversely affected.

Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including our operating revenue, expenses and other key metrics, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in our operational results may adversely affect the price of our ordinary shares. Factors that may cause fluctuations in our quarterly results include:

●	our ability to attract new customers, maintain relationships with existing customers, and expand into new territories in China;

●	the amount and timing of operating expenses related to acquiring customers and the maintenance and expansion of our business, operations and infrastructure;

●	general economic, industry and market conditions in China;

●	our emphasis on customer experience instead of near-term growth; and

●	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired technologies or businesses.

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We undertake the engineering, design, manufacturing, construction and installation of equipment systems that are new to the market. If the newly designed equipment were not to function as expected, our business and results of operations may be harmed.

We generate revenue primarily through sales of road maintenance and sanitation equipment. Designing innovative equipment to function as expected is inherently difficult and will likely require significant additional design phase, field testing and redesign. In addition, any number of unforeseen circumstances, can impact delivery timing and actual performance of our products. Production delays, design changes and adverse weather conditions, etc., can also result in construction and testing delays which can result in the missing of required completion dates. In certain circumstances, we may incur contractual penalties as a result of such delays or minimum production levels, and be liable to customers for other losses they incur in connection with such failures or delays, including possible refund of the purchase price.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected.

In recent years, the Chinese economy has experienced inflation and labor cost increases. Average wages are projected to continue to increase. Further, under PRC law we are required to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our customers by increasing the price of our products and services, our financial condition and results of operations may be adversely affected.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees needed to support our business.

As we continue to experience growth, we believe our success depends on the efforts and talents of our employees, including engineers, financial personnel and marketing professionals. Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled engineering, sales, technical and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve customers could diminish, resulting in a material adverse effect on our business.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continuing services of our senior management, particularly Mr. Jiuyi Wang, our Chairman and Chief Executive Officer, and our other executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our key executives of our subsidiaries in China, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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Our executive officers have no prior experience in operating a U.S. public company, and their inability to operating the public company aspects of our business could harm us.

Our executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and stock price.

From time to time we may evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt our business, adversely affect our financial results, be unsuccessful or fail to achieve the desired result.

Although not currently planned, in the future we may evaluate and consider strategic transactions, combinations, acquisitions or alliances to enhance our existing business or develop new products and services. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate the transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such a transaction.

Any acquisition or alliance will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our products;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	regulatory risks; and

●	liability for activities of the acquired business before the acquisition, including patent, copyright and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities.

We may not make any acquisitions or consummate any alliances, or any future acquisitions or alliances may not be successful. Furthermore, we may not benefit from our business strategy, nor generate sufficient revenue to offset the associated costs or may otherwise not result in the intended benefits. In addition, we cannot assure you that any future acquisition of, or alliance with respect to, new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders.

●	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

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●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

●	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

We are subject to significant government regulations.

We are subject to a variety of national, provincial and local PRC governmental regulations relating to our products and services. Any failure to comply with present or future regulations could subject us to future liabilities, or the suspension of production that could have a material adverse effect on our results of operations. Such regulations could also restrict our ability to expand our facilities, or could require us to acquire costly equipment or to incur other expenses to comply with such regulations. Although we believe that we have the design and manufacturing capability to meet all industry or governmental agency standards that may apply to our product lines, except those that are disclosed under “—Risks Related to the PRC Laws Regulating Our Business and Industry,” including all PRC environmental, structural, electrical and safety codes, we are faced with the risk that governmental laws and regulations will become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation. Violations may occur in the future as a result of human error, equipment failure or other causes, and such violations could adversely affect our business, reputation, financial condition and results of operations.

Moreover, our customers are also subject to extensive regulations, including those related to the workplace and government authorities. We cannot predict the nature, scope or effect of governmental legislation, or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered, implemented or interpreted. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require substantial expenditures and could adversely affect our business, reputation, financial condition and results of operations.

Our business is subject to risks related to lawsuits and other claims brought by our clients or business partners. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We are subject to lawsuits and other claims in the ordinary course of our business. We are currently not involved in any lawsuits with our customers. However, claims arising out of actual or alleged violations of law could be asserted against us by individuals, companies, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, product liability laws, consumer protection laws or regulations, intellectual property laws, environmental laws, and labor and employment laws. These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevail in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on our business and results of operations as well as our future growth and prospects.

We may be subject to substantial liability for our products.

We are engaged in a business that could expose us to possible liability claims for personal injury or property damage due to alleged design or manufacturing defects in our products. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future products, all of which would have material adverse effect on our brand, business, prospects and operating results. In addition, we do not maintain product liability insurance on our products, so we are at significant risk of loss should we become subject to product liability claims.

We are subject to extensive environmental laws and regulations, and the costs related to compliance with, or our failure to comply with, existing or future laws and regulations, could adversely affect the business and results of operations.

Our operations are subject to national, local and foreign laws and regulations relating to the protection of the environment. Sanctions for noncompliance may include revocation of permits, corrective action orders, significant administrative or civil penalties and criminal prosecution. In recent years, the PRC government has strengthened the regulations of environmental protection by enacting new laws and modifying existing laws. Our business involves environmental management and issues typically associated with traditional manufacturing operations. We have not received any non-compliance notice or warning from the government regarding environmental violations. However, as the environment continues to deteriorate, the PRC government may pass new legislation or amend current laws and regulations and set higher requirements and standards for manufacturing enterprises. Our cost of complying with environmental laws and regulations may increase and we may assign more personnel for environmental compliance. As a result, our financial conditions and results of operation may be materially and adversely affected.

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Any failure to protect our own intellectual property rights could impair our brand, negatively impact our business or both.

We currently own 41 PRC patents related to technologies used in our road maintenance and sanitation products and related services. We also own PRC 55 trademarks and 23 PRC copyright registrations. We have an additional 114 PRC patent applications are currently pending. Our technologies and related intellectual property rights are key to our operations and business prospects.

Our success and ability to compete also depend in part on protecting our own intellectual property. We rely on a combination of patents, copyrights, trade secrets, trademarks and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. However, the steps we take to protect our intellectual property rights may be inadequate. We have only filed patent applications in China and we have not acquired any related international patent rights by filing pursuant to the Patent Cooperation Treaty. Our patents are under no protections outside of China.

Third parties may seek to challenge, invalidate or circumvent our patents, copyrights, trade secrets, trademarks and other rights or applications for any of the foregoing. In order to protect our intellectual property rights, we may be required to spend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and impact our business.

We may be sued by third parties for alleged infringement of their proprietary rights, which could harm our business.

Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, a third party provider may claim that we are infringing on their intellectual property rights. We may, however, be unaware of the intellectual property rights that others may claim over some or all of our applications, technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, restrict us from conducting our business or require that we comply with other unfavorable terms. We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management from our business operations.

We have identified material weaknesses in our internal accounting controls, and if we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and customer confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to this offering, we were a private company based in China with limited accounting personnel and other resources and with no experience in establishing and maintaining internal accounting controls and procedures in a manner appropriate for a U.S. listed and reporting public company. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended June 30, 2018 and 2017, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States (“PCAOB”) and other control deficiencies. The material weaknesses identified related to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; and (iii) a lack of independent directors and an audit committee. As described elsewhere in this prospectus, we are seeking to remediate these material weakness, but the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of this Act will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2019. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act (“JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

This prospectus contains certain data and information that we obtained from various government and private entity publications including industry information from government publications and publicly available third party publications. Statistical data in these publications also include projections based on a number of assumptions. The road maintenance and sanitation industries may not grow at the rate projected by market data, or at all. Failure of these industries to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in such third-party publications and reports. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer an extensive array of insurance products as insurance companies in more developed economies do. Currently, we do not have any business liability, disruption insurance or product liability insurance, except auto insurance and patent infringement insurance, to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We are currently entitled to a preferential tax rate and may not be eligible for such treatment in the future.

According to the Enterprise Income Tax Law and Administrative Measures for the Recognition of High-Tech Enterprises of PRC, we obtained the qualification of high-tech enterprise on July 17, 2012, and passed the review on August 3, 2015. For the years from 2013 to 2017, we received tax incentives of a reduced corporate income tax rate at 15%. As a result of such preferential tax treatment, our Company’s income taxes were reduced by $449,969 and $193,860, respectively, for fiscal years 2018 and 2017, respectively. We also renewed our High-Tech Enterprise Certification in September 2018 and will be eligible for such preferred tax treatment for another three years, or until September 2021. If we cannot renew our high-tech enterprise qualification thereafter, or if the relevant tax incentive policies for high-tech enterprises change, we may be taxed at a higher rate and our net income will be adversely affected.

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We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Risks Related to Doing Business in China

Downturns in the Chinese general economy or the road maintenance and sanitation industries in areas in which we operate in China may adversely affect our revenues and operating results.

General economic downturns, including downturns in the road maintenance and sanitation industries, in China could result in a material decrease in our revenues and operating results. Demand for many of our products, especially in the road maintenance industry, is cyclical. Sales of our products are sensitive to the PRC, foreign and regional economies in general, and in particular, changes in government infrastructure spending. In addition, many of our costs are fixed and cannot be quickly reduced in response to decreased demand. The following factors could cause a downturn in the road maintenance and sanitation industries:

•	declining economy domestically and internationally;
•	labor disputes in the road maintenance and sanitation industries causing work stoppages;
•	rising gas and oil prices;
•	rising steel prices and steel surcharges;
•	rising interest rates;
•	energy or building materials shortages;
•	inclement weather; and
•	availability of credit for customers.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

All of our revenue generating operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to a reduction in demand for our products and services and adversely affecting our competitive position. The Chinese government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Moreover, in the past, the Chinese government had implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may have caused a decrease in economic activity in China, which could adversely affect our business and operating results.

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A severe or prolonged downturn in the Chinese or global economy or markets, including as a result of escalating trade disputes with the United States and other factors, could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant volatility in recent years, which may continue. While the Chinese economy has experienced significant growth over past decades, growth has been unsteady, both geographically and among various sectors of the economy. There are also uncertainties (and resulting capital market turbulence) regarding the likelihood and timing of policy changes (including the imposition of tariffs on Chinese goods) by the Trump Administration in the United States and the subsequent impact on world economy. Also, there are considerable uncertainties over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over the unrest in the Middle East and Africa, which have resulted in volatility of financial and other markets. In addition, significant uncertainty exists regarding the timing of the United Kingdom’s anticipated withdrawal from the European Union and the effects such withdrawal may have on world economy. There have also been concerns regarding the economic effects involving the tensions between China and other surrounding Asian countries.

If present Chinese and global economic uncertainties persist, the taxable and other income of the local government and fiscal support from central government may be limited and the government’s demand and budget to procure our products and services may decline. Should any of this situation occur, our operating income would decline, and our business and financial condition would be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protection afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, but we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or upon those located in China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands or with many other countries/regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a Cayman Islands exempted company structured as a holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Our PRC subsidiaries as FIEs are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated, excluding Hong Kong resident enterprises.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.

In December 2018, the National People’s Congress of China published a discussion draft of a new proposed Foreign Investment Law aiming to replace the major existing laws governing foreign direct investment in China. The draft Foreign Investment Law applies to PRC enterprises established, acquired or otherwise invested wholly or partially by foreign investors in a manner prescribed under applicable PRC laws and regulations. It also governs investment activities in China by foreign investors. Accordingly, as our company qualifies as a “foreign investor” for these purposes, our PRC subsidiaries will be subject to the draft Foreign Investment Law if such proposed legislation becomes effective.

Our PRC subsidiaries will be characterized as a “foreign invested enterprise” under PRC law (“FIE”). Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operations fall within a restricted industry under the “negative list” issued or approved by the State Council, such entity will be required to obtain market entry clearance from the PRC Ministry of Commerce (“MOFCOM”) or its local counterparts and other relevant PRC government agencies. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, suspend its investment activities, dispose of its equity interests or assets of the FIEs and forfeit its income.

In addition, our PRC subsidiaries may enter into procurement agreements with local government agencies, and the relevant business carried out by our PRC subsidiaries and our investment in the PRC subsidiaries currently are not subject to the national security review under applicable PRC laws and regulations. However, if our future business operations or potential mergers and acquisitions we enter into in the PRC are related to material infrastructure or other national security sensitive areas or industries involving certain key technologies, national security review requirements will likely apply. According to the draft Foreign Investment Law as proposed, if a foreign investor fails to apply for the national security review, a joint committee established by the State Council may require the investor to suspend or terminate its investment, dispose of relevant equity interests in the FIE or take other actions to mitigate or eliminate the national security risk. Under such circumstances, our business, operations, financial conditions and future investments may be adversely affected.

PRC regulation on foreign loans to and foreign direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs, in China, certain capital contributions to our PRC subsidiaries are subject to registration with the MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange (“SAFE”). In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches, and (ii) our PRC subsidiaries may not procure cross-border loans the outstanding balance of which exceeds twice of its net asset under the Notice of the People’s Bank of China on Full-Coverage Macro-Prudent Management of Cross-Border Financing. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises (“SAFE Circular 19”), which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”), effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency registered capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its nonaffiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China or its subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, which may adversely affect our business, financial condition and results of operations.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, adopted by six PRC regulatory agencies in August 2006 and amended in 2009 (“M&A Rules”), requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission (“CSRC”), prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel, Tian Yuan Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our securities on the Nasdaq in the context of this offering, given that our actual controller, Mr. Jiuyi Wang, is not a Chinese citizen.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. Sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the securities that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of our securities.

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Fluctuations in the value of the Renminbi could have a material adverse effect on your investment.

The change in the value of the Renminbi against the U.S. dollar and other currencies is affected by various factors such as changes in political and economic conditions in the PRC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars that we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ordinary shares in U.S. dollars without giving effect to any underlying change in our business or results of operations.

Moreover, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our operating income effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our operating income in Renminbi. Under our current corporate structure, we as the Cayman Islands exempted company primarily rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be converted into foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities may be required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside of China, or to make other capital expenditure payments outside of China in a currency other than Renminbi. The PRC government may at its own discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries may not be able to pay dividends in foreign currencies to us, as a result of which we would be unable to distribute dividends to the holders of our ordinary shares.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Anti-Monopoly Bureau of the State Administration of Market Regulation of China (“SAMR”) shall be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, revised by the State Council in 2018, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of China, which became effective in 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. In addition, PRC national security review rules which became effective in 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security, to be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital directly into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (“SAFE Circular 37”), to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (“SAFE Circular 75”), which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (the “SPVs”), will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

SAFE Circular 37 is not applicable to our ultimate individual shareholder, Mr. Jiuyi Wang, given that Mr. Wang is a Canadian Citizen and is not a PRC resident under the SAFE Circular 37 and that he neither owns any permanent residential properties nor owns (or once owned) any domestic (non-foreign owned) equity interests within mainland China. However, as Mr. Wang may spend over 183 days in a year in mainland China, which if happens, will render him a “resident” in mainland China, and consequently potential risks exist as the SAFE Circular 37 may be deemed applicable to such situation by SAFE.

Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as interpretation and implementation of these foreign exchange regulations has been constantly evolving and varies in practice, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we, such company and/or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (the “Stock Option Rules”), replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We have not adopted any stock incentive plan as of the date of this prospectus. However, if we adopt an employee stock incentive plan in the future, we and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law.

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If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise. In 2009, the State Administration of Taxation (“SAT”), issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our offshore entities is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to the determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our offshore subsidiaries is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the rate of 25%, which could materially reduce our net income. In addition, we will become to be subject to PRC enterprise income tax reporting obligations. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are nonresident enterprises, including the holders of our ordinary shares. In addition, nonresident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of our ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

Under the PRC enterprise income tax relating to the withholding tax liabilities of our PRC subsidiaries, any dividends paid by our PRC subsidiaries to our offshore entities may not receive certain treaty benefits.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities. As a result, we cannot assure that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries. See “Taxation – People’s Republic of China Taxation.”

One of our PRC subsidiaries may face uncertainties relating to special preferential income tax rate in connection with PRC high and new technology enterprise, and such subsidiary may not be qualified to obtain preferential tax benefits.

One of our PRC subsidiaries, Reed Road, has received the High and New Technology Enterprise Certification in September 12, 2018, which allows it to be taxed at the preferential income tax rate of 15% for three years. Under the PRC laws, Reed Road shall satisfy all the conditions stipulated under the Administrative Measures for Recognition of High and New Technology Enterprises and relevant guidance, including relevant financial, research and development thresholds, manufacturing and otherwise requirements during the three-year period. We cannot assure that Reed Road may maintain the High and New Technology Enterprise Certification during the three-year period and such preferential income tax treatment could be revoked if Reed Road is deemed unqualified to receive such tax benefits. There is also no guarantee that Reed Road will receive a new High and New Technology Enterprise Certification upon expiration of the three-year preferential treatment period. Accordingly, our financial condition and operation may be adversely affected due to such changes.

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We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or another person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of nonresident enterprise income tax.

Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the nonresident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and if it was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of future transactions where PRC taxable assets are involved, such as offshore restructuring, the sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to the PRC Laws Regulating Our Business and Industry

Certain types of our products may be considered as customer-tailored special vehicles and special tricycles under applicable PRC regulations and our sales of such products may be challenged by the relevant governmental authority.

Under PRC Laws, generally, vehicle industry is highly and intensely regulated by relevant government agencies in various respects, including projects approval, construction, zoning, motor vehicle public announcements, work safety, 3C certification (a compulsory certification required for manufacturing, selling and/or importing certain products such as motor vehicles and automotive parts in China) and environment protection requirements in both of the factories and the pollutants emission of motor vehicles. Accordingly, manufacturing special vehicles and tricycles shall require the prior approval and permits from the PRC National Development and Reform Commission or its provincial counterparts for vehicles investment projects and from Ministry of Industry and Information Technology for specific vehicles/tricycles production and otherwise. See “Regulations - Laws And Regulations Applicable to Special Vehicles Business.” Certain types of our products may be considered customer-tailored special vehicles and/or special tricycles. Accordingly, pursuant to relevant PRC Laws, our manufacturing and assembling such equipment may be deemed manufacturing motor vehicles without government authorizations. The structure and features are also required to be approved by the Ministry of Industry and Information Technology prior to commercial production. Further, pursuant to the PRC Law, selling refitted or assembled or altered motor vehicles is generally not permitted and any motor vehicles refitted or altered will be deemed to be a new type of motor vehicles which require separate approvals by government authorities. If we are deemed by the relevant governmental authority to be selling refitted/assembled/altered motor vehicles, our products may be confiscated, and we may also be imposed on penalties. Under the worst scenario, our business license may be revoked and we will not be able to perform our contract obligations and to provide our customers with relevant products.

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The Registered Capital of two of our subsidiaries are not yet paid in full, which may require further capital contribution and affect our ability to received dividends.

To date, the registered capital of two of our PRC subsidiaries, Eager Heavy Industry. Limited (“EAGER”) and Henan Reed Sanitation Services Limited (“Sanitation Services”), have not been paid in full. According to their respective Articles of Associations, EAGER’s registered capital shall be paid in full before January 25, 2030 and Sanitation Services’ registered capital shall be paid in full before August 31, 2038. Although we are not obligated to pay in the total amount of registered capital, according to the Provisions of the Supreme People’s Court on Several Issues concerning the Application of the PRC Company Law (III) (2014 amendment), creditors of a company may ask any shareholder who has not perform any or all of his duty of contribution to the company to repay and settle the liability of the company to the extent of the amount of registered capital subscribed and unpaid by such shareholder. We plan to make further capital contribution to fully comply with PRC regulations. However, before the registered capital of these two entities are fully paid, their creditors can sue us to repay outstanding liabilities of these entities for up to the amount of unpaid registered capital.

We may not be able to obtain the licenses required for providing road maintenance services.

Pursuant to the PRC Laws and regulations, with respect to highway maintenance, a company shall obtain Road Maintenance Professional Qualification Certificate to perform highway maintenance services; with respect to urban road (other than highway) maintenance, a company shall alternatively obtain the General Contractor Certificate on Municipal Engineering of Public Utilities. Part of our revenue generates from urban road maintenance services we provide for our customers which are, mainly urban government agencies. We are currently in the process of preparing for the application of such certificates, but we cannot assure you that we will successfully obtain such certificates. If we cannot satisfy relevant preconditions for applying for and receive the Road Maintenance Professional Qualification Certificate or the General Contractor Certificate on Municipal Engineering of Public Utilities, we will not be able to provide road maintenance services, which will adversely affect our business and income. In addition, we have in the past performed road maintenance services for local government agencies pursuant to a limited amount of service contracts without obtaining the required certification for doing so. As a result, we may be required to pay fines and forfeit income generated therefrom, which could adversely affect our financial condition and results of operations.

We may not be able to satisfy the conditions specified under the Land Use Right Assignment Contract entered into between Eager Heavy Industries Co., Ltd. and Xinxiang County Land Resources Bureau.

EAGER has entered into a Land Use Right Assignment Contract with Xinxiang County Land Resources Bureau for the acquisition of the Land Use Right. As conditions for acquiring the Land Use Right, EAGER agreed to invest in fixed assets projects on the land for a total amount of not less than RMB 220,000,000 (approximately $33,247,192.88) and that the investment ratio shall not be less than RMB 3,074.47/m2 (approximately $464.62/m2). EAGER further agreed that the size of the real properties overall constructed on the land shall be 85,868.4 m2, among which the plot ratio shall be no less than 1.2, the density of the real properties built on the land shall be no less than 60%, and the size of the greenbelt area shall be no larger than 20%. The Land Use Right Assignment Contract further stated that if the total investment amount, investment intensity and development investment amount do not reach the standard agreed under the Land Use Right Assignment Contract, Xinxiang County Land Resources Bureau could claim a liquidated damage and specific performance against us. Currently, we have not reached the amount required to be invested on the land for fixed assets projects. Although we are planning to build new factories and plants and other infrastructures related to our productions, we cannot assure you that we will be investing enough capital in fixed assets projects and satisfy all requirements set forth under the Land Use Right Assignment Contract. Our future investment will be highly dependent on our strategy and profitability. Therefore, there is a possibility that we may breach the Land Use Right Assignment Contract and be liable for liquidated damages set forth thereunder, which may have an adverse impact on our operating results and financial condition.

The legality of certain properties we acquired and used for manufacturing could be challenged by regulatory authorities and our business, results of operations, and financial condition may be materially and adversely affected.

Our PRC subsidiary, EAGER owns the land use right (“Land Use Right”) of a parcel of land located at the east of Hongda Avenue, Guguzhai Town, Xinxiang County, Henan Province. Certain properties and construction work existing at the time of our acquisition were built without any prior approval or documentation and were sold as part of the attachments and fixtures to the land to EAGER. Since such properties and construction work were not built by our PRC subsidiary, we were not able to apply for and acquire all required and necessary certificates of legal title and other documentations including, without limitation, the License of Planned Construction, License of Implementation of Construction Work, and Environmental Assessment Approval.

According to the PRC Urban and Rural Planning Laws, properties or construction work built without or not in accordance with the License of Implementation of Construction Work shall be suspended for any further construction. If it is still possible to correct and eliminate the adverse impact on the implementation plan, the local government authority may issue an order of correction, if any order of correction may not eliminate the adverse impact, the local government authority may tear down the illegal properties or confiscate such properties or income arising out of such properties, a fine of no more than 10% of the amount invested in the construction work may also be imposed.

Although such properties without certificates of titles and such construction work are not built by EAGER and that the local governmental authority was aware of the difficulties for EAGER to submit application of approvals together with all required documentations, we cannot assure that we will not be fined or ordered to tear down the properties and construction work aforementioned. Because some of the properties, such as the electricity room and the pump room, are very important to our manufacturing and daily operation of business, if we have to tear down the current electricity room and the pump room and apply for licenses and approvals before building a new electricity room and a pump room, our daily operation will be adversely affected. If we are fined for no more than 10% of the amount invested in the construction work, our financial condition will also be adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations and is subject to the interpretation of such laws and regulations by relevant local government agency. We have not made adequate employee benefit payments for all our employees. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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Risks Related to Our Ordinary Shares and This Offering

Our principal shareholders have substantial influence over our company and will continue to have such influence following this offering. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Mr. Jiuyi Wang, our founder, Chief Executive Officer and chairman of our board of directors, beneficially owns an aggregate of 100% of our outstanding ordinary shares. Upon the completion of this offering, our executive officers and directors, together with our existing shareholders, will beneficially own approximately [●] ordinary shares, or approximately [●]% of our outstanding ordinary shares.

Accordingly, our executive officers and directors, together with our existing shareholders, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

An active trading market for our ordinary shares or our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.

We intend to apply to list our ordinary shares on the Nasdaq. Prior to the completion of this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares was determined by negotiation between us and the Underwriter based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products, services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

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●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution if you invest in this offering.

If you purchase ordinary shares in this offering, you will pay more for each share than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of $          per share, representing the difference between our net tangible book value per share at $[●] as of June 30, 2018, after giving effect to this offering and the initial public offering price of $          per share. See “Dilution” for a more complete description of how the value of your investment in our ordinary shares will be diluted upon the completion of this offering.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Following the consummation of our initial public offering, there will be ordinary shares outstanding immediately after this offering. In connection with this offering, we and each of our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any ordinary shares for 12 months from the date of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. However, the Underwriter may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

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You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our stock price.

We plan to use the net proceeds of this offering primarily for product upgrading, production expansion, and research and development. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

As a non-U.S. corporation, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our taxable year ending June 30, 2019 or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

The amended and restated memorandum and articles of association that we intend to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

We intend to adopt an amended and restated memorandum and articles of association immediately prior to the completion of this offering. Our proposed amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares underlying the ordinary shares may be materially and adversely affected.

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Because we are incorporated under Cayman Islands law, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital – Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

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Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforcement of Civil Liabilities.”

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our ordinary shares in the United States.

We will incur significant additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. Compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

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In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the Underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the Underwriter as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the Underwriter was to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,”  “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the road maintenance and environmental equipment market in China;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with investors and lenders;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the rapidly changing nature of the road maintenance and sanitation industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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USE OF PROCEEDS

We estimate that the net proceeds we receive from the sale of ordinary shares in this offering will be approximately $[●] million (or approximately $[●] million if Underwriter exercises its over-allotment option in full), assuming an initial public offering price of $[●] per share, the midpoint of the estimated price range set forth on the cover page of this preliminary prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering primarily for manufacturing capacity expansion, research and development, including establishing a research and development center for road maintenance technologies and general corporate purposes, which may include recruitment of sales representatives, marketing and advertising and other general and administrative matters.

Description of Use	Approximate Percentage of Net Proceeds from this Offering
Manufacturing capacity expansion, including adding additional production lines and expanding manufacturing facility	70%
Research and development, including establishing a road maintenance research and development center	20%
working capital	10%

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions and to our PRC subsidiaries only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to file application with MOFCOM or its local counterparts, pursuant to applicable regulations of such government agencies. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—PRC regulation of foreign loans to and foreign direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2018:

●	on an actual basis;

●	on an as adjusted basis to reflect the sale of ordinary shares by us in this offering at the initial public offering price of $ per share, after deducting the Underwriter’s discounts and commissions and estimated offering expenses payable by us, assuming Underwriter does not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2018
	Actual	As Adjusted(2)
	(in US$ thousands)
Equity:
Ordinary shares, $1 par value, 50,000 shares authorized, ordinary shares outstanding on an as adjusted basis	$1
Additional paid-in capital	11,625,980
Statutory reserve	738,854
Accumulated Deficit	(1,059,221)
Accumulated other comprehensive loss	(288,815)
Total equity	11,016,799

Total capitalization	$11,016,799

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DILUTION

  If you invest in our ordinary shares, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per ordinary share immediately after this offering.

The net tangible book value of our ordinary shares as of June 30, 2018 was $         , or $        per share based upon ordinary shares outstanding.  Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares outstanding. Tangible assets equal our total assets less goodwill and intangible assets.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering. After giving effect to the sale of the          shares being sold pursuant to this offering at the midpoint of our offering price range of $        per share and after deducting Underwriter’s discount and commission payable by us in the amount of $          , non-accountable expenses of $         payable to the Underwriter and estimated offering expenses in the amount of $        , our pro forma net tangible book value would be approximately $        , or $        per share of ordinary shares. This represents an immediate increase in net tangible book value of $        per share to existing shareholders and an immediate decrease in net tangible book value of $        per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of June 30, 2018
Public offering price per ordinary share (midpoint of our range)
Net tangible book value per share as of June 30, 2018
Increase in net tangible book value per share attributable to existing shareholders	(	)
Pro forma net tangible book value per share after this offering
Dilution per share to new investors

If the Underwriter’s over-allotment option to purchase additional shares from us is exercised in full, and based on the initial public offering price of $       per share, the as adjusted net tangible book value (deficit) per share after this offering would be approximately $      per share, and the dilution to new investors purchasing shares in this offering would be approximately $       per share.

Our adjusted pro forma net tangible book value after the offering, and the decrease to new investors in the offering, will change from the amounts shown above if the Underwriter’s over-allotment option is exercised.

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) our pro forma net tangible book value per share after this offering by approximately $       , and increase the value per share to new investors by approximately $ , after deducting the Underwriter’s discount and estimated offering expenses payable by us.

The following table sets forth, on a pro forma as adjusted basis as of June 30, 2018, the difference between the number of ordinary shares purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated Underwriter’s discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $      per ordinary share:

	Shares Purchased			Total Cash Consideration			Average Price Per
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors from public offering			%	$		%	$
Total			%	$		%	$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

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ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers and a majority of our directors are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, located at 850 Library Ave, Suite 204, Newark, DE 19711, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Tian Yuan Law Firm, our counsel as to PRC law, has advised us, that there is uncertainty as to whether the courts of China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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SELECTED FINANCIAL DATA

the following table summarizes our financial data. We have derived the following statements of operations data and balance sheet data for the years ended June 30, 2018 and 2017 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. Numbers in the following tables are in U.S. dollars and, except share and per share amounts, in thousands.

Summary Consolidated Statement of Operation Data	For the Years Ended June 30,
	2018	2017

Revenue	$22,634,333	$19,025,874
Gross Profit	6,899,010	3,105,582
Operating Expenses	3,511,790	2,040,615
Income From Operations	3,387,220	1,064,967
Other Income (Expense)	49,520	(25,332)
Income Before Income Taxes	3,436,740	1,039,635
Income Taxes Provision	492,818	201,041
Net Income	$2,943,922	$838,594

Summary Consolidated Balance Sheet Data	June 30,	June 30,
	2018	2017

Cash	$188,149	$2,427,640
Accounts Receivables, Net	12,662,012	4,584,721
Total Current Assets	17,210,959	11,568,756
Total Assets	$19,167,459	$13,387,961
Total Current Liabilities	8,150,660	5,241,640
Total Shareholders' Equity	11,016,799	8,146,321

Total Liabilities And Shareholders' Equity	$19,167,459	$13,387,961

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a holding company formed under the laws of Cayman Islands. Immediately prior to this offering, we are 100% owned by Folk Stone Limited, a company formed under the laws of the British Virgin Islands and wholly owned by Jiuyi Wang, our Chairman and Chief Executive Officer. We began our operations in China in 2007 and currently conduct our business through our subsidiaries.

We currently have four wholly owned subsidiaries, including REED International Group Holding Limited, a limited liability company formed under the laws of Hong Kong and three operating subsidiaries, each a limited liability company formed under the laws of the PRC. In 2007, we formed Reed (Xinxiang) Road Incorporation Limited (“Reed Road) to primarily engage in the business of design, manufacturing and sale of road maintenance and sanitation equipment. We also established EAGER Heavy Industry Limited (“EAGER”) in 2015 under the laws of the PRC to hold major assets and properties. Through Reed Road, we own 100% of the equity interest of Henan Reed Sanitation Services Limited, which is engaged in the business of sanitation services. Reed Road currently has three branches, Reed (Xinxiang) Road Incorporation Limited – Weibin Branch, Reed (Xinxiang) Road Incorporation Limited – Fengqiu Branch and Reed (Xinxiang) Road Incorporation Limited – First Branch. Each of these branches was formed under the law of the PRC and currently has nominal operations.

Through our operating subsidiaries, we are primarily engaged in the business of developing, manufacturing and selling road maintenance equipment and materials. Our main products include highway maintenance vehicles and equipment, snow removing and ice-breaking equipment, and highway maintenance materials, etc. The products are mainly sold to provincial and municipal PRC government agencies such as Department of Transportation, Highway Management Bureau and Highway Administration Stations. In addition to road maintenance equipment and materials, we also manufacture and sell snow removal equipment and sanitation products. Starting from July 2018, we began to provide the urban environmental sanitation services, which includes waste collection, transportation, treatment and disposition.

Our major customers are government agencies in the PRC, primarily transportation and sanitation departments at the provisional and municipal levels. We participate in a government bidding process and enter into government procurement contracts if we are selected. For fiscal years 2018 and 2017, 90% and 95% of our sales were made to government agencies. We also sell products to private companies and third party distributors.

Factors Affecting Our Results of Operations

We believe we have benefited significantly from the following recent trends in the road maintenance and sanitation markets and we anticipate that the demand in these markets will continue to grow:

Favorable Policies for Road Maintenance

In its Thirteen Five-Year Plan (the “Plan”) for Transport, the PRC Ministry of Transportation announced key policies relating to transportation infrastructure. According to the Plan, in order to facilitate continuous development of transportation infrastructure, the PRC government will switch its focus from road construction to road maintenance and management. In particular, the Ministry of Transportation has emphasized increasing road maintenance capacity via technology innovations and promulgating regulations to standardize road maintenance services. The Plan set forth a minimum of 8% out of total mileage for highway preventive maintenance and 5% for provincial level roads preventive maintenance.

Increased Government Funding

To support continuous development of transportation infrastructure, the PRC government has been increasing funding in road construction and maintenance. According to the PRC Ministry of Transportation, the total funding in nationwide road construction and maintenance increased from RMB 13.7 billion (approximately $2.07 billion) in 2013 to 21.3 billion in 2017. The total funding in highway construction and maintenance reached RMB 9.26 billion (approximately $1.40 billion) in 2017, representing a 12.4% increase from 2016. The increased government funding in road maintenance will increase market demands and improve our customers’ ability to pay for our products and services.

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Increased Demands in Road Maintenance and Sanitation Markets

Driven by the continuous developments in transportation infrastructure and increased government policy and funding support, the market demand for road maintenance products and services is anticipated to continue to grow. The PRC Ministry of Transportation estimated that the market demand for road maintenance equipment and services will likely reach RMB 1.5 trillion (approximately $0.23 trillion) by 2022, or RMB 300 billion (approximately $43.34 billion) per year on average.

With the continuous growth of its GDP, China has undergone a steady urbanization process during the recent years. Driven by the fast urbanization process and due to the increase of labor cost in the PRC, the demands for sanitation equipment have increased significantly during the past decade. According to the 2017 China Statistics Yearbook, by the end of year 2017, the nationwide street area requiring sanitation services reached 8.42 billion square meters. The percentage of sanitation work done by equipment has increased to 59.75% in 2016 for cities nationwide and such percentage was even higher for major cities such as Tianjin (80.71%) and Shanghai (75.60%). The primary customers for sanitation equipment are PRC government agencies, including municipal and county departments of sanitation. The aggregate contract value for nationwide sanitation equipment procurement projected increased from RMB 48.9 billion (approximately $7.39 billion) in 2015 to RMB 170.0 billion (approximately $25.69 billion) in 2017.

While our business is influenced by factors affecting the road maintenance and sanitation industries in China generally and by conditions in each of the geographic markets we serve within China, we believe our business is more directly affected by company-specific factors, including, among others:

Our ability to continue to expand our R&D capacity. We have dedicated considerable resources to our technology and product development efforts and our R&D capacity has been one of our competitive advantages. As of the date of this prospectus, we have obtained 41 patents from the PRC related to technologies used in our road maintenance and sanitation products and related services and received multiple awards for our development efforts from provincial and municipal government. As the road maintenance and sanitation industries continue to evolve, our customers, primarily municipal and provincial bureau of transportation and sanitation departments, tend to have higher standards for technology components of products serving their road maintenance and sanitation needs. In addition, our competitors continue to expand their R&D efforts in road maintenance and sanitation technologies with the goal of capturing additional market share. As such, our ability to expand our R&D capacity in road maintenance and sanitation products is key to our competitive advantages.

Our ability to build customer base and brand awareness outside of Henan Province. After many years in operation, our brand “瑞德” has been a well-recognized brand in road maintenance in Henan. Our sales to government agencies in Henan province have accounted for the bulk of government contacts since our inception. For fiscal years 2018 and 2017, sales to government agencies in Henan accounted for 86% and 78%, respectively, of our revenue. In order to further increase our sales and revenue, our ability to develop and maintain clients and build brand awareness in other regions of the PRC and international markets will have material impact on our financial condition and operating results.

Our Growth Strategy

Our overall business objective is to become an integrated solution provider in the PRC road maintenance and sanitation markets. We aim to accomplish our goals by implementing the following operational strategies:

Continue to Promote Sales and Services Model. To further expand our product sales, we plan to establish sales and technology service centers in seven major regions of the PRC, including the Northeast, the Northwest, the Southeast, the North, the Central, the East and the South, to further localize our marketing efforts and post-sale services. We believe that such strategy will help us develop and maintain a client base in major markets within the PRC.

Further Expand and Customized Product Offerings. To maintain and improve our competitive status in the road maintenance space and expand sales in the sanitation market, we plan to further increase and customize our product offerings based on market trends discovered by our sales team and customer feedback provided to us. As we continue our expansions into regions outside of Henan Province, we plan to offer road maintenance equipment that is more compatible with local weather conditions, such as low temperature environments in the Northeast and Northwest regions, by adjusting our existing product offering. In response to recent market demands, we have also been developing new sanitation equipment such as remote sensing exhaust emission detectors and plan to offer these products to customers in the near future.

Expand Sanitation Services. In addition to increasing product offerings, we are dedicated to expanding our sanitation service business, primarily serving municipal government agencies in China. As of the date of this prospectus, we have selected as the contractor for four sanitation service procurement projects with local government agencies in Henan Province with an aggregate contract value of RMB 142,152,969 (approximately $21,482,669). In response to the increasing demands for sanitation services in the PRC, we plan to market our services to an increased number of municipal agencies in Henan and also target government agencies in other areas of the PRC. Such expansion, in our view, will allow us to integrate our products and services in the sanitation space and position ourselves as an integrated solution provider for sanitation needs of local government agencies in the PRC.

Explore Complementary Business Offerings. In addition to the traditional product sales model, we plan to explore complementary business offerings, primarily equipment leasing. We expect such addition to enable us to serve certain potential customers that prefer equipment leasing and expand sources of our revenue.

Increase Marketing Efforts to Build Brand Awareness. To increase our brand recognition, we plan to dedicate increased resources to our marketing and advertising efforts. In particular, we intend to increase our participations in industry conferences and organize our own product promotion events. We also plan to increase online marketing through social media such as Weibo, TouTiao and Wechat.

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Increase Vertical Integration through Strategic Acquisitions. In connection with implementation of our national expansion strategy, we intend to acquire businesses with technologies that will increase our technology capacity in the road maintenance space and also form joint ventures with local partners to mitigate geographic barriers we may encounter in our expansions in the PRC. As of the date of this prospectus, we are not a party to any agreement or understanding with respect any such acquisitions.

We believe these strategic initiatives will continue to generate our sales growth, allow us to focus on managing capital and leveraging costs and drive product margins to produce profitability and return on investment for our stockholders.

Results of Operations

Years Ended June 30, 2018 and 2017

The following table summarizes the results of our operations during the fiscal years ended June 30, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	2018		2017
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$22,634,333	100.0%	$19,025,874	100.0%	$3,608,459	19.0%
Cost of sales	15,735,323	69.5%	15,920,292	83.7%	(184,969)	(1.2)%
Gross profit	6,899,010	30.5%	3,105,582	16.3%	3,793,428	122.1%
Operating expenses
Selling expenses	274,479	1.2%	260,751	1.4%	13,728	5.3%
General and administrative expenses	1,797,388	7.9%	1,115,675	5.8%	681,713	61.1%
Bad debt expenses	1,137,197	5.0%	280,917	1.5%	856,280	304.8%
R&D expense	302,726	1.4%	383,272	2.0%	(80,546)	(21.0)%
Total operating expenses	3,511,790	15.5%	2,040,615	10.7%	1,471,175	72.1%
Income from operations	3,387,220	15.0%	1,064,967	5.6%	2,322,253	218.1%
Other income (expenses)
Interest income (expense), net	(5,845)	0.0%	20,634	0.1%	(26,479)	(128.3)%
Other income (expenses)	55,365	0.2%	(45,966)	(0.2)%	101,331	220.4%
Total other income (expenses)	49,520	0.2%	(25,332)	(0.1)%	74,852	295.5%
Income before income taxes	3,436,740	15.2%	1,039,635	5.5%	2,397,105	230.6%
Provision for income taxes	492,818	2.2%	201,041	1.1%	291,777	145.1%
Net income	$2,943,922	13.0%	838,594	4.4%	2,105,328	251.1%

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Revenues

Revenues increased by $3.6 million, or 19.0%, to approximately $22.6 million in 2018 from approximately $19.0 million in 2017. The increase in net sales was a combined effect of increased sales of road maintenance equipment, snow removal equipment and road maintenance materials. During fiscal 2018, we obtained more large contracts through public bidding process than in fiscal 2017.

Revenue by Product Type

	For the Year Ended June 30
	2018		2017
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %

Road maintenance equipment	$20,686,286	91.1%	$18,285,868	94.5%	$2,400,418	13.1%
Snow removal equipment	969,875	4.3%	407,114	2.1%	562,761	138.2%
Road maintenance material	863,038	3.8%	489,314	2.5%	373,724	76.4%
Equipment parts and others	192,174	0.8%	160,989	0.8%	31,185	19.4%
	22,711,373	100.0%	19,343,285	100.0%	$3,368,088	17.4%
Less: allowance for sales returns	(77,040)		(317,411)
Net revenue	$22,634,333		$19,025,874		$3,608,459	19.0%

Road maintenance equipment

Revenue from road maintenance equipment increased by $2.4 million, or 13.1%, from approximately $18.3 million in 2017 to approximately $20.7 million in 2018. The increase in revenue was mainly due to the local governments had more projects on highway maintenance and we obtained more contracts through public bidding during fiscal 2018.

Snow removal equipment

Revenue from snow removal equipment increased by $0.6 million or 138.2%, from approximately $0.4 million in 2017 to approximately $1.0 million in 2018. The increase in revenue was mainly due to that we increased our varieties of snow removal equipment products as the results of our research and development efforts. We started developing snow removal products in fiscal 2016, and now we have increased our market shares due to the growth of marketing effort and the good reputation from the road maintenance sales.

Road maintenance material

Revenue from road maintenance material increased by $0.4 million or 76.4%, from approximately $0.5 million in 2017 to approximately $0.9 million in 2018. The increase in revenue was mainly due to we expand our distribution channels in fiscal 2018 comparing to fiscal 2017.

Equipment parts and others

Revenue from equipment parts and others increased by $0.03 million or 19.4%, from approximately $0.16 million in 2017 to approximately $0.19 million in 2018. The increase in revenue was in line with the increased sales of road maintenance and snow removal equipment in fiscal 2018.

Gross profit

Our gross profit increased by $3.8 million, or 122.1%, to approximately $6.9 million in 2018 from approximately $3.1 million in 2017. Gross profit margin was 30.5% in 2018, as compared with 16.3% in 2017. The significant increase of profit margin was primarily attributable to the lower production costs due to lower cost of raw materials and improved production processes in fiscal 2018 comparing to fiscal 2017.

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Our cost and gross profit by product types are as follows:

	For the year ended June 30, 2018			For the year ended June 30, 2017
Product category	Cost of goods sold	Gross profit	Gross profit %	Cost of goods sold	Gross profit	Gross profit %	Variance in Cost of goods sold	Variance in gross profit	Variance in gross profit %
Road maintenance equipment	$14,304,600	$6,381,686	30.8%	$15,027,122	$3,258,746	17.8%	$(722,522)	$3,122,940	13.0%
Snow removal equipment	544,175	425,700	43.9%	298,163	108,951	26.8%	246,012	316,749	17.1%
Road maintenance material	638,384	224,654	26.0%	418,084	71,230	14.6%	220,300	153,424	11.4%
Equipment parts and others	87,029	105,145	54.7%	105,025	55,964	34.8%	(17,996)	49,181	19.9%
	$15,574,188	$7,137,185	31.4%	$15,848,394	$3,494,891	18.1%	$(274,206)	$3,642,294	13.3%
Add: sales tax	161,135			71,898
Total	$15,735,323		30.5%	$15,920,292		16.3%	$(184,969)		14.2%

Cost of goods sold for road maintenance equipment decreased by approximately $0.7 million from approximately $15.0 million in 2017 to approximately $14.3 million in 2018, and gross profit increased by $3.1 million from approximately $3.3 million in 2017 to approximately $6.4 million in 2018. The decrease of the cost of goods sold was mainly due to lower raw materials in fiscal 2018 comparing to fiscal 2017 and our improved production process. As the result, gross profit margin increased from 17.8% in 2017 to 30.8% in 2018 largely due to the higher sales and the lower cost of goods sold.

Cost of goods sold for snow removal equipment increased by $0.2 million from approximately $0.3 million in 2017 to approximately $0.5 million in 2018. The increase was mainly due to the increased sales volume. Gross profit margin increased by 17.1%, from 26.8% in 2017 to 43.9% in 2018. The higher gross margin was mainly due to lower cost of raw materials, improved production processes from R&D efforts, and accumulated experiences from producing snow removal products.

Cost of goods sold for road maintenance material increased by $0.2 million from approximately $0.4 million in 2017 to approximately $0.6 million in 2018, while gross profit margin increased by 11.4% from 14.6% in 2017 to 26.0% in 2018. The higher gross margin is mainly due to the larger sales volume in 2018, which reduced the costs of the materials.

Cost of goods sold for equipment parts and others was $87,029 in 2018, comparing to $105,025 in 2017. The gross margin was 54.7% in 2018, comparing to 34.8% in 2017. The increased gross margin was mainly due to we provided deep discount for certain spare parts when sold to our road maintenance or snow removal equipment customers in 2017.

Selling expenses.  Our selling expenses primarily include expenses incurred for various sales activities, advertisings, payroll, and sales commission expense paid to our sales personnel as well as shipping and delivery expenses. Selling expenses increased by $13,728 or 5.3% from $260,751 in 2017 to $274,479 in 2018. As a percentage of sales, our selling expenses were 1.2% of revenues in 2018 and 1.4% in 2017. The increase in selling expenses is consistent with the increase of revenues.

General and administrative expenses.  Our general and administrative expenses primarily include employee salary, welfare and insurance expenses, depreciation, as well as professional service expense. General and administrative expenses increased by $0.7 million or 61.1% from approximately $1.1 million in 2017 to approximately $1.8 million in 2018, mainly due to increased salaries and professional service fees in 2018. As a percentage of revenues, general and administrative expenses were 7.9% and 5.8% of our revenue in 2018 and 2017, respectively.

Research and development expenses.  Our research and development expenses decreased by $80,546, or 21.0% from $383,272 in 2017 to $302,726 in 2018, representing 1.4% and 2.0% of our total revenue for 2018 and 2017, respectively. The decrease was mainly due to that we developed more products in 2017 comparing to 2018, especially for snow removal equipment. We expect R&D expense to continue to increase, as we continue to conduct research and development activities to meet customer demands.

Other income (expense).  We had other income of $49,520 in 2018 comparing to other expense of $25,332 in 2017.

Income before income taxes.  Our income before income taxes was approximately $3.4 million in 2018, an increase of approximately $2.4 million compared with approximately $1.0 million in 2017. The increase was primarily attributable to increased sales and gross margin, offset by the increased selling, general and administrative expenses discussed above, as well as the increased bad debt provision in 2018 comparing to 2017.

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Provision for income taxes.  Our provision for income taxes was $0.5 million in 2018, an increase of $0.3 million from $0.2 million in 2017. The principal business of our subsidiary, Reed Road is performed in the PRC, therefore is subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. The increase was mainly due to the increased income before income taxes.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. Reed HK, our Hong Kong organized wholly owned subsidiary, owns Reed Road, EAGER and their assets in China. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. We have relied on direct payments of expenses by our subsidiaries (which generate revenues), to meet our obligations to date.

As of June 30, 2018, we have no outstanding bank loans. Mr. Jiuyi Wang, Chairman of the Board, CEO and our controlling shareholder, also periodically advanced funds to support the Company’s operations when needed. These advances were non-interest bearing and due upon demand.

As of June 30, 2018, we had cash and cash equivalents of approximately $188,149. We did not have any other short-term investments. Our current assets were approximately $17.2 million, and our current liabilities were approximately $8.2 million, which resulted in a positive working capital of $9.0 million. Total shareholders’ equity as of June 30, 2018 was approximately $11.0 million.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. We plan to fund working capital through our operations and additional capital contributions from our controlling shareholder. Our controlling shareholder, Mr. Wang commits to provide personal loans whenever necessary to us as working capital. The management believe that our cash and cash flows from current and future operations will be sufficient to meet our working capital needs for at least the next 12 months.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2018	2017
Net cash (used in) provided by operating activities	$(241,390)	$1,576,634
Net cash used in investing activities	(22,283)	(54,258)
Net cash (used in) provided by financing activities	(2,072,933)	474,191
Effect of exchange rate change on cash	97,115	1,896
Net increase (decrease) in cash	(2,239,491)	1,998,463
Cash, beginning of year	2,427,640	429,177
Cash, end of year	$188,149	$2,427,640

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Operating Activities

Net cash used in operating activities was approximately $0.2 million in 2018, compared to cash provided by operating activities of approximately $1.6 million in 2017. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

•	Accounts receivable increased by approximately $9.3 million in 2018 compared to a decrease of $0.8 million in 2017. The increase was associated with increased sales.

Offset by:

•	The increase in our sales and net income. Our sales increased by 19.0% or $3.6 million to $22.6 million in 2018 from $19.0 million in 2017. As a result, our net income increased by 251.1% or $2.1 million to $2.9 million in 2018 from $0.8 million in 2017.

•	Accounts payable increased by approximately $4.3 million in 2018 compared with an increase of approximately $1.2 million in 2017.

•	Tax payable increased by approximately $0.5 million in 2018 compared with a decrease of approximately $0.2 million in 2017.

Investing Activities

Net cash used in investing activities was $22,283 in 2018, as compared to net cash used in investing activities of $54,258 in 2017. The decrease in net cash used in investing activities in 2018 was primarily attributable to decrease in purchasing of equipment.

Financing Activities

Net cash used in financing activities was approximately $2.1 million in 2018, compared to net cash provided by financing activities of approximately $0.5 million in 2017. The net cash used in financing activities in 2018 was primarily attributable to the payment of dividend of $2.0 million to shareholder. In 2017, we paid dividend of $2.7 million to Mr. Wang, and Mr. Wang used the dividend to increase the register capital of Reed Road.

Our primary source of cash is currently generated from the sales of our products in addition to proceeds from related party borrowings. In the coming years, we will be looking to other sources, such as raising additional capital by issuing shares of stock, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs solely by utilizing cash flows generated from our operating activities and bank borrowings, as necessary.

Off-Balance Sheet Commitments and Obligations

We did not have any off-balance sheet arrangements as of June 30, 2018.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there was no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

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Revenue Recognition

Revenue from product sales, net of estimated and actual sales returns, is recognized when the merchandise is delivered and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Pursuant to the contract terms, we have enforceable right on payments for the product delivered. Revenue is reported net of all value added taxes (“VAT”). The estimated sales returns are determined based upon an analysis of historical sales returns and other relevant data. For the years ended June 30, 2018 and 2017, the estimated sales returns were $906,518 and $811,035, respectively.

Most of our large contracts are government related contracts. We assess that our government customers, consisting of government related agencies and state-owned companies, generally have good credit-worthiness and there is no doubt that these customers have intention and ability to fulfill the payment obligation at the point of revenue recognition. From past experience, we have never experienced any significant losses on collection nor experienced any significant bad debts from these customers. We review the financial situation and credit condition of the customers to ensure the collectability.

We have historically agreed with our customers in applicable contracts to holdback approximately 10% of total contract price as security deposits which are payable by customer within 1-2 years after the goods are shipped and titles have passed. We determine the timing of collection of security deposit has no impact on revenue recognition, as all above criteria on revenue recognition had been met at the point at delivery and we do not retain any substantial performance obligations.

We have adopted ASC 606 on July 1, 2018, using the modified retrospective method where the cumulative effect is recognized at the date of initial application. We are currently evaluating the impact of ASC 606. Based on our preliminary assessment that there will be no change to the timing and pattern of revenue recognition for our current revenue streams in scope of Topic 606, therefore, we have determined that the adoption of this new guidance will not result in a material cumulative catch-up adjustment to the opening balance sheet of retained earnings at the effective date.

Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

Income Tax

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2018 and 2017. All of our tax returns remain subject to examination by the tax authorities for three years from the date of filing.

Recently Issued Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In May 2014, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09” or “ASC 606”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), and for all other entities, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

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In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes.

We have adopted ASC 606 on July 1, 2018, using the modified retrospective method where the cumulative effect is recognized at the date of initial application. We are currently evaluating the impact of ASC 606. Based on our preliminary assessment that there will be no change to the timing and pattern of revenue recognition for our current revenue streams in scope of Topic 606, therefore, we have determined that the adoption of this new guidance will not result in a material cumulative catch-up adjustment to the opening balance sheet of retained earnings at the effective date.

In January 2016, the FASB has issued Accounting Standards Update (ASU) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We do not believe this guidance will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. We are currently evaluating the impact of this new standard on its consolidated financial statements.

In June 2016 the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced a new model for determining the allowance for credit losses known as CECL (current expected credit loss). The new guidance is effective for public companies for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of this new standard on its consolidated financial statements.

In February 2018, the FASB has issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. We do not believe this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. We do not believe this guidance will have a material impact on its consolidated financial statements.

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On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for us on January 1, 2019. Early adoption is permitted, including in interim periods, and should be applied to all new awards granted after the date of adoption. We do not expect this guidance will have a material impact on its consolidated financial statements.

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INDUSTRY OVERVIEW

This section provides an overview of the markets in which we operate and compete, including the PRC road maintenance and sanitation equipment and services industries. Information such as historical data included in this section is derived from official PRC government publications and publications of independent third parties such as industry organizations that are publicly available.

Road Maintenance Products & Services

Overview

Proper road maintenance plays a critical role in reliable transport at reduced cost given a direct link between road condition and vehicle operating costs (VOC). An improperly maintained road can also represent an increased safety hazard to its users, leading to more accidents, with their associated human and property costs.

The demands for road maintenance products and services primarily derive from four types of maintenance activities:

Routine works. Routine works refer to works that are undertaken each year that are funded from the recurrent budget. Activities can be grouped into cyclic and reactive works types. Cyclic works are those undertaken where the maintenance standard indicates the frequency at which activities should be undertaken. Examples are verge cutting and culvert cleaning, both of which are dependent on environmental effects rather than on traffic levels. Reactive works are those where intervention levels, defined in the maintenance standard, are used to determine when maintenance is needed. An example is patching, which is carried out in response to the appearance of cracks or pot-holes.

Periodic works. Periodic works refer to activities undertaken periodically, oftentimes at intervals of several years, to preserve the structural integrity of the road, or to enable the road to carry increased axle loadings. The category normally excludes those works that change the geometry of a road by widening or realignment. Works can be grouped into the works types of preventive, resurfacing, overlay and pavement reconstruction. Examples are resealing and overlay works, which are carried out in response to measured deterioration in road conditions. Periodic works are expected at regular, but relatively long, intervals. As such, they can be budgeted for on a regular basis and can be included in the recurrent budget. However, many countries consider these activities as discrete projects and fund them from the capital budget.

Special works. These are activities whose need cannot be estimated with any certainty in advance. The activities include emergency works to repair landslides and washouts that result in the road being cut or made impassable. Winter maintenance works of snow removal or salting are also included under this heading. A contingency allowance is normally included within the recurrent budget to fund these works, although separate special contingency funds may also be provided.

Development. These are construction works that are identified as part of the national development planning activity. As such, development activities are funded from the capital budget. Examples are the construction of by-passes, or the paving of unpaved roads in villages.

According to the World Bank, government of different countries often enter into contracts with private equipment suppliers and service providers for either specific aspects of maintenance work or a wide scope of work. Demands for the foregoing services and related products create opportunities and sources of revenues for businesses in the road maintenance industry. Companies in the industry supplies equipment and specialized construction services and generate revenues as specialized subcontractors to road authorities or construction contractors on road maintenance projects.

PRC Road Maintenance Market

A.	Macroeconomic Condition

Developments in Transportation Infrastructure

The transportation infrastructure in the PRC has experienced significant growth in the past decade. According to the PRC Ministry of Transportation, the total mileage of highways and load roads nationwide has increased from 4.36 million kilometers in 2013 to 4.77 million kilometers in 2017. The density of roads increased from 45.38 in 2013 to 49.72 in 2018. The total mileage of roads subject to maintenance work reached 4.68 million kilometers in 2017, which accounted for 97.9% of the total mileage.

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(Source: Ministry of Transportation)

By the end of 2017, the total mileage of nationwide roads of Level four or higher level reached 4.34 kilometers, which accounted for 90.9% of the total mileage of roads nationwide. The total mileage of highways reached 136,500 kilometers, which represented an increase of 6,500 kilometers compared to 2016. According to the China Construction Machinery Association (“CCMA”), China’s transportation infrastructure will continue to develop. The CCMA anticipates that the total mileage of nationwide roads will reach 5 million kilometers and the total highway mileage will reach 150,000 in 2020.

Favorable Policies for Road Maintenance

In June 2016, the PRC Ministry of Transportation issued its Thirteen Five-Year Plan (the “Plan”) for Transport, which set forth the key aspects of PRC’s policy relating to transportation infrastructure. According to the Plan, in order to facility continuous development of transportation infrastructure, the PRC government will switch its focus from road construction to road maintenance and management. In particular, the Ministry of Transportation has emphasized increasing road maintenance capacity via technology innovations and promulgating regulations to standardize road maintenance services. The Plan set forth a minimum rate of 8% for highway preventive maintenance and 5% for provincial level roads preventive maintenance.

Increased Government Funding

To support the continuous development of transportation infrastructure, the PRC government has been increasing funding in road construction and maintenance. According to the PRC Ministry of Transportation, the total funding in nationwide road construction and maintenance increased from RMB 13.7 billion (approximately $2.07 billion) in 2013 to 21.3 billion (approximately $3.22 billion) in 2017. The total funding in highway construction and maintenance reached RMB 9.26 billion (approximately $1.40 billion) in 2017, representing a 12.4% increase from 2016. According to CCMA, the total investment in nationwide road construction and maintenance is expected to reach RMB 3.9 trillion (approximately $0.59 trillion) in 2023.

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(Source: Ministry of Transportation)

B.	Market Trends

Continuous Increase in Market Demands

Driven by the continuous developments in transportation infrastructure, favorable government policy and increased funding support, the market demands for road maintenance products and services are anticipated to continue to grow. According to the China Industry Information Network, a third party research institution on industry trends and policies in China, the PRC road maintenance market reached RMB 226.3 billion (approximately $34.20 billion) in 2015. The PRC Ministry of Transportation estimated that the market demands for road maintenance equipment and services would likely reach RMB 1.5 trillion (approximately $0.23 trillion) by 2022.

Focus on Technologies

As the PRC road maintenance industry continues to evolve, technologies play an increasingly significant role in the competitive advantages of market participants. The PRC government, who is the primary customer in such market, sets forth policies to encourage application of technologies in road maintenance. In particular, the Plan issued by the PRC Ministry of Transportation sets forth the goal of achieving 100% automation of road surface examination by 2020. The focus on technology innovation is also driven by the market demands for more environmentally friendly maintenance equipment and services. For example, in the asphalt pavement repair space, the hot-in-place technologies which allow recycling of existing pavement mixtures have been better accepted by the market due to its increased recycling effects.

C.	Competitive Landscape

The PRC road maintenance industry highly competitive and fragmented. There are a significant number of companies offering road maintenance equipment and materials in the PRC although none of the market participants is in a dominant position. In a typical bidding process for a transportation infrastructure procurement project, a road maintenance equipment provider faces direct competition from other market participants who have submitted their bidding proposals.

There are three types of market participants in the PRC road maintenance industry: domestic private companies, domestic state owned entities and international equipment and service providers operating in PRC. Domestic private companies are the primary participants in the PRC road maintenance industry. Despite a lack of concentration nationwide, certain participants have developed expertise and brand awareness in their focused geographic areas or niche product markets, including Xi'an Dagang Highway Machinery & Electricity Co., Ltd., Anshan Senyuan Road and Bridge Co., Ltd., Freetech Road Recycling Technology (Holdings) Limited, Henan Gaoyuan Road Maintenance Technology Co., Ltd. and Henan Lutai Road Maintenance Machinery Co., Ltd.

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Historically, large state owned entities have not been actively participating in the road maintenance equipment space although certain large state owned machinery manufacturers recently start expanding into road maintenance equipment space as part of their strategic efforts to diversify product offerings.

Another group of active participants in the PRC road maintenance market are international road maintenance providers operating in the PRC such as Dynapac Fayat Group, Wirtgen Group and Crafco. These participants have technological expertise and are active in high end equipment development and marketing.

Barriers to enter into the PRC road maintenance industry primarily include technology capacity and product and geographic segmentation. The road maintenance industry is technology intensive and a market participant’s competitive position large depends upon its technologies and R&D capacity. It oftentimes takes a number of years for a new entrant to establish R&D facilities, recruit development team members and complete the development of its own technologies and products. In addition, the PRC road maintenance industry is divided into submarkets based on geographic areas and product types. Since existing participants in each submarket have developed brand reputation and stable customer base, it is difficult for a new entrant into such submarket to compete.

Sanitation Equipment and Services

Overview

With the continuous growth of its GDP, China has undergone a steady urbanization process during the recent years. According to the National Bureau of Statistics of China, the nation’s urbanization rate has increased from approximately 51.3% for year 2011 to approximately 58.52% for year 2017. Driven by the fast urbanization process and due to the increase of labor cost in the PRC, the demands for sanitation equipment have increased significantly during the past decade. According to the 2017 China Statistics Yearbook, by the end of year 2017, the nationwide street area requiring sanitation services reached 8.42 billion square meters. The percentage of sanitation work done by equipment has increased to 59.75% in 2016 for cities nationwide and such percentage was even higher for major cities such as Tianjin (80.71%) and Shanghai (75.60%).

Market demands for sanitation equipment result from both replacements of existing equipment and needs for new equipment due to urbanization process. According to the China Industry Information Network, an independent third party, the total number of nationwide sanitation equipment sold reached 347,500 in 2017 and will likely reach 800,000 per year in the near future.

The primary customers for sanitation equipment are PRC government agencies, including municipal and county departments of sanitation. The aggregate contract value for nationwide sanitation equipment procurement projects increased from RMB 48.9 billion (approximately $7.39 billion) in 2015 to RMB 170.0 billion (approximately $25.69 billion) in 2017. In terms of geographic coverage, sanitation equipment is primarily sold in relatively developed areas, including provinces on the east cost of China as well as first or second tier cities in other regions of the country.

Market Trends

In addition to the continuous increase in market demands, the PRC sanitation equipment industry is experiencing the transition from low end sanitation equipment to mid-to-high end equipment. Sales of sanitation equipment with higher efficacy and more applications of technologies have increased at a rate substantially higher than that of products with lower efficacy and less applications of technologies. According to the China Industry Information Network, the number of mid-to-high end products increased by 49.2% in 2016, compared to an increase of 30.56% of all sanitation equipment for the same period. Sales of mid-to-high end equipment accounted for 40.67% of the total sales of sanitation equipment in 2016.

Competitive Landscape

The PRC sanitation equipment industry is becoming highly concentrated. A few large domestic companies, including Zoomlion, Fujian Longma, Hubei Chengli and Yantai Haide, have captured over 50% of the market. These companies have long operating histories, stable relationships with customers in the sanitation equipment space, strong research & development capacities and better access to PRC capital markets.

Although it is not difficult to enter into the sanitation equipment market, the above referenced competitive advantages of the major market participants create challenges to new entrants. In addition, given the market transition from low end equipment to mid-to-high end products, a market participant’s research and development capacity is anticipated to be critical in increasing its competitive advantages and market share in the PRC sanitation equipment space.

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BUSINESS

Overview

We are a provider of road maintenance, snow removal and sanitation equipment and related services in China and have been in operations since 2007. We specialize in the development, manufacture and direct sales of customized and standard road maintenance, snow removal and sanitation equipment with the goal of providing integrated solutions to our existing and potential customers for their needs in the road maintenance and sanitation areas.

We believe that we are a leading provider of road maintenance and sanitation products and service in Henan Province, China. Our goal is to become a leading solution provider in the road maintenance and sanitation markets in China by leveraging our technology advantages and integrated production and services capacity.

Our product offering currently comprises of three categories: road maintenance equipment and materials, snow removal products and sanitation equipment. The products we offer are tailored to the requirements of our customers. Starting the third quarter of 2018, we have been offering sanitation services such as waste collection and disposal although we have not generated significant revenue from such services as of the date of this prospectus.

We generate revenues primarily from sales of our products. Our revenue was $22.6 million and $19.0 million for the fiscal year ended June 30, 2018 and 2017, respectively. For fiscal year 2018, 62% of our revenue derived from road maintenance and snow removal product sales and 38% was from sanitation product sales. We achieved a net income of $2.94 million for the year ended June 30, 2018 and $0.84 million for the year ended June 30, 2017.

Our major customers are government agencies in the PRC, primarily transportation and sanitation departments at the provincial and municipal levels. We participate in a government bidding process and enter into government procurement contracts if we are selected. For fiscal years 2018 and 2017, 90% and 95%, respectively, of our sales were made to government agencies. We also sell products to private companies and third party distributors. We anticipate that our customer structure will remain unchanged in the foreseeable future. We plan to further expand our sales inside China by implementing a number of growth strategies as described under “our strategies” below.

We have dedicated considerable resources to our technology and product development efforts. As of the date of this prospectus, we have obtained 41 patents and have been recognized as a high tech company by provincial government of the PRC which affords us preferential tax treatment. Also, we manufacture the bulk of our products at our ISO certificated facility in Henan, China and we are dedicated to the efficient implementation of our quality control systems. In addition, our operations are vertically integrated in that we conduct the bulk of the research, design, manufacturing and sales of our product ourselves, which we believe enhances our efficiencies and lays the foundation for improving our customers’ user experience and enhancing our brand image.

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Our Competitive Strengths

We believe the following competitive strengths have contributed to, or will contribute to, our recent and future anticipated growth:

Industry-Leading R&D Capacity. We have dedicated considerable resources to our technology and product research and development efforts. For the year ended June 30, 2018 and 2017, we incurred research and development expenses of $302,727 and $383,271, respectively. As of the date of this prospectus, we have obtained 41 patents from the PRC related to technologies used in our road maintenance and sanitation products and related services and received multiple awards for our development efforts from provincial and municipal government. We believe that our crack sealing and heat recycling of concrete pavement technologies are leading technologies in the PRC.

Customized and Integrated Solution Provider. By leveraging our industry experience and engineering expertise, we have been able to understand the specific needs of our customers and tailor our products for them based on their expectations and requirements. To position ourselves as a solution provider in road maintenance and sanitation areas, we have been not only selling products to our clients but also advising on implementation of our equipment to address their road maintenance and sanitation needs.

Vertical Integration. We manage the bulk of the design, manufacturing and sales of our products. This vertical integration enables our sales, research and development and production teams to efficiently communicate and better understand the specific requirements of each client and ensure that the products are designed and manufactured based on such requirements. Our direct ownership of our manufacturing facility also allows us to control production timelines and implement quality control. Such integration, in our view, lays the foundation for improving our customers’ user experience and enhancing our brand image.

Strong Brand Recognition. After many years in operation, our brand “瑞德” has been a well-recognized brand in road maintenance in Henan Province. We have sought to improve our technologies and products over the years, and with an experienced and cooperative team, we are able to provide quality products and services and exceed customer expectations. In 2012, we were recognized as a High-Tech Enterprise by Henan Province and such certification was renewed in September 2018. In 2012, 2013 and 2014, we received the Technology Innovation Awards from Xinxiang City. In 2014, we were recognized as an “Outstanding Innovative Business” by the Henan Province government. In 2016, we received the certificate as “Outstanding Technology Cultivation Enterprise” by the Henan Province. In 2017, we were certified as an organization with (i) a quality management system that complies with GB/T19001-2016/ISO9001:2015 standard, (ii) an occupational health and safety management system that complies with GB/T28001-2011/OHSAS18001:2007 standard, and (iii) an environmental management system that complies with GB/T24001-2016/ISO14001:2015 standard. In 2017, we also received an award in work safety standardization by the PRC State Administration of Work Safety. Our intellectual property management system was recognized as in compliance with GB/T29490-2013 standard in 2017. Our after-sale service was rated as “Five Star” by National Goods After-Sale Service Review and Accreditation Committee in 2017. In 2018, we were certified as an organization with (i) a qualified information technology service management system that complies with ISO/ICE20000-1:2011 standard, (ii) a qualified information security management system that complies with GB/T22080-2016/ISO/ICE27001:2013 standard, (iii) an enterprise integrity management system that complies with GB/T31950-2015 standard, and (iv) equipment maintenance service that complies with SJ/T 31002-2016 standard.

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Substantial Industry Experience. We have been in the business of road maintenance products for over 11 years. Our management team consists of members with over ten years of experience in the road maintenance industry. Jiuyi Wang, our Chairman and Chief Executive Officer, co-founded our operating subsidiary Reed Road in 2007 and has over 13 years of experience in the road maintenance industry. Dongsheng Zhang, our sales manager and a co-founder of Reed Road, has over 12 years of sales and marketing experience in the road maintenance industry. Hongyan Yao, our production manager, has over 10 years of experience in the road maintenance industry and has been managing all facets of our productions since 2012. Jin Wang, one of our chief engineers, has over 20 years of engineering experience in hydraulic, machinery and other technologies related to road maintenance equipment.

Our Strategies

Our goal is to become a leading provider of road maintenance and sanitation products and services in PRC by pursuing the following business strategies:

Continue to Promote Sales and Services Model. To further expand our product sales, we plan to establish sales and technology service centers in seven major regions of the PRC, including the Northeast, the Northwest, the Southeast, the North, the Central, the East and the South, to further localize our marketing efforts and post-sale services. We believe that such strategy will help us develop and maintain a client base in major markets within the PRC.

Further Expand and Customized Product Offerings. To maintain and improve our competitive status in the road maintenance space and expand sales in the sanitation market, we plan to further increase and customize our product offerings based on market trends discovered by our sales team and customer feedback provided to us. As we continue our expansions into regions outside of Henan Province, we plan to offer road maintenance equipment that is more compatible with local weather conditions, such as low temperature environments in the Northeast and Northwest regions, by adjusting our existing product offering. In response to recent market demands, we have also been developing new sanitation equipment such as remote sensing exhaust emission detectors and plan to offer these products to customers in the near future.

Expand Sanitation Services. In addition to increasing product offerings, we are dedicated to expanding our sanitation service business, primarily serving municipal government agencies in China. As of the date of this prospectus, we have been selected as the contractor for four sanitation service procurement projects with local government agencies in Henan Province with an aggregate contract value of RMB 142,152,969 (approximately $21,482,669). In response to the increasing demands for sanitation services in the PRC, we plan to market our services to an increased number of municipal agencies in Henan and also target government agencies in other areas of the PRC. Such expansion, in our view, will allow us to integrate our products and services in the sanitation space and position ourselves as an integrated solution provider for sanitation needs of local government agencies in the PRC.

Explore Complementary Business Offerings. In addition to the traditional product sales model, we plan to explore complementary business offerings, primarily equipment leasing. We expect such addition to enable us to serve certain potential customers that prefer equipment leasing and expand sources of our revenue.

Increase Marketing Efforts to Build Brand Awareness. To increase our brand recognition, we plan to dedicate increased resources to our marketing and advertising efforts. In particular, we intend to increase our participations in industry conferences and organize our own product promotion events. We also plan to increase online marketing through social media such as Weibo, TouTiao and WeChat.

Increase Vertical Integration through Strategic Acquisitions. In connection with implementation of our national expansion strategy, we intend to acquire businesses with technologies that will increase our technology capacity in the road maintenance space and also form joint ventures with local partners to mitigate geographic barriers we may encounter in our expansions in the PRC. As of the date of this prospectus, we are not a party to any agreement or understanding with respect any such acquisitions.

Our Products and Services

We currently manufacture and sell the following categories of products: road maintenance equipment and materials, snow removal equipment and environmental sanitation equipment and devices.

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Road Maintenance Products and Materials: Our product offering in this category primarily includes crack sealing equipment, pavement pothole repairing equipment, sweeping and pruning equipment. Equipment of this category is used for maintenance of highway, local streets, airport runways and tunnels. We also sell materials used for road maintenance purposes, including crack sealant, anti-crack paste, sealant and waterproof adhesive film. We believe that our product offering addresses material aspects of our clients’ needs for road maintenance such as crack sealing, asphalt pavement repair and hedge trimming.

Snow Removal Equipment: We sell snow removal and ice-breaking equipment, including snow blowers, automobile snow shovels, snow melt agent spreaders and ice melt agent spreaders. We believe that this product series supplements our road maintenance products and address our clients’ maintenance needs under certain weather conditions.

Sanitation Equipment: This category of products includes equipment used for street cleaning and sanitation purposes. Our products in this category primarily include street cleaning trucks, road sprinklers, waste transfer stations and garbage trucks and can be used on local streets, highways and residential neighborhoods. We plan to continue expanding our product offerings based on market trends in the PRC sanitation equipment space.

The table below summarizes our main products within each of the above categories:

Product Name	Function	Illustration
Crack Sealing Equipment	This type of equipment seals cracks in surfaces of highways and local roads by utilizing high molecule polymerization materials.
Asphalt Pavement Maintenance Set	This type of equipment is used to repair cracks, holes, upheaval and subsidence in asphalt pavements.
Micro Hot-in-Place Recycling Maintenance Set	This type of equipment uses microwave hot-in-place recycling technologies to repair cracks and other issues in asphalt pavement surfaces. Hot-in-place technology allows quick heating for scarifying of asphalt pavements without destroying the aggregates in asphalt mixture.

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Crack Sealant	This type of materials is used to seal crakes in asphalt pavement surface and concrete surface. Our crack sealant materials are waterproof and have demonstrated stability and flexibility under extreme temperatures.
Snow Melting Agent Spreader

This type of equipment is primarily used to disburse snow melting agent to prevent and reduce accumulation of snow and ice. By utilizing intelligent technologies, this type of equipment enables the operator to control and adjust the amount and specific area of disbursement.

Snow Blower	This type of equipment is often mounted on a truck to remove snow on highways, local roads, streets and airport runways to certain areas on the side of the road.

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Snow Shovel	This type of equipment is mounted on a truck to remove snow on highways, local roads, streets and airport runways to certain designated areas.
Road Sweeper Set	This type of products removes the large and small materials within typical pavement structure. These units have gutter brooms and strong vacuum heads for picking-up both large and small materials. Certain models use water as a dust suppressor to improve air quality. This set can be used to clean highways, local streets and roads as well as airport runways.

We provide our customers services prior to and after sales so that our customers can properly integrate our products as part of a solution to their road maintenance and sanitation needs. We have also provided road maintenance services to government agency clients in Henan pursuant to a limited number of procurement contracts. Starting the third quarter of 2018, we have been offering sanitation services such as waste transfer although we have not generated significant revenue from such services as of the date of this prospectus. To position ourselves as an integrated solution provider, we are dedicated to expanding our services, primarily sanitation services, in the foreseeable future.

Sales and Marketing

Our products and services are marketed through our sales team. Our sales representatives are located in seven provinces, including Henan, Inner Mongolia, Xinjiang, Jiangsu, Anhui, Hebei and Shandong. We believe that such distribution and sales model enables us to efficiently serve our clients and increase our market share. The presence of our sales representatives allows us to directly interact with existing and potential clients in our targeted market, better understand their requirements with regard to each order, advise on how to integrate our product and services and also address any post-sale questions in a timely fashion, which improves customer experience with our products and services. The geographic coverage of our sales team also enable us to learn and quickly react to market trends in each specific region within our targeted market.

With regard to most of our sales to government agencies, we participate in a bidding program run by such government entities. In particular, through our sales team or bidding agent engaged by us, we learn about open bids for road maintenance and sanitation products and services within 24 hours of the publication of such information. We then prepare our bidding package that sets forth the compatibility of our products with the specific bidding requirements published by the government agency and our proposed pricing by the deadline set forth in the bidding publication. The government agency will then host a bid collection and announcement session during which all bidders for the project will participate and all bids received will be announced. A committee of 5 or more members will evaluate all bids received and recommend the winning bidder. The government agency will then announce the winning bidder and enter into government procurement contacts with such bidder.

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The table below sets forth a list of major government procurement projects we participated in during the past two years:

Year	Name of Project	Geographic Coverage	Products Supplied	Contract Value
2017	Economic and Technological Development Zone, Cangzhou City Snow Removal Equipment Procurement Project	Hebei Province	Snow Remover	RMB 0.85 million (approximately $0.13 million)
2017	Wendeng District, Weihai City Snow Melting Agent Spreader Procurement Project	Shandong Province	Snow Melting Agent Spreader	RMB 0.4 million (approximately $0.06 million)
2017	Lankao County Sanitation Equipment Procurement Project	Henan Province	Road Sweeper and Other Sanitation Equipment	RMB 46.7 million (approximately $7.06 million)
2018	Muye District, Xinxiang City Sanitation Equipment Procurement Project	Henan Province	Road Sweeper	RMB 3.2 million (approximately $0.48 million)
2018	Hetian City Road Maintenance Material Procurement Project	Xinjiang Province	Crack Sealant	RMB 0.74 million (approximately $0.11 million)

Sales contracts with privately-owned companies are obtained through direct negotiations. We negotiate price and terms of payment, delivery period and after-sales services and warranty periods with such customers and execute sales contracts upon mutual agreement on the material terms of such sale.

Customers

Our customers include both PRC government agencies and private entities. Our primary customers are provincial and municipal bureaus of road maintenance and departments of sanitation in the PRC, which on average account for 90% to 95% of our sales. We obtain orders from these customers through a governance procurement process. The rest of our sales is to private companies in the road maintenance and sanitation businesses and also regional distributors who further sell our products to customers in need of road maintenance and sanitation equipment. We anticipate that we will continue to rely on government contracts to generate a major portion of our revenue in the near future considering the continuous needs of PRC government agencies for road maintenance equipment and services, their funding for these projects and our experience in providing equipment and services that satisfy their needs.

In terms of geographic coverage, our sales to government agencies in Henan Province have accounted for the bulk of government contact sales since our inception. Other major regions of our sales include Inner Mongolia, Hebei, Jilin and Jiangsu. For fiscal years 2018 and 2017, sales to agencies in Henan accounted for 86% and 78%, respectively, of our revenue generated from government clients and sales to agencies in Inner Mongolia accounted from 6% and 12%, respectively, of our government procurement revenue.

As of the date of this prospectus, our customers are government agencies and private companies in the PRC. We plan to expand our sales in international markets by recruiting representatives with international sales experience and potentially establishing branches in overseas markets.

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Material Contracts

Below is a summary of all material contracts to which we are a party dated within the preceding two years from the date hereof:

Procurement Contract with the Public Works Administration Bureau of Economic and Technological Development Zone, Cangzhou City

On September 21, 2017, we entered into a procurement contract with the Public Works Administration Bureau of Economic and Technological Development Zone, Cangzhou City, for the supply of snow removers for an aggregate purchase price of RMB 0.85 million (approximately $0.13 million). 95% of the total purchase price was paid within 20 business days after inspection and acceptance of the products and receipt of invoice, and the remaining 5% will be paid at the one-year anniversary of the execution of the contract. If there is any delay in the delivery of products or payment, the breaching party shall pay a daily penalty fee of 0.1% of the total purchase price. In the event of a unilateral termination of the contract, the terminating party shall pay 3% of the total purchase price as liquidated damage.

Procurement and Installation Contract with Wendeng District, Weihai City

On December 11, 2017, we entered into a procurement and installation contract with the Environmental Sanitation Administration Bureau of Wendeng District, Weihai City (“Wendeng Bureau”). Pursuant to the contract, we have supplied snow melting agent spreaders to Wendeng Bureau for RMB 0.4 million (approximately $0.06 million), 90% of which was paid within one month after the delivery of products and the remaining to be paid upon the expiry of warranty period. We also deposited RMB 20,000 (approximately $3,022), which is refundable upon our full performance of the contract. We offer a two-year warranty for our products to Wendeng Bureau. The contract contains customary representations and warranties of the parties and customary termination rights.

Government Procurement Contract with Lankao County City Appearance and Environmental Sanitation Administration Bureau

On December 20, 2017, we entered into a government procurement contract with Lankao County City Appearance and Environmental Sanitation Administration Bureau (“Lankao Bureau”), pursuant to which, we would supply Lankao Bureau with road sweeper and other sanitation equipment for an aggregate purchase price of RMB 46.7 million (approximately $7.06 million), to be paid in three installments: 40% of the total consideration by December 30, 2017, 30% by June 30, 2018 and 30% by June 30, 2019. In the event of non-conforming products or a failure of delivery or installation, we are subject to a penalty of 0.01% of the total consideration or damage suffered by Lankao Bureau. We are subject to a daily penalty of 0.01% of the total consideration for up to 0.6% of such consideration, for late deliveries of products. If the delivery is delayed for more than 60 days, Lankao Bureau may terminate the contract at its discretion.

Government Procurement Contract with City Administration Bureau of Muye District, Xinxiang City

On April 25, 2018, we entered into a government procurement contract with City Administration Bureau of Muye District, Xinxiang City (“Muye Bureau”). Pursuant to the contract, we will supply Muye Bureau with road sweepers for an aggregate purchase price of RMB 3.2 million (approximately $0.48 million), 95% of which was paid upon inspection and acceptance of products and 5% will be paid within 10 days after 2-year-anniversary of inspection and acceptance, provided that there is no quality issue with our products. The contract provides a liquidated damage that equals to 5% of the total purchase price for delivery of non-conforming products or a failure of installation or unreasonable rejection of products or payment. In the event of delayed performance or delayed payments, the delaying party shall pay a daily penalty fee of 0.1% of the outstanding balance of the purchase price.

Road Maintenance Material Procurement Contract with Hetian City Road Administration Bureau

On August 26, 2018, we entered into a road maintenance material procurement contract with Hetian City Road Administration Bureau (“Hetian Bureau”) for the supply of crack sealant at the total purchase price of RMB 0.74 million (approximately $0.11 million). 95% of the purchase price was paid upon delivery and inspection and acceptance of the products and 5% is to be paid in one year from delivery and acceptance provided that there is no quality issues with the products. The delivery date is 15 days after the execution of the contract. Pursuant to the contract, we offer free exchange upon a 30-day advance written notice within the warranty period.

In the event of late delivery or late inspection and acceptance, Hetian Bureau may charge us 5% of the total purchase price. Specifically, Hetian Bureau may charge a weekly penalty at 0.05% of the total value of the products to be delivered for up to 5% of the aggregate purchase price, in addition of the damages caused to Hetian Bureau. If the penalty exceeds 5% of the total value of the products to be delivered or we fail to perform any obligations under the contract and do not cure within 30 days after Hetian Bureau’s default notice, Hetian Bureau may terminate the contract by written notice.

Research and Development

Our research and development efforts are led by a technology team that has experience in the development, design, operation and maintenance of road maintenance and snow removal products. As of the date of this prospectus, we have been granted 41 patents related to these technologies and received multiple awards for our development efforts from provincial and municipal government.

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Among other aspects, we use hot-in-place recycling technologies for asphalt surface repair. Our Micro Hot-in-Place Recycling Maintenance Set uses micro heating instead of traditional infrared thermal methodologies to heat damaged pavement to over certain degrees and sacrifices the pavement. Our equipment then injects rejuvenating agents along with new asphalt, which then mix with existing asphalt. Our equipment then compacts the mixed asphalt. This process allows recycling use of existing asphalt mixes without destroying pavement structure. In addition, by using micro heating, our equipment reduces fuel consumption and emissions of toxic pollutants in the heating process. With regard to our snow removal products, we use intelligent control technology in our snow blower products to enable the operator to control directions of the snow blower based on locations of snow and specific road conditions. We also apply roller chain technologies in our snow melting agent spreader products to stabilize the amount of disbursement. We believe that the applications of technologies in our products help us enhance our competitive position in the PRC road maintenance and sanitation markets.

Most of our team members have 4 years or more of experience. Our research and development efforts are closely tied to the market. We adjust our product development and services based on market conditions and government policies. For the year ended June 30, 2018 and 2017, we incurred research & development expenses of $302,727 and $383,271, respectively. We plan to increase our research & development efforts in the near future, including establishing a research and development center the focuses on road maintenance technologies.

Manufacturing

We operate a 71,557 square meter manufacturing facility in Xinxiang, Henan, where we manufacture and assemble our products. Our manufacturing facility currently has a capacity of approximately 130,000 man-hours. In year 2017, we manufactured 1,200 units of road maintenance equipment, 100 units of snow removal equipment and 500 units of sanitation equipment. Depending upon the specific requirements of our clients, we occasionally outsource productions of certain components or materials to third party manufacturers with expertise in producing such items.

The design, manufacturing and sales of our products is a vertically integrated process. With regard to orders from our government agencies, our design teams prepare product designs in our bidding materials based on specific requirements set forth in the bidding publication. Products sold to government agencies are designed and manufactured in accordance with specifications in the bidding materials. With regard to sales to private companies, upon receiving an order from a customer, our sales team communicates with our design and production teams to clarify the customer’s requirements with regard to such order. Our design team then analyzes the customer’s needs to customize or modify the design of our road maintenance, snow removal or sanitation equipment to satisfy the demands of such customer. We then manufacture the products at our Xinxiang facility and then delivery the products to a location agreed by the parties.

In our view, the vertical integration of design, manufacturing and sales process allows us to implement qualify control. We have received a series of quality control certifications, including ISO9001, ISO14001, OHSAS18001, ISO20000, ISO27001, GB/T29490 and GB/T27922.

Raw Material and Components Supplies

We purchase machinery components and raw materials for our products from third party suppliers, including engines, chassis, steel and water aspirator, most of which are readily available in the market. We purchase our raw materials and components in accordance with our production requirements. Specifically, our production team periodically reviews our components and raw materials inventory and then determine the type and amount of supplies needed. We then negotiate with three or more suppliers for each type of component or material needed and select one supplier to enter into a supply contact based on factors such as pricing, reputation and past business relationship. Once we receive such components or raw materials, our quality control team examines the components or materials to ensure that they satisfy our quality control standards.

All of our supplies are provided by entities in the PRC. Our major suppliers include Zhongtong Automobile Industrial Group Co., Nanjin Jinchangjiang Transport Infrastructure Co., Ltd., Fujian Longma Environmental Sanitation Equipment Co., Ltd. and Xiamen Fulongma Environmental Project Co., Ltd., each a domestic PRC company. We have established good and long-term relationships with our major suppliers, some of which have been supplying components to us for several years. While there are alternative suppliers available in the market, we do rely on our major suppliers and the termination of our business relationships with such suppliers can have material impact our operations. See “Risk Factors – Risks Related to Our Business and Industry - The loss of one or more of our suppliers could cause production delays. Any interruption in our relationship with our suppliers could materially and adversely affect our growth and financial condition.”

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Advertising and Marketing

We market our products and services through both offline and online channels. Since our inception, the bulk of our marketing is done through traditional offline channels. Our sales representatives visit our targeted potential customers and then schedule meetings and demos for these potential clients to learn about our products and services and for us to learn about the specific needs of each potential client. We also develop customers through referrals from existing clients and business partners.

To enhance our brand awareness, we have engaged in brand promotion activities such as attending high profile industry events. In particular, we are a member of major industry associations such as the China Construction Machinery Association – Road Equipment Chapter and the China Association of Automotive Industry – Specialized Vehicle Chapter and participate in events hosted by these organizations. We also conduct marketing activities online through social media such as Wechat. We incurred RMB 1.78 million (approximately $0.27 million) and RMB 1.77 million (approximately $0.27 million) of marketing expenses in fiscal years ended June 30, 2018 and 2017, respectively.

Seasonality

Given the constant demands for road maintenance and sanitation products and services throughout the year, our current operations have not demonstrated seasonality.

Competition

As a provider of road maintenance and sanitation products and related services, we face competition from companies nationwide, including both Chinese companies and international competitors that operate in China. With respect to road maintenance products and services, our primary competitors are Anshan Senyuan Road and Bridge Co., Ltd. (300210.SZ), Zhejiang Meitong Group (832506.OC) and Freetech Road Recycling Technology (Holdings) Limited (06888.HK), each a PRC domestic public company and Crafco. Inc., a U.S. company with operations in the PRC. We primarily compete with small and medium size PRC companies such as Tus-Sound Environmental Resources Co., Ltd. and Runyi Environmental Industrial Group Co., Ltd. in the sanitation products and services space. Although certain of our competitors are larger public companies with better access to financial resources, we believe that our long established relationships with our clients, experienced technology team, familiarity with government procurement process and comprehensive product selection and services will provide us advantages in competing with these players.

Intellectual Property

As of the date of this prospectus, we have obtained 41 patents from the PRC related to technologies used in our road maintenance and sanitation products and related services. We have also registered 55 trademarks with the China Trademark Office. Our “瑞德” trademark has been recognized as famous trademarks in Henan Province. We currently have 23 copyright registrations with the PRC.

We have additional 114 patent applications there are currently pending for approval before the China State of Intellectual Property Office. We, however, cannot assure that all of our patent applications will be successful.

Employees

As of June 30, 2018, we had approximately 93 full time employees. The table below sets forth the breakdown of our employees by function as of June 30, 2018:

Function	Number of Employees	% of Total
Manufacturing	58	62%

Research & Development	13	14%

Sales	10	11%

Management and Administrative	12	13%

Total	93	100%

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We enter into employment contracts with a majority of our full-time employees. Most of our employees are based in our headquarters in Xinxiang, Henan and the rest of our employees are sales representatives located in five other provinces of the PRC. We also enter into stand-alone confidentiality and non-compete agreements with these employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China. As of the date of this prospectus, we have not made all required contributions for all our full time employees. See “Risk Factors – Risks Related to the PRC Laws Regulating Our Business and Industry - Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Facilities

We lease executive office in Henan, China of an aggregate of 940 square meters. These facilities currently accommodate our management headquarters, as well as part of our sales and marketing, product development and general and administrative activities.

A summary of our leased office space as of the date of this prospectus is shown below:

Location	Space (in square meters)	Address	Use
Xinxiang, Henan	866	No. 195 Renmin Road, Xinxiang, Henan, China	Office
Xinxiang, Henan	20	Room A-4, Xinchang Road, Industrial Park, Xinxiang Henan, China	Office
Xinxiang, Henan	29.85	Room 103, Zone A-1-1, Industrial Park, Xinxiang Henan, China	Office
Xinxiang, Henan	50	Room 306 and Room 3, No. 141 Jiefang Blvd., Weibin District, Xinxiang Henan, China	Office

We also own a 71,557 square meter manufacturing facility located at No. 1, Hongda Blvd., Guguzhai County, Xinxiang, Henan where we manufacture our products.

Our office at 195 Renmin Road of Xinxiang is leased from the father of our Chief Executive Officer and Chairman. All other facilities that we currently occupy are leased from independent third parties. We believe that the facilities that we currently own or lease are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans. We are subject to a series of PRC environmental regulations. See “Business – Regulation - Laws and Regulations Relating to Environmental Protection.” As of the date of this prospectus, there has not been any environmental issues affecting our utilization of the above referenced facilities.

Insurance

 We have auto insurance coverage on company owned vehicles and patent infringement insurance on our key patents. We also participation in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund.

Legal Proceedings

From time to time, we may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to breach of contract and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

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History and Corporate Structure

REED Limited was incorporated on June 28, 2016 as an exempted company structured as a holding company incorporated under the laws of Cayman Islands. Immediately prior to this offering, we were 100% owned by Folk Stone Limited, a company formed under the laws of the British Virgin Islands and wholly owned by Jiuyi Wang, our Chairman and Chief Executive Officer. We began our operations in China in 2007 and currently conduct our business through our subsidiaries.

We currently have four wholly owned subsidiaries, including REED International Group Holding Limited, a limited liability company formed under the laws of Hong Kong and three operating subsidiaries, each a limited liability company formed under the laws of the PRC. In 2007, we formed Reed (Xinxiang) Road Incorporation Limited (“Reed Road”) to primarily engage in the business of design, manufacturing and sale of road maintenance and sanitation equipment. We also established EAGER Heavy Industry Limited (“EAGER”) in 2015 under the laws of the PRC to hold major assets and properties. Through Reed Road, we own 100% of the equity interest of Henan Reed Sanitation Services Limited, which is engaged in the business of sanitation services. Reed Road currently has three branches, Reed (Xinxiang) Road Incorporation Limited – Weibin Branch, Reed (Xinxiang) Road Incorporation Limited – Fengqiu Branch and Reed (Xinxiang) Road Incorporation Limited – First Branch. Each of these branches was formed under the law of the PRC and currently has nominal operations.

The following diagram illustrates our corporate structure, including our subsidiaries as of the date of this prospectus:

Regulation

This section summarizes certain laws and regulations of People’s Republic of China (“PRC”) that are applicable to the manufacturers and distributors of road maintenance equipment and special vehicles, as well as sanitation service providers and road maintenance service providers in the PRC.

Laws and Regulations Relating to Road Maintenance Services

Pursuant to the Highway Law of the PRC promulgated by the Standing Committee of National People’s Congress effective from January 1, 1998, amended on October 31, 1999, further amended on August 28, 2004, and on August 27, 2009, highways shall be classified into State roads, provincial roads, county roads and township roads. Transportation department of the State Council shall be responsible for the administration of highways in the whole country. Transportation departments of local governments shall be responsible for the administration of highways in their respective administrative areas. Related administrative departments of highways should undertake to maintain highway roads according to the technical standards and operational procedures as prescribed by the transportation department under the State Council to ensure the roads are in good state. The State raises the highway maintenance fund by lawful taxation.

Pursuant to the Regulation on Protecting Highway Safety issued by the State Council on March 7 and effective on July 1, 2011, enterprises engaged in the highway maintenance services are required to possess certain qualifications and conditions, including a certain number of qualified technical staff, appropriate technical equipment for highway maintenance projects, appropriate experience in relation to the highway maintenance projects and the conditions formulated by the transport administration department of the State Council. Highway maintenance operations shall be conducted according to the technical specifications and procedures prescribed by the transport administration department of the State Council, such as Highway Maintenance Technical Specifications (JTG H10-2009), Technical Specifications for Maintenance of Highway Cement Concrete Pavement (JTJO73-2001), Highway Tunnel Maintenance Technical Specifications (JTG H12-2015),Technical Specifications for Maintenance of Highway Asphalt Pavement (JTJ 073.2-2001), Recycling Technical Specifications of Highway Asphalt Pavement Specifications(JTG F41-2008), Safety Operation Procedures on Highway Maintenance (JTG H30-2015) and Highway Project Technical Standards (JTG B01-2003).

Furthermore, pursuant to the Interim Measures for the Market Access of the Road Maintenance Engineering Market promulgated by the Ministry of Transportation, effective as of 1 June, 2003, enterprises conducting road maintenance engineering service shall obtain the Road Maintenance Professional Qualification Certificate under these measures.

Pursuant to the Regulations on the Administration of Urban Roads promulgated by the State Council on June 4, 1996, amended on January 8, 2011 and further amended on March 1, 2017, the administrative department for municipal engineering shall fix the annual maintenance and repair budget for the urban roads under its administration and shall arrange the maintenance and repair funds in a unified way. The maintenance and repair of urban roads (other than highway) under the administration of municipal engineering department shall be entrusted to urban road maintenance and repair entities. Urban roads built and managed by investment entities shall be maintained and repaired by such investment entities or their entrusted entities. Roads in residential quarters and development areas shall be maintained and repaired by the construction entities or their entrusted entities.

Pursuant to the Construction Law of the PRC, promulgated by the Standing Committee of the National People’s Congress on November 1, 1997 and amended on April 22, 2011, as well as the Regulations on the Administration of Construction Project Quality issued by the State Council on January 30, 2000 and amended on October 7, 2017, construction enterprises engaged in construction and engineering activities shall apply for and be graded, in terms of their qualifications, on the basis of their registered capital, specialized technicians, technologies, equipment and the construction projects completed, and they may only engage in construction activities within the scope specified in their qualification grade certificates obtained upon passing the qualification examination. The enterprise undertaking a contract for a construction project shall have the legal certificate of qualification and carry out projects within the scope specified in their qualification grade certificates. In addition, the state applies a system of supervision over construction projects, construction safety control measures and construction quality control measures. The urban roads maintenance engineering falls in the scope of municipal public engineering projects of public utilities, and accordingly, the enterprises conducting relevant business are required to obtain the General Contractor Certificate on Municipal Engineering of Public Utilities in accordance with the Qualification Standards for Construction Enterprises promulgated by the Ministry of Housing and Urban-Rural Development on November 6, 2014 and most recently amended on October14, 2016. Under these standards, the enterprises applying for such qualification shall satisfy the preconditions in relation to assets value, qualified personnel, and project performance in recent years as well as technical equipment.

Our PRC subsidiaries currently do not hold the above qualifications for highway or urban road maintenance, and their application for such qualifications may not be successful. See “Risk Factors – Risks Related to the PRC Laws Regulating Our Business and Industry - We may not be able to obtain the licenses required for providing road maintenance services.”

Laws and Regulations Relating to Sanitation Service

Pursuant to the Law on Prevention and Control of Environmental Pollution by Solid Waste promulgated by the Standing Committee of the National People’s Congress on April 24, 2015 and amended on November 7, 2016, the administrative department for construction under the State Council and the administrative departments for environmental sanitation under the local people's governments at or above the county level shall be responsible for supervision and administration over the cleaning up, collection, storage, transportation and treatment of household waste. The administrative departments for environmental protection of the local people's governments at or above the county level shall take charge of cleaning up, collecting, transporting and treating urban household waste and they may, by such means as bidding, select qualified entities to clean up, collect, transport and treat household waste. Urban household waste shall be cleaned up, collected, transported and treated in compliance with regulations for environmental protection and sanitation, in order to prevent environmental pollution. The specific measures for preventing and controlling environmental pollution by rural household waste shall be formulated in local regulations.

With respect to the urban household waste, the Regulations on the Administration of Urban Appearance and Environmental Sanitation, promulgated by the State Council on June 28, 1992, amended on January 8, 2011 and further amended on March 1, 2017 establishes that the competent administrative departments of urban appearance and environmental sanitation under the people’s governments of municipalities shall exercise supervision and administration over the collection, transportation and treatment of urban household waste. Pursuant to the Administrative Measures for Urban Household Waste, promulgated by the Ministry of Housing & Urban-Rural Development, as lately amended on May 4, 2015, entities engaged in commercial cleaning, collecting or transporting urban household waste shall receive the License of Commercial Service of Cleaning, Gathering, and Transporting Urban Waste issued by the competent authority in charge of environment and sanitation under the relevant local people’s government at or above the county level. Commercial operators omitted to obtain the license will be ordered to cease the unqualified activities of cleaning, collecting or transporting urban waste, and may in addition be imposed on a fine of RMB 30,000 (approximately $4,534). The Administrative Measures of Henan Province for the Treatment of Urban Household Waste, promulgated by the People’s Government of Henan Province on April 23, 2009, amended on May 2, 2012, requires the entities engaged in commercial cleaning, collecting or transporting urban household waste to receive the license issued by the competent authority in charge of environment and sanitation under the relevant local people’s government at the county level or at the province-governed municipal level.

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With respect to the rural household waste, the Regulation on Prevention and Control of Environmental Pollution by Solid Waste, promulgated by the Standing Committee of Henan Provincial People’s Congress on October 10, 2011, effective as of January 1, 2012 stipulates that each level of the people’s governments shall strengthen the comprehensive improvement and rectification of the rural environment, promote the resource-oriented and harmless treatment of solid waste from rural area and agricultural production, and provide supports in respect of policies and finance. Pursuant to the Guiding Opinions of the Ministry of Housing & Urban-Rural Development and other Departments on the Comprehensive Promotion of Rural Waste Management, promulgated by the Ministry of Housing & Urban-Rural Development and other relevant departments on November 3, 2015, all levels of fiscal departments shall actively support the rural waste management, the social capital shall be guided to invest in this area and it is encouraged to put into market the operational service projects existing in the rural environmental sanitation work via public and private partnership. The Implementing Opinion of the General Office of Henan Provincial People’s Government on the Comprehensive Promotion of the Rural Waste Management issued on December 13, 2016 establishes that the village sanitation maintenance regime may be set up through government procurement and that the competent authority appointed by the people’s government at the county level shall be in charge of the administration and supervision of cleaning up, collecting, storing, transporting and disposing the rural household waste.

Laws and Regulations Applicable to Special Vehicle Business

Certain types of vehicles are defined as Special Vehicles under applicable laws and regulations in the PRC. Pursuant to the Automotive Industry Development Policy promulgated by the National Development and Reform Commission (“NDRC”) on May 21, 2004 and amended on August 15, 2009, motor vehicle manufacturing enterprises that are in compliance with the relevant rules of automotive production regulations and the mandatory requirements of the relevant regulations and technical specifications, and products that have obtained the relevant compulsory certification, will be listed in the Motor Vehicle Manufacturing Enterprise and Product Announcement (“the Announcement”). The products listed in the Announcement shall bear the logo of “China Compulsory Certification” or “3C”.

On November 17, 2008, the Ministry of Industry and Information Technology and the Ministry of Public Security jointly promulgated the Circular on Further Strengthening the Administration of Motor Vehicle Manufacturing Enterprise and Product Announcement and the Registration Work, pursuant to which, the Ministry of Industry and Information Technology administers the Announcement. The scope of products within the list of Announcement shall include automobiles (including three-wheeled autos and low-speed trucks), relevant chassis, semi-trailers and motorcycles (including tricycles), which are manufactured and sold domestically and driven on roads. Competent traffic management departments of public security administration in all regions shall conduct motor vehicle registration in accordance with the latest Announcement. Registration of the relevant products shall be denied if that product is not listed in the Announcement, or not distributed from the manufacturing factories or is not purchased within the effective period of the Announcement.

Pursuant to the Administration Rules on the Entrance of Special Vehicles and Trailer Manufacturing Enterprises and Products, “Admission Rules”) promulgated by the Ministry of Industry and Information Technology on June 18, 2009, the Ministry of Industry and Information Technology is responsible for regulating the permits for the special automotive manufacturers and their products. The applicant for the permits of special automotive products and manufacturing enterprises must fulfil the particular requirements set out in the Admission Rules.

Pursuant to the Administrative Measures on the Supervision of Manufacturing Consistency of Automobile Manufacturing Enterprises and Products promulgated by the Ministry of Industry and Information Technology, effective as of July 1, 2010, the Ministry of Industry and Information Technology would supervise and regulate the manufacture consistency of motor vehicle manufacturing enterprises and the products listed under the Announcement. The motor vehicle manufacturing enterprises shall establish a manufacture consistency management system and ensure that the technical parameter, configuration, and performance index of the motor vehicle products that are actually manufactured and sold shall be consistent with: (i) those data approved by the Announcement for the permitted motor vehicle products; (ii) the sample motor vehicles for testing; (iii) the product qualification certificate; and (iv) the information uploaded to the administration system of the NDRC when the motor vehicles are leaving the factory. The manufacture consistency will be supervised and reviewed when the motor vehicles are manufactured, sold or registered.

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Pursuant to the Circular of the Ministry of Industry and Information Technology and the Ministry of Public Security on Further Strengthening the Manufacturing Consistency Supervision Management and Registration of Road Motor Vehicle effective as of September 4, 2010, the motor vehicle (including the special vehicles, trailers and electric motorcycles) manufacturing enterprises shall finish the complete manufacturing process at the manufacturing premise approved by the Announcement.

Pursuant to the Provisions on the Administration of Compulsory Product Certification promulgated and implemented by the former State Administration for Quality Supervision, Inspection and Quarantine on July 3, 2009, the relevant products as prescribed by the State shall be subject to certification and bear the “3C” mark before leaving the factory, being sold, imported or used in other business activities. On December 3, 2001, the Catalogue of first batch of Products subject to Compulsory Product Certification was jointly promulgated and implemented by the former State Administration for Quality Supervision, Inspection and Quarantine and the Certification and Accreditation Administration of the PRC, which provided that “M-, N- or O-type” vehicles driven on highways and urban roads must pass compulsory product certification before entering into the market.

Pursuant to the Law on Road Traffic Safety promulgated by the Standing Committee of the National People’s Congress on October 28, 2003, amended on December 29, 2007 and further amended on April 22, 2011, where a motor vehicle manufacturing enterprise that is permitted by the government authority in charge of motor vehicle products to produce certain models of motor vehicles, fails to apply the State safety and technical standards for motor vehicles or to strictly conduct quality inspection of its finished products, so as to let its unqualified motor vehicles leave the plant for sale, the quality and technology supervision department shall, in accordance with the relevant provisions of the Law on Product Quality, impose a penalty on it. Where an enterprise that manufactures or sells the models of motor vehicles without permission by the government authority in charge of motor vehicle products, the finished motor vehicles and the spare parts illegally manufactured and sold shall be confiscated, and it shall, in addition, be fined not less than three times but not more than five times the value of the unlawful products; if it has a business license, the administrative department for industry and commerce shall revoke the license; and if it has no business license, it shall be closed down. Where self-assembled motor vehicles are turned out or sold or motor vehicles refitted without authorization are sold, a punishment shall be imposed.

Pursuant to the Administrative Measures on Road Motor Vehicles Manufacturing Enterprises and Products Access promulgated by the Ministry of Industry and Information Technology on November 27, 2018 and contemplated to be effective from June 1, 2019, the Ministry of Industry and Information Technology regulating the admission of the special automotive manufacturers and their products and the manufacturing enterprise and their products shall meet certain conditions stipulated. Under the Administrative Measures on Road Motor Vehicles Manufacturing Enterprises and Products Access, the research and development (“R&D”) as well as production capacity cooperation among automobile manufacturing enterprises are encouraged, the automobile manufacturing enterprises that meet certain conditions are allowed to subcontract the production and the R&D enterprises are allowed to apply for the access of motor vehicles manufacturing enterprises and relevant products making use of the production capacity of other motor vehicles manufacturing enterprises.

According to the Automotive Industry Investment Regulation Rules issued by the NDRC on December 10, 2018 and effective from January 10, 2019, all investment projects in connection with special vehicles and trailers shall be subject to the filings with the local counterparts of the NDRC. However, the automobile investment projects in connection with incorporation of the independent gasoline automobiles enterprise and certain other projects regarding gasoline automobiles are prohibited (unless producing products for export). Certain conditions including R&D and limitation for the enterprises shall be satisfied to obtain the filing of local counterparts of the NDRC.

The Draft PRC Foreign Investment Law

On December 26, 2018, the Standing Committee of the National People’s Congress deliberated the draft of the PRC Foreign Investment Law and published it for public review and comments. Under the draft Foreign Investment Law, foreign investment refers to investment activities directly or indirectly conducted by foreign individuals, enterprises or other organizations (i.e., foreign investors) in the territory of the PRC, the state would apply a pre-establishment national treatment and a negative list administrative system to foreign investments and the supporting policies for enterprises of the state shall be equally applied to foreign-invested enterprises, except as otherwise provided by laws or regulations of the State Council. Equal opportunities will be given to foreign invested enterprises during government procurement process and the products produced by foreign invested enterprises in the territory of China shall be equally treated as those by domestic enterprises. Furthermore, the draft Foreign Investment Law provides that the State shall not expropriate foreign investment, except for those under exceptional circumstances. The expropriation of foreign investment in accordance with the needs of the public interest should be carried out in accordance with the legal procedures and fair and reasonable compensation should be given. The capital contribution, profits, capital gains, intellectual property license fees, compensation or indemnity obtained according to laws of foreign investors can be freely remitted in RMB or foreign currency according to laws. In addition, when the draft Foreign Investment Law becomes effective, the three existing laws regulating foreign investments in China, namely, the Chinese-foreign Equity Joint Venture Enterprise Law, the Chinese-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law will be repealed.

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Laws and Regulations Restricting Foreign Investment

Foreign investors shall abide by Catalogue for Guidance of Foreign Investment Industries (“Catalogue”). The Catalogue was promulgated on June 28, 1995 and was subsequently revised from time to time. The currently effective Catalogue was promulgated by the MOFCOM and the NDRC on June 28, 2017. The Catalogue classifies industries into three categories: Encouraged, Restricted and Prohibited. Except otherwise stipulated by other laws and regulations, foreign investors are permitted to invest in industries not listed in the Restricted or Prohibited categories. Investment in some industries in the Restricted category may be limited to equity or contractual joint ventures, in some cases, with the Chinese shareholder as the controlling shareholder. Foreign investors shall not invest in industries in the Prohibited category.

Moreover, the NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2018 version) (“Negative List”) on 28 June 2018 and will become effective as from July 28, 2018. The Negative List repeals the “restricted” and “prohibited” categories stipulated in the Catalogue. Pursuant to the Interim Provisions on the Investment of Foreign-invested Enterprise in China implemented in September 2000 and most recently amended in October 2015, an FIE may invest in encouraged and permitted projects in the PRC to the extent permitted under PRC Laws, but shall not invest in prohibited projects.

Pursuant to the Interim Administrative Measures on the Record-filing of the Incorporation and Changes of Foreign-invested Enterprises (2018 Revision) implemented on June 30, 2018 and the Catalogue, the FIEs whose incorporation and changes involve no approval under the special entry administrative measures stipulated by the State, shall be subject to the administrative measures on registration and within 30 days of the occurrence of the following change events, complete the registration of changes online procedure: (i) changes of basic information of foreign-invested enterprises; (ii) changes of basic information of investors of foreign-invested enterprises; (iii) changes of basic information on the transaction for establishment of the FIE through merger and acquisition; (iv) changes of the equity (share) or cooperation rights and interests of the FIE; (v) merger, division and termination; (vi) pledge or transfer of property interests of foreign-invested enterprises to external parties; and (vii) other regulated changes. The changes of FIEs which, subject to the approval under the special entry administrative measures, shall apply for approval procedures in accordance with relevant foreign investment laws and regulations.

Pursuant to the Law of PRC on Wholly Foreign-Owned Enterprise latest revised on September 3, 2016 and the Rules for the Implementation of the Law of the PRC on Wholly Foreign-Owned Enterprises latest revised on February 19, 2014, the incorporation and substantial changes of wholly foreign-owned enterprises, including merger, division, changes to capital and equity interests transfer, are subject to approval of the MOFCOM or other departments appointed by the State Council, to the extent where the establishment of a wholly foreign-owned enterprise involves the special market entry management measures prescribed by the State. Where the establishment of a wholly foreign-owned enterprise involves no special market entry management measures, the record-filing administration of the MOFCOM shall apply.

M&A Rules

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, China's State-owned Assets Supervision and Administration Commission (“SASAC”), the State Administration of Taxation (“SAT”), the State Administration of Industry and Commerce (“SAIC”), China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange (“SAFE”) jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”), which became effective on September 8, 2006 and was amended by the MOFCOM on June 22, 2009. The M&A Rules stipulate that the acquisition of a domestic enterprise by a foreign investor refers to circumstances whereby a foreign investor purchases by agreement the equity interests in a domestic, non-foreign invested enterprise (the “Domestic Company”) or subscribes to the increased capital of a Domestic Company (an “Equity Acquisition”), and as a result, such Domestic Company becomes a foreign-funded enterprise; or, a foreign investor establishes a foreign-invested enterprise, and through which it purchases by agreement the assets of a Domestic Company and operates its assets, or, a foreign investor purchases by agreement the assets of a Domestic Company, and then invest such assets to establish a foreign-invested enterprise and operate the assets (an “Asset Acquisition”). As the Interim Administrative Measures on the Record-filing of the Incorporation and Changes of Foreign-invested Enterprises (2018 Revision) was issued and contemplated to further govern record-filings on foreign acquisitions in industries which foreign investors are not restricted or prohibited to invest, the M&A Rules require approvals from the competent counterparts of the MOFCOM on the Equity Acquisitions and Asset Acquisitions in industries in which foreign investors are restricted to invest.

Laws and Regulations Relating to Companies in PRC

The Company Law of the PRC (“Company Law”), promulgated on December 29, 1993 and enacted on July 1, 1994, as subsequently amended respectively on December 25, 1999, August 28, 2004, December 28, 2013 and October 26, 2018, applies to all companies registered in the PRC. The Company Law prescribes that companies shall execute and file with the local registration authority its articles of association and shall obtain a business license from the local registration authority, which set out the basic information about the company such as registered capital, legal representative, registered address, scope of business as well as duration of operation. According to the Company Law, among other things:

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1)	a company shall operate its major business within the registered scope of business and at the premise at its registered address;
2)	the shareholders of a company shall pay in the registered capital for the equity interests/shares that such shareholder has subscribed in accordance with its articles of association;
3)	a company may establish subsidiary(ies) and/or branch(es), with the former being an independent legal person and the latter a part of the company; and
4)	in case the company shall change its basic condition(s) of operation such as the registered capital, registered address, scope of business and/or the shareholding structure (i.e. equity interests transfer, whether among the existing shareholders or by existing shareholder(s) to external new shareholder(s)), the filing with the local registration authority shall be accordingly and timely modified.

Laws and Regulations Relating to Taxation

Enterprise income tax

Under the PRC Enterprise Income Tax Law, or the EIT Law, effective as of January 1, 2008 and amended on February 24, 2017 and on December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its "de facto management bodies" located within the PRC is considered a "resident enterprise," which means that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are "non-resident enterprises," and gains derived by such investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority.

However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in February 2009 by the State Administration of Taxation if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and the Announcement on Issues concerning "Beneficial Owners" in Tax Treaties issued on February 3, 2018 by the State Administration of Taxation, when determining the status of "beneficial owners," a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates etc. However, even if an applicant has the status as a "beneficiary owner", the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

Pursuant to the EIT law, the rate of enterprise income tax on high and new technological enterprises needing special support of the State shall be reduced to 15%. Pursuant to the Administrative Measures for Recognition of High and New Technology Enterprises, promulgated by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation, effective as of January 1, 2016, "high and new technology enterprises" refer to the resident enterprises that continuously engage in the research and development as well as transformation of technological achievements in the High and New Technology Sector under the Key Support of the State, have formed their own independent core intellectual property rights and carry out business activities based thereon and have been registered within the territory of China (excluding Hong Kong, Macao and Taiwan regions). High and new technology enterprises recognized under these Measures may apply for enjoying the preferential tax policies in accordance with the Enterprise Income Tax Law, its Implementing Regulations, the Law on the Administration of Tax Collection and its Detailed Rules for Implementation and other relevant provisions. One of our PRC subsidiaries, Reed Road, recognized as a “High and New Technology Enterprise” on September 12, 2018, with a certificate number of GR201841000258, which allows Reed Road to enjoy the preferential enterprise income tax of 15% for three years.

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Value-added tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC (2017 revision) and its implementation rules (2011 revision), all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the import of goods are required to pay value-added tax (“VAT”). VAT payable is calculated as “output VAT” minus “input VAT.”

Laws and Regulations Relating to Intellectual Property

Patent

According to the PRC Patent Law promulgated on March 12, 1984 and amended on September 4, 1992, August 25, 2000 and December 27, 2008 and the Implementing Regulation of the PRC Patent Law promulgated on June 15, 2001 and amended on December 28, 2002 and January 9, 2010, patents are divided into three categories: invention patent, utility patent and design patent. Invention patent is intended to protect new technology or measures for a product, method or its improvement; utility patent is intended to protect new technology or measures to increase the utility of a product shape, structure or its combination; while design patent is intended to protect new designs by combination of product shape, graphic or color with aesthetic and industrial application value. The products seeking invention patent protection must be of the characteristics of novelty, innovation and utility and the grant of invention patent is subject to disclosure and publication of the utility and technical features of the products. Normally, the patent administrative authority publishes the application 18 months after the filing of the application, which may be shortened upon request by the applicant. The patent administrative authority will conduct a substantive review within three years from application as required by the applicant, or if necessary, at their own initiative in case they deem it necessary. If there is no cause of rejection of the application of the invention patent after substantive review and the patent administrative authority at their discretion determine to grant the invention patent, they will issue the certificate of invention patent to the applicant, register and publish the invention patent. The term of protection is 20 years from the date of application. Once an invention patent is granted, unless otherwise provided by law, individuals or entities are no longer permitted to, for the purposes of production and business operation, engage in the manufacture, use, sale or importation of the product protected by such patent or otherwise engage in the manufacture, use, sale or importation of the product directly derived from applying the production technology or method protected by such patent for the purposes of production and business operation, without the consent of the patent holder.

The products seeking utility patent protection must also be of the characteristics of novelty, innovation and utility. Utility patent is granted and registered upon application unless there are reasons for the patent administrative authority to reject the application after its preliminary review. The utility patent is also subject to the disclosure and publication requirements upon application. The term of protection is ten years from the date of application. Once an utility patent is granted, unless otherwise provided by law, individuals or entities are no longer permitted to, for the purposes of production and business operation, engage in the manufacture, use, sale or import of the product protected by such patent or otherwise engage in the manufacture, use, sale or import of the product directly derived from applying the production technology or method protected by such patent without the consent of the patent holder.

The products seeking design patent protection must not be the same as or similar to those previously released in domestic or overseas publications, publicly used in the country or infringing upon third parties’ legal rights. Design patent is granted and registered upon application unless there are reasons for the patent administrative authority to reject the application after its preliminary review. The design patent is also subject to the disclosure and publication requirements upon application. The term of protection is ten years from the date of application. Once a design patent is granted, no individuals or entities are permitted to, for the purposes of production and business operation, engage in the manufacture, use, sale or import of the product protected by such patent without consent of the patent holder.

Trademarks

The PRC Trademark Law was promulgated in 1982 and first amended on 22 February 1993 and subsequently amended on October 27, 2001 and August 30, 2013. The Implementing Regulations of the PRC Trademark Law was promulgated on 3 August 2002 and subsequently amended on April 29, 2014. These rules provide the basic legal framework for the regulation of trademarks in China. The Trademark Office of the State Administration for Market Regulation (“Trademark Office”) is responsible for the registration and administration of trademarks in the PRC.

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In the PRC, registered trademarks include commodity trademarks, service trademarks, collective trademarks and certificate trademarks. Registered trademarks are granted on a term of ten years. Applicants may apply for an extension within 12 months prior to the expiration of the 10- year term.

Domain names

Internet domain name registration and related matters are primarily regulated by the Measures for the Administration of Internet Domain Names issued by the Ministry of Industry and Information Technology and effective as of November 1, 2017, which replaced the Measures for the Administration of Chinese Internet Domain Names in November 2004. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

We have adopted necessary mechanisms to register, maintain and enforce intellectual property rights in China. We rely on a combination of patents, copyrights, trade secrets, trademarks and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. However, the steps we take to protect our intellectual property rights may be inadequate.

Laws and Regulations Relating to Product Quality

On February 22, 1993, the Standing Committee of National People’s Congress enacted the Product Quality Law of the PRC, and subsequently amended it respectively on July 8, 2000 and August 27, 2009.The Product Quality Law applies to all products produced and sold in the PRC and stipulates that producers shall be responsible for the quality of products they produce, and shall compensate the purchasers and users of its products for damages incurred by them as the result of defects in the products. A seller shall adopt measures to keep the products for sale in good quality and shall be liable for compensation where physical injury is caused to a person or damage to another person's property by a product's defect resulting from the seller's fault. Where the consequence of damages to life and/or property is severe enough to constitute a crime according to the Criminal Law of the PRC, criminal liabilities will be triggered against the producer and/or seller.

Laws and Regulations Relating to Environmental Protection

Pursuant to the Environment Protection Law of the PRC promulgated on December 26, 1989 and most recently amended on April 24, 2014, the environmental protection department of State Council is in charge of promulgating national standards for environmental protection. The local governments of provinces, autonomous regions and specially scheduled municipalities may also promulgate local standards for environmental protection on matters not specified under national standards. The local governments must report such standards to the environmental protection department of State Council for record.

Pursuant to the Law on Environmental Impact Assessment promulgated on October 28, 2002 and most recently amended on December 29, 2018, as well as the Regulations on Environmental Protection Management for Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, an entity that intends to perform a project construction shall prepare a written report on the environmental impacts or a statement on such impacts or filling out a registration form of environmental impacts based on the impacts that may have on the environment: (i) where considerable impacts may be exerted on the environment, preparing a written report on environmental effects, in which a comprehensive evaluation of the impacts on the environment shall be made; (ii) where mild impacts may be exerted on the environment, preparing a statement on the impacts, in which an analysis or special evaluation of the impacts shall be made; or (iii) where the impacts on the environment are very little and therefore it is not necessary to make an evaluation of them, filling a registration form of environmental impacts. Where the environmental impact assessment documents of a construction project are not reviewed by the relevant examination and approval department pursuant to the law or are not approved after review, the construction entity concerned shall not commence the construction of the said project. A construction project requiring the preparation of the environmental impact report or the environmental impact statement shall not be put into operation or use until the environmental protection facilities constructed in association with the construction project have passed the inspection and acceptance; the construction project shall not be put into operation or use if the said environmental protection facilities fail to go through or fail to pass the inspection and acceptance.

Pursuant to the Administrative Regulations on Environmental Protection for Construction Project promulgated and effective on November 29, 1998, then amended on July 16, 2017, by the State Council, construction projects shall conduct environmental impact assessment, obtain approval on such assessment and be examined to have applied with the environmental protection standard. Prior to the construction of new facilities or expansion or transformation of existing facilities that may cause a significant impact on the environment, a report on the environmental impact of the construction project shall be submitted to the relevant environmental protection authority. The newly-constructed production facilities cannot operate until the relevant department is satisfied that such facilities are in compliance with all relevant environmental protection standards. Environmental protection facilities shall be designed, constructed and put into use simultaneously with the main project construction.

Laws and Regulations Relating to Labor and Social Insurance

On July 5, 1994, the Standing Committee of National People’s Congress promulgated the Labor Law of the PRC, which was later amended on August 27, 2009 and December 29, 2018. On June 29, 2007, the Standing Committee of National People’s Congress promulgated the Employment Contract Law of the PRC, which became effective on January 1, 2008 and was subsequently amended on December 28, 2012. Pursuant to the said employment contract law, a written employment contract shall be entered into within one month from the date when the employee commences working for the employer, otherwise the employer shall pay twice the amount of the monthly wage if the employer fails to enter into a written employment contract with an employee after the lapse of one month but within one year from the day of the employee’s commencement of working for the employer; while after the lapse of one year, if the employer still fails or refuses to sign a written employment contract with the employee, he/she will be deemed to have entered into an employment contract without a fixed term. Employment contract is divided into three types, namely those with a fixed term, without a fixed term and those prescribing the completion of specific assignment(s) as the trigger of terminating the contract. An employee who has worked for ten consecutive years at a company or have entered into fixed-term employment contract consecutively twice and without incurring any event that permits the employer to terminate the employment contract by law, at the end of the ten year employment period or term of the second consecutively renewed contract period, the employee shall be entitled to a non-fixed term employment contract.

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The Law on Promotion of Employment, promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of January 1, 2008, as subsequently amended on April 24, 2015, provides that no employee can be discriminated in employment on account of race, ethnic, gender or religion. The employer should neither refuse nor request higher conditions for the employment of any woman because of her gender, and provision in the employment contract limiting any woman employee with respect to marriage and child-bearing are unlawful and unenforceable. Nor may any employer refuse the employment of anyone for the reason of carrying pathogen, unless the relevant PRC laws and regulations otherwise prescribes that such individual shall be refrained from engaging in certain occupation. Moreover, enterprises should allocate the employee education fund for occupational training and further education of employees, violation of which may result in punishment imposed by the labor administration.

Pursuant to the Social Insurance Law of the PRC promulgated on October 28, 2010 and amended on December 29, 2018 by the Standing Committee of the National People’s Congress, the Interim Regulations Concerning the Levy of Social Insurance Fees promulgated and implemented on January 22, 1999 by State Council, the Interim Measures Concerning the Maternity Insurance of Enterprise Employees\ promulgated on December 14, 1994 and implemented on January 1, 1995 by former Ministry of Labor, the Regulation Concerning the Administration of Housing Funds promulgated and implemented on April 3, 1999 and amended on March 24, 2002 by the State Council, the Regulation on Occupational Injury Insurance promulgated on April 27, 2003, implemented on January 1, 2004 and amended on December 20, 2010 by State Council, and regulations on pension insurance, medical insurance and unemployment insurance at the provincial and municipal level, the employer shall pay pension insurance fund, basic medical insurance fund, unemployment insurance fund, occupational injury insurance fund, maternity insurance fund and housing fund for the employees.

Laws and Regulations Relating to Government Procurement

The Government Procurement Law of the PRC, which was promulgated by the standing committee of the National People’s Congress on June 29, 2002 and subsequently amended on August 31, 2014, and the Regulations on the Implementation of the Government Procurement Law of the PRC promulgated by the State Council on January 30, 2015 and implemented on March 1, 2015, provides that public bidding is required for procurement of goods or services by the procuring entity, if such goods or services are included in the government procurement items covered by the central budget, the specific catalogue and threshold shall be determined by the State Council; if the items covered by local budgets, the specific catalogue and threshold shall be determined by the people's government of a province, autonomous region or municipality directly under the Central Government.

Any bidding process in the PRC, whether mandatory pursuant to the aforesaid Government Procurement Law of the PRC or other laws/regulations containing the same requirement, or otherwise voluntarily adopted by the non-government purchaser shall follow the rules prescribed in the Bidding Law of the PRC promulgated by the standing committee of the National People’s Congress on August 30, 1999 and subsequently amended on December 27, 2017 and the Regulations on the Implementation of the Bidding Law of the PRC promulgated by the State Council on December 20, 2011, as subsequently partially invalidated and amended respectively on March 1, 2017 and March 19, 2018.

Laws and Regulations Relating to Work Safety

The Work Safety Law of the PRC was promulgated on June 29, 2002, effective as of November 1, 2002 and subsequently amended on August 27, 2009 and August 31, 2014 by the Standing Committee of the National People’s Congress. The entities engaged in production and business activities shall observe the said law and other relevant laws, regulations concerning the work safety, strengthen the administration of work safety, establish and improve the system of responsibility for work safety, improve the conditions for work safety, and ensure the safety in production. The main person-in-charge of the production and business activities of the enterprise shall assume full responsibilities for the work safety of the enterprise.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers, directors and director nominees as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at No. 195 Renmin Road, Xinxiang, Henan, China 453000.

Name	Age	Position with the Company
Jiuyi Wang	37	Chief Executive Officer and Chairman of the Board of Directors
Dasheng Zhang	47	Chief Financial Officer and Director Nominee*
Weiqiang Guo	41	Independent Director
Yunshan Ge	53	Independent Director
Jason T. Adelman	49	Independent Director Nominee*

* These individuals have indicated their assent to occupy those positions upon the effective date of the registration statement of which this prospectus forms a part.

Jiuyi Wang has served as our Chief Executive Officer and Chairman of our Board of Directors since June 2016 and the Chairman of the Board of Directors of Reed Road since December 2016. Mr. Wang has over 13 years of experience in road maintenance and sanitation businesses. He found Reed Road in February 2007 and has been in charge of the company’s daily operation and strategic planning since then. In August 2000, Mr. Wang founded Xinxiang Jinhaiyuan Information Technology Ltd., an internet company. Mr. Wang was appointed as an entrepreneur tutor for the MBA program in Henan University of Economics and Law in October 2017. We believe Mr. Wang’s deep understanding of our business and extensive managerial experience qualifies him to serve on our Board of Directors.

Dasheng Zhang will serve as our Chief Financial Officer and director as of the effective date of the registration statement of which this prospectus forms a part. Since July 2017, Mr. Zhang has been serving as a project director, and later a manager and director of Oriental Wisdom Beijing Education & Technology Corp., Ltd. (838461.OC), a company providing education and training services and technical support for domestic and foreign financial institution. Prior to that, from September 2016 to June 2017, he served as the general manager of personal finance department and small-business loans department, and the general manager of retail banking department and retail loans department of Zhongyuan Bank (Xinxiang Branch) from July 2011 to August 2016. Before that, Mr. Zhang served as director of bank card center of Xinxiang Bank from November 2009 to July 2011. Mr. Zhang received his master degree in financial economics from University of Greenwich in London. Mr. Zhang is a registered member of the Canadian Securities Institute and a member of Society of Corporate Compliance & Ethics in the United States. In addition, he has received the training qualification of Moody’s Analytics. We believe Mr. Zhang’s expertise and experience in finance and banking qualifies him to serve on our board of directors.

Weiqiang Guo has served as our director since January 2019. Since June 2001, Mr. Guo has been serving in various senior management positions, such as vice president and general management of Xinxiang office and deputy general manager of Nanyang office, of Central China Real Estate Limited (0832: Hong Kong), a Hong Kong-based investment holding company principally engaged in property businesses, where he is in charge of marketing in Henan Province. He received his bachelor degree in real estate operation and management from Henan University of Finance and Economics in China and his master degree in project management from Wuhan University in China. Mr. Guo is a Certified Practising Accountant in Australia. We believe Mr. Guo’s expertise and knowledge in accounting and finance qualifies him to serve on our board of directors.

Yunshan Ge has served as our director since January 2019. Dr. Ge is professor of School of Mechanical Engineering, Beijing Institute of Technology. From 1992 to 1994, Dr. Ge conducted postdoctoral research in Harbin Formatted Table Engineering University, and became an associate professor of Beijing Institute of Technology in 1995. Dr. Ge currently focuses on the research of vehicular emissions testing methods and the policy-making of regulations for light- and heavy-duty vehicles and non-road mobile machineries. He has participated in the design of China’s vehicle emission standard system and was one of the key contributors of China 6 Emissions Standard for light- and heavy duty vehicles background. Since 2000, Dr. Ge has performed a large number of researches on the mechanism and control of gaseous and particulate emissions from internal combustion engines, and physiochemical properties of particles and unregulated emissions. Prior to 2000, Dr. Ge was engaged to the research of noise and vibration control of vehicles and engines, in particular the design and development of engine mufflers and torsion damper. Dr. Ge received his Ph.D. degree in power machinery and engineering from Jilin University in China. He graduated from Zhejiang University in China with a bachelor’s degree in internal combustion engine. We believe Dr. Ge’s expertise in mechanical engineering and understanding of our industry qualifies him to serve on our board of directors.

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Jason T. Adelman will serve as a director as of the effective date of the registration statement of which this prospectus forms a part. Mr. Adelman is the founder and chief executive officer of Burnham Hill Capital Group, LLC, a privately held financial services holding company headquartered in New York City, from 2005. He has served as managing member of Cipher Capital Partners LLC, a private investment fund, since 2005. He is the managing member of JTA Resources, LLC and provides advisory services to the company’s board. Previously, Mr. Adelman was a senior managing director of Investment Banking in the New York office of H. C. Wainwright & Co, LLC, an investment bank providing corporate finance, strategic advisory, and related services across multiple sectors and regions. Mr. Adelman has served as a member of the board of directors and audit and compensation committees of Trio-Tech International (NYSE MKT: TRT) since 2001 and as the chairman of World Racing Group, Inc., a private sports entertainment company since 2014. From 2009 to 2011, he was a member of the board of directors and chairman of the audit committee of Pharmacyclics, Inc. (Nasdaq: PCYC). Mr. Adelman graduated Cum Laude with a B.A. in Economics from the University of Pennsylvania and earned a JD from Cornell Law School where he served as Editor of the Cornell International Law Journal. We believe Mr. Adelman’s experience and expertise in finance, accounting, banking and management qualifies him to serve on our board of directors.

Board of Directors and Committees

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of five directors, including two executive directors and three independent directors. We will also establish an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will adopt a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

Weiqiang Guo, Yunshan Ge and Jason T. Adelman will serve as members of our Audit Committee. Weiqiang Guo will serve as the chairman of the Audit Committee. Each of our Audit Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Guo possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.  Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee will perform several functions, including:

●	evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

Weiqiang Guo, Yunshan Ge and Jason T. Adelman will serve as members of our Compensation Committee. Weiqiang Guo will serve as the chairman of the Compensation Committee.  All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will be responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

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Nominating and Corporate Governance Committee

Weiqiang Guo, Yunshan Ge and Jason T. Adelman will serve as members of our Nominating and Corporate Governance Committee. Jason T. Adelman will serve as the chairman of the Nominating and Corporate Governance Committee.  All of our Nominating and Corporate Governance Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Code of Ethics

Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. We will file a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

Family Relationship

There are no family relationships, or other arrangements or understandings between or among any of the directors, director nominees, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)	directors should not properly fetter the exercise of future discretion;

(iv)	duty to exercise powers fairly as between different sections of shareholders;

(v)	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the afore-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors has fiduciary obligations to other businesses of which they are officers or directors.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

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•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Employment Agreements

We plan to enter into employment agreements with each of our executive officers at the consummation of this offering. Under these agreements, each of our executive officers will be employed for an initial term of one year and is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

The executive officers will be entitled to a fixed salary and to participate in our equity incentive plans, if any and other Company benefits, each as determined by the board of directors from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his/her right to all other benefits will terminate, except as required by any applicable law. We may also terminate his/her employment without cause upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of one month of base salary as of the date of such termination for each year (which is any period longer than six months but no more than one year) and a cash payment of half month of base salary as of the date of such termination for any period of employment no more than six months, provided that the total severance payments shall not exceed twelve months of base salary.

The executive officer may terminate his/her employment at any time with 30 days’ advance written notice if there is any significant change in his/her duties and responsibilities or a material reduction in his/her annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his/her base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his/her annual salary in effect immediate1y prior to the termination, or his/her then current annua1 salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of target annual bonus for the year immediately preceding the termination; (3) payment of premiums for continued health benefits under our health plans for three months fo1lowing the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him/her in connection with claims made by reason of him/her being our officer.

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EXECUTIVE COMPENSATION

For the fiscal year ended June 30, 2018, we paid an aggregate of RMB 42,000 (approximately $6,348) in cash and benefits in-kind granted to or accrued on behalf of all of our directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. See “Business – Employees.”

Equity Compensation Plan Information

We have not adopted any equity compensation plan.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2018, we had no outstanding equity awards.

Director Compensation

We did not pay any compensation to our directors during the year ended June 30, 2018.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws. Unless otherwise noted, the business address for each of our directors and executive officers is No. 195 Renmin Road, Xinxiang City, Henan Province, P.R. China.

Name of Beneficial Owners	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%

Directors and Executive Officers:

Jiuyi Wang (1)	1	100%

Desheng Zhang	—	—

Weiqiang Guo	—	—

Yunshan Ge	—	—

Jason T. Adelman	—	—

All directors and executive officers as a group (five persons)	1	100%

5% shareholders:

Folk Stone Limited (2)	1	100%

 *Less than 1%

(1)	Include one ordinary share held through Folk Stone Limited, of which Mr. Wang is the sole shareholder.
(2)	The registered office address of Folk Stone Limited is Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

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RELATED PARTY TRANSACTIONS

Transactions with Certain Related Parties

 As of June 30, 2018 and 2017, the balances due to related parties were as follows:

	June 30, 2018	June 30, 2017
Due to related parties:
Ms. Jinye Zhao	$-	$198,481
Mr. Xiaohai Wang	161,149	1,734,600
Total due to related parties	$161,149	$1,933,081

Ms. Jinye Zhao and Mr. Xiaohai Wang are the parents of Mr. Jiuyi Wang, the Chairman of the Board, Chief Executive Officer and our indirect controlling shareholder. Mr. Wang’s parents periodically advance funds to support our operations when needed. These advances were non-interest bearing and due upon demand. During the years ended June 30, 2018 and 2017, Reed Road also paid dividends of $2,030,004 and $2,745,900 to its shareholders.

Lease Agreements

We lease our office space of approximately 866 square meters at 195 Renmin Road of Xinxiang from the father of our Chief Executive Officer and Chairman. The term of the lease is 20 years starting January 1, 2014. We pay an annual rent of RMB 1.25 million (approximately $0.19 million). We recorded rent expenses of $191,798 and $183,193 for the years ended June 30, 2018 and 2017, respectively.

Reed Road leases its manufacturing facility located at No. 1, Hongda Blvd, Guguzhai County, Xinxiang, Henan from EAGER pursuant to a lease agreement between the parties. The lease has a term of 20 years starting January 1, 2019. Reed Road pays a monthly rent of RMB 150,000 (approximately $22,669).

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DESCRIPTION OF SHARE CAPITAL

Incorporation

We are a Cayman Islands exempted company with limited liability incorporated on June 28, 2016. Our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

Share Capital

Our authorized share capital is $50,000 and consists of 50,000 shares with a par value $1.00 per share. We anticipate that we will increase our authorized share capital prior to the consummation of this offering.

Memorandum and Articles of Association

Our memorandum and articles of association are subject to provisions of the Companies Law (see “—Differences in Corporate Law” below) and will include provisions to the following effects:

Share Rights

Without prejudice to any rights attached to any existing ordinary shares or class of shares, any preferred share may be issued with such preferred, deferred or other special rights or subject to such restrictions as we may determine by ordinary resolution or, subject to and in default of such determination, as our board of directors shall determine. We may issue redeemable shares.

Our memorandum and articles of association provide that, subject to Cayman law, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Voting Rights

At a general meeting of the Company, every shareholder is entitled to one vote for each ordinary share on all matters upon which the ordinary shares are entitle to vote. Voting at any shareholders’ meeting is by way of a poll. A quorum required for a meeting of shareholders consists of one or more holders of shares together holding (or representing by proxy) not less than an aggregate of one-third of the total voting power of all shares in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one- third of our voting share capital. Advance notice to shareholders of at least 14 calendar days is required for the convening of any annual general meeting or other shareholders’ meetings. An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast. A special resolution is required for important matters such as a change of name. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amounts than our existing shares and cancelling any shares.

Dividends and Other Distributions; Liquidation Rights

Subject to the capital maintenance provisions of the Companies Law, which, inter alia, permit distributions to be made only out of profits available for the purpose or from share premium, the directors may declare and pay dividends and other distributions. The Companies Law prohibits the payment of any dividend if payment would cause us to be unable to pay our debts as they fall due in the ordinary course of business. Except as otherwise provided by the rights attached to a particular class of shares, only our board of directors may declare dividends and all dividends shall be declared and paid pro rata according to the amounts paid up on the ordinary shares on which the dividend is paid.

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares in accordance with the Companies Law and the memorandum or articles of association of the company. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

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Variation of Rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them, the creation, allotment or issuance of further shares (whether ranking in priority to, pari passu or subsequent to them) pursuant to the board of director’s ability to issue preference shares in the manner described in “Anti-Takeover Provisions” below or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Anti-Takeover Provisions

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•              authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•              limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our memorandum and articles of association.

Alteration of Share Capital

We may by ordinary resolution increase, consolidate or sub-divide our share capital.

Purchase of Own Ordinary Shares

Subject to the provisions of the Companies Law, our board of directors may authorize the purchase of any of our own shares upon such terms as are agreed upon by us and the relevant shareholders (whether at par or above or below par) out of our profits, share premium, capital and/or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, in accordance with the Companies Law.

Shareholder Meetings

Meetings of shareholders are known as general meetings and comprise of an annual general meeting and any other general meetings, known as extraordinary general meetings that may be called and held from time to time. We are obliged by our memorandum and articles of association to hold an annual general meeting in each year, other than the year in which these articles are adopted. General meetings may be held at such times and places as may be determined by our board of directors.

Extraordinary general meetings may be called only:

•	by a majority of our board of directors; or

•	on the requisition of shareholders holding not less than one-tenth of our paid-up share capital having a right to vote at general meetings.

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A general meeting must be called by not less than 10 clear days’ notice (meaning calendar days excluding the date the notice is given or deemed given and the date of the meeting), unless shorter notice is agreed.

No business, except for the appointment of a chairman for the meeting, shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Other than a meeting or action regarding the modification of the rights of any class of shares, two shareholders present at a meeting in person or by proxy, entitled to vote and holding shares representing not less than one-third of the par value of the total issued and outstanding voting shares.

Directors

Our board of directors must consist of at least one directors who can be appointed by ordinary resolution of shareholders or, in the case of vacancies and newly created directorships, by our board of directors. Our directors are not required to hold any ordinary shares in the capital of the Company to qualify.

Our directors may receive such compensation as they may from time to time determine. A director may be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred by him or her in attending meetings of the board of directors or committees of the board or general meetings or separate meetings of any class of shares or of debentures or otherwise in connection with the discharge of his or her duties as a director.

Our board of directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of our Company or any of its subsidiaries or any corporate body associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

Borrowing Powers

Our board of directors may exercise all the powers of our Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital of our Company, and to issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of our Company or of any third-party.

Indemnity of Directors and Officers

As we are a Cayman Islands exempted company, the laws of the Cayman Islands will be relevant to the provisions relating to indemnification of our directors and officers. Although the Companies Law (2018 Revision) of the Cayman Islands does not specifically restrict a Cayman Islands exempted company’s ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain Commonwealth case law (which is likely to be persuasive in the Cayman Islands), however, indicates that the indemnification is generally permissible, unless there had been willful default, willful neglect, breach of fiduciary duty, unconscionable behavior or behavior which falls within the broad stable of conduct identifiable as 'equitable fraud' on the part of the director or officer in question.

Our memorandum and articles of association provide that each of our directors, agents or officers shall be indemnified out of our assets against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability, if any, that he may incur by his own willful neglect or willful default. No such director, agent or officer shall be liable to us for any loss or damage in carrying out his functions unless that liability arises through the willful neglect or willful default of such director, agent or officer.

In addition, upon consummation of this offering, we plan to maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)         duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)       directors should not properly fetter the exercise of future discretion;

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(iv)       duty to exercise powers fairly as between different sections of shareholders;

(v)       duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)       duty to exercise independent judgment.

As described below in “—Differences in Corporate Law—Mergers and Similar Arrangements” the Companies Law provides for arrangements or compromises between a company and its shareholders, creditors, any class of its shareholders, or any class of its creditors that are used for certain types of reconstructions, amalgamations, capital reorganizations or takeovers.

The Companies Law includes provisions relating to takeovers and provides that where a takeover offer is made for the shares of a company incorporated in the Cayman Islands and, within four months after the making of the offer the offeror has been approved by the holders of not less than 90 percent in value of the shares affected, the offeror may, within two months, by notice require shareholders who do not accept the offer to transfer their shares to the offeror on the terms of the offer.

Authorized but Unissued Shares

Our authorized but unissued shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. In order to increase the number of authorized shares, we are required to obtain the approval of a majority of our shareholders.

Our board of directors is empowered to authorize and issue, out of our authorized but unissued shares, one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Cayman law. The resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series. The existence of authorized but unissued shares and our board of directors’ authority to issue new classes of shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company

We are a Cayman Islands exempt company incorporated with limited liability. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands (other than incidental business) may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

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Differences in Corporate Law

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

We believe that the differences with respect to our being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors—As a foreign private issuer, we are subject to different U.S. securities laws and Nasdaq governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it, “—We may become subject to taxation in the Cayman Islands which would negatively affect our results,” “—There may be a risk of us being subject to tax in jurisdictions in which we do not currently consider ourselves to have any tax resident subsidiaries or permanent establishments” and “—Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.”

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must, in most instances, then be authorized by a special resolution of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question, the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class and that the meeting was properly constituted;

•	the arrangement is such that it may reasonably be approved by an intelligent and honest man of that share class acting in respect of his interest; and

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•	the arrangement is not one which would be more properly sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may after the expiration of such four months, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

In general, we will be the proper plaintiff in any action to protect and enforce our rights and such an action cannot be brought by a minority shareholder on behalf of our company. However, this does not prevent a shareholder bringing proceedings to protect its individual rights. In addition, in some circumstances, a minority shareholder may be able to bring a derivative action on behalf of our company where:

•	Those who control our company are perpetrating a “fraud on the minority”;

•	We are acting or proposing to act illegally or beyond the scope of its authority;

•	The act complained of, although not beyond the scope of our company’s authority, could be effected only if duly authorized by more than a simple majority vote, which has not been obtained.

Protection of Minority Shareholders

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of our affairs in the future, (b) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (c) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (d) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our memorandum and articles of association.

Fiduciary Duties of Directors

Our directors owe a duty of loyalty, honesty and good faith to our Company. A director must act bona fide in what he or she considers is in the best interest of our Company. A director also owes a duty to act with diligence, skill and care. A director must exercise the powers that are vested in them for the purpose for which they are conferred and not for a collateral purpose. A director must not place themselves in a position which there is a conflict between their duty to our Company and their personal interests. However, unlike under Delaware law, the fiduciary duties of directors are not as clearly established under Cayman Islands law.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

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We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (2018 Revision) if the disclosure relates to criminal conduct or (ii) to a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Law (2018 Revision) if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation. Cayman Islands law enables, and our memorandum and articles of association provide, that any action required or permitted to be taken at any annual or extraordinary general meeting may be taken only upon the vote of shareholders at an annual or extraordinary general meeting duly and may not be taken by written resolution of shareholders without a meeting.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. In general terms, Cayman Islands’ law does not provide shareholders with an express right to put any proposal before a general meeting of shareholders. Depending on the provision of the relevant Cayman Islands company’s articles of association, a shareholder may put a proposal before the shareholders at any general meeting if it is set out in the notice calling the meeting. There is no automatic right to introduce new business at any meeting. A general meeting may be called by the board of directors or any other person authorized to do so in the articles of association, but shareholders may be precluded from calling general meetings.

Under the Delaware General Corporation Law, a corporation is required to set a minimum quorum of one-third of the issued and outstanding shares for a shareholders’ meeting. Cayman Islands law permits a company’s articles to have any quorum. Our memorandum and articles of association provide that a quorum consists of two qualifying persons, other than for a meeting or action regarding the modification of the rights of any class of shares, present at a meeting and entitled to vote on the business to be dealt with.

Election of Directors

Under the Delaware General Corporation Law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors and vacancies and newly created directorships may be filled by resolution of the board. Under the laws of the Cayman Islands, directors are appointed by the board of directors or, if provided for in the articles of association, by shareholders pursuant to an ordinary resolution. Our amended and restated articles of association provide that directors nominated for election be elected by the shareholders pursuant to an ordinary resolution at a general meeting and that a vacancy on our board of directors or any additions to the existing board of directors will be filled by the resolution of directors or by ordinary resolution of our shareholders.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, a director may be removed by way of an ordinary resolution of the shareholders at any time before the expiration of his period of office.

Actions by the Board of Directors

Under the Delaware General Corporation Law, unless the certificate of incorporation or bylaws of a Delaware corporation provide otherwise, a majority of the total number of directors shall constitute a quorum for the transaction of business, but in no case shall a quorum be less than one-third of the total number of directors unless the authorized number of directors is one, and an action of the board at a meeting with a quorum present requires at least a majority vote of those directors present. Directors of a Delaware corporation may also act by unanimous written consent unless the corporation’s certificate of incorporation or bylaws otherwise provide. Our memorandum and articles of association provide for action by majority vote at a meeting or by unanimous written consent; however, the required quorum for a directors’ meeting is two directors unless our board of directors fixes a different number.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law and our memorandum and articles of association, our Company may be liquidated or wound up and subsequently dissolved by special resolution of our shareholders on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a separate class meeting of holders of two-thirds of the shares of such class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, except for certain amendments to the capital structure not affecting a shareholder’s economic rights, our memorandum and articles of association may only be amended with a special resolution at a general meeting.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our ordinary shares.  We cannot assure you that a liquid trading market for our ordinary shares will develop on Nasdaq or be sustained after this offering.  Future sales of substantial amounts of ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our ordinary shares.  Further, since a large number of our ordinary shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our ordinary shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering and assuming the issuance of                  ordinary shares offered hereby, but no exercise of the over-allotment option, we will have an aggregate of                    ordinary shares outstanding.   The                   shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

As of the date of this prospectus,                      ordinary shares held by existing shareholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144.   All of our currently outstanding ordinary shares will be subject to “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up period of twelve (12) months after the date of this prospectus, outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Freely tradable shares sold in the offering.

Six months		Shares saleable under Rule 144.

Twelve months		Shares saleable after expiration of the lock-up.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates solely by virtue of their status as an officer or director of us may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of us solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of us other than by virtue of his or her status as an officer or director of us.

We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any ordinary shares that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations.  Sales of our ordinary shares by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

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In addition, under Rule 144, a person may sell shares of our ordinary shares acquired from us immediately upon the completion of this offering, without regard to volume limitations or the availability of public information about us, if:

●	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

●	the person has beneficially owned the shares to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned our ordinary shares for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

●	1% of the number of our ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering; or

●	the average weekly trading volume in our ordinary shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Lock-up Agreements

We, all of our directors and officers and certain shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 12 months after the date of this prospectus without the prior written consent of ViewTrade. This consent may be given at any time without public notice.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC counsel.

Cayman Islands Taxation

Under existing Cayman Islands law, payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of such shares.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law

(2018 Revision)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Law (2018 Revision), the Financial Secretary undertakes with the Company:

1. That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2. In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1 On or in respect of the shares, debentures or other obligations of the Company; or

2.2 by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2018 Revision).

These concessions shall be for a period of twenty years from the date hereof.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Our PRC subsidiaries are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. We are subject to VAT at a rate of 16% for our major products and VAT at a rate of 6% on the services we provide in mainland China, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. As Reed Road has received a High and New Technology Enterprise Certification, it may enjoy a special preferential enterprise income tax rate of 15% to the extent permitted under the EIT Law.

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In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011 and was revised in 2015, 2016 and 2018. SAT Circular 45 provides more guidance on the implementation of SAT Circular 82. In particular, SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. REED Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that REED Limited meet all of the conditions above or is PRC resident enterprises for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that REED Limited is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that our worldwide income would be subject to a 25% enterprise income tax. In addition, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares if such income is treated as sourced from the PRC. See “Risk Factors—Risk Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

As a Cayman Islands exempted company structured as a holding company, we may receive dividends from our PRC subsidiaries. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. There is currently no such preferential tax treaty between China and Cayman Islands. Under the Arrangement between the Mainland of China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the arrangement and other applicable PRC laws, will be subject to withholding tax at the rate of 5.0%. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities. Furthermore, the State Administration of Taxation promulgated Circular 9 in 2018, which supersedes Circular 601 in 2009 and Circular 30 in 2012, providing guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. Under Circular 9, a comprehensive analysis shall be conducted when determining whether an applicant is a “beneficial owner” and in general, the following are unfavorable factors in such analysis: (i) that the applicant is under the obligation to pay 50% or more of the incomes received to any resident of any third country (region) within 12 months upon receipt of the incomes (“Being under the obligation” shall include the circumstance of being under pre-agreed obligations and the circumstance that payment has been made as a fact despite the lack of pre-agreed obligations); (ii) that the business activities carried out by the applicant do not constitute substantive business activities (Substantive business activities shall include substantive manufacturing, distribution, management and other activities. The substantive investment and shareholding management activities carried out by the applicant may constitute substantive business activities); (iii) that the other contracting country (region) to the Double Taxation Avoidance Agreement does not levy tax on the relevant incomes, or exempts the relevant incomes from tax, or only levies tax at a minimum effective rate on the relevant incomes; (iv) that in addition to the loan contract based on which interest is accrued and paid, there are other loan or deposit contracts between the creditor and third parties that are similar to each other in terms of the amount involved, interest rate and the date of conclusion; and (v) that in addition to the contract on the transfer of the right to use copyrights, patents, technologies, etc. based on which royalties are incurred and paid, there are transfer contracts between the applicant and third parties in terms of the right to use or the ownership of relevant copyrights, patents, technologies, etc. An agent will not be regarded as a beneficial owner and, therefore, will not qualify for tax benefits under the treaties or arrangements. See “Risk Factors—Risk Related to Doing Business in China— Under the PRC enterprise income tax relating to the withholding tax liabilities of our PRC subsidiaries, any dividends paid by our PRC subsidiaries to our offshore entities may not receive certain treaty benefits.”

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On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or another person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of nonresident enterprise income tax and repeals the provision in relation to the time limit for the withholding agent to declare the competent tax authority for payment of such tax of SAT Bulletin 7.

Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is defined as an Indirect Transfer, the nonresident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and if it was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. We face uncertainties as to the reporting and other implications of future transactions where PRC taxable assets are involved, such as offshore restructuring, the sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares of our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. See “Risk Factors—Risk Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Taxation

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

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If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

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We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our taxable year ending June 30, 2019 or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including NASDAQ. If the ordinary shares are regularly traded on NASDAQ and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

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UNDERWRITING

We will enter into an underwriting agreement with ViewTrade Securities, Inc. (the “Underwriter”). Subject to the terms and conditions of the underwriting agreement, the Underwriter has agreed to purchase, and we have agreed to sell to them, the number of our ordinary shares at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below

Underwriter	Number of Shares
ViewTrade Securities, Inc.
Total

The underwriting agreement provides that the obligations of the Underwriter to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The Underwriter is obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken.

We have granted an option to the Underwriter, exercisable for 45 days after the date of the date of this prospectus, to purchase up to [●] additional shares of ordinary shares at the public offering price, less the underwriting discounts and commissions.

We have agreed to indemnify the Underwriter against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriter may be required to make in respect thereof.

The Underwriter will initially offer the shares to be sold in this offering directly to the public at the public offering price set forth on the cover of this prospectus and to selected dealers at the public offering price less a selling concession not in excess of $[●] per share. After the offering, the Underwriter may change the offering price and other selling terms. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us (assuming both no exercise and full exercise of the Underwriter’s over-allotment option):

Total
	Per Share (1)	No Exercise	Full Exercise
Initial public offering price
Underwriting discounts and commissions
Proceeds, before expenses

(1)	Selling concession (4%); Underwriting Fee (1.5%); Management Fee (1.5%). Does not include other expenses described below.

We will also pay to the Underwriter by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one-half percent (0.5%) of the gross proceeds received by us from the sale of the shares.

In addition, we have agreed to pay up to $150,000 for certain accountable costs and expenses incurred by the Underwriter in connection with the offering, as provided in the underwriting agreement, to the Underwriter.

In addition, we shall also be responsible for all expenses relating to the offering, including, without limitation, (a) all filing fees and communication and printing expenses relating to the registration of the shares to be sold in the offering with the SEC and the filing of the offering materials with the Financial Industry Regulatory Authority, Inc., or FINRA; (b) costs of preparing, printing and delivering exhibits to the registration statement; (c) fees of our counsel and accountants, including fees associated with “blue sky” filings; (d) fees to translate documents for due diligence purposes; (e) all reasonable travel and lodging expenses incurred by the Representative or its counsel in connection with visits to, and examinations of, the Company; (f) reasonable costs for road show meetings, including the cost of informational meetings; and (g) the costs associated with “tombstone” advertisements, not to exceed $10,000

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We agreed to pay $70,000 as an advance payment towards the Representative’s accountable expenses ($35,000 paid upon execution of engagement letter in connection with offering, and $35,000 to be paid upon receipt of initial comments from the Commission, (together, the “Advance”). As of the date of this prospectus, we have paid $35,000 of the Advance to the Representative. The Advance shall be applied towards the Representative’s accountable expenses. Any portion of the Advance will be returned to us in the event it is not actually incurred.

We have agreed in connection with this offering not to negotiate with any other broker-dealer relating to a possible private and/or public offering of the our securities without the written consent of the Representative for a period of 12 months following the effective date of the engagement letter with the Representative in connection with this offering. If prior to the 12 month period following the effective date of our engagement letter with the Representative, we (i) do not complete the offering and listing of our securities on a national securities exchange and enter into discussions regarding a letter of intent or similar agreement with a third party broker-dealer and enter into a new engagement letter, and/or (ii) effect a private and/or public offering of our securities with another broker-dealer or any other person without the written consent of the Representative, we will be liable to the Underwriter for the accountable expenses of  $150,000.

Underwriter’ Warrants

We have also agreed to issue to the Underwriter Warrants to purchase a number of ordinary shares equal to an aggregate of 10% of the shares of ordinary shares sold in this offering. The warrants will have an exercise price equal to 120% of the offering price of the ordinary shares sold in this offering and may be exercised on a cashless basis. The warrants are exercisable commencing 180 days after the effective date of the registration statement related to this offering, and will be exercisable for five years from the effective date of the registration statement related to this offering. The warrants are not redeemable by us. The warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying ordinary shares during the five-year period commencing after the effective date of the registration statement related to this offering. The warrants and the underlying ordinary shares have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Underwriter (or permitted assignees under Rule 5110(g)(1) of FINRA) may not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying the warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date on which the Registration Statement on Form F-1 of which this prospectus forms a part is declared effective by the SEC, except to any FINRA member participating in the offering and their bona fide officers or partners. The warrants will provide for adjustment in the number and price of such warrants in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution.

Indemnification; Indemnification Escrow

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the Underwriter may be required to make in respect of those liabilities.

Concurrently with the execution and delivery of the underwriting agreement, we will set up an escrow account with a third-party escrow agent pursuant to which $600,000 of proceeds from the offering will be deposited by us at closing for a period of 30 months following the closing date of this offering, which funds will be used in the event we have to indemnify the Underwriter pursuant to the terms of the underwriting agreement. We will pay the reasonable fees and expenses of the escrow agent.

Listing

We have applied to have our ordinary shares approved for listing on the Nasdaq under the symbol “REEY”. We make no representation that such application will be approved or that our ordinary shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such ordinary shares will be so listed at completion of this offering.

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No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our ordinary shares will be determined through negotiations between us and the underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our ordinary shares in this offering has been arbitrarily determined by us in its negotiations with the Underwriter and does not necessarily bear any direct relationship to our assets, operations, book or other established criteria of value.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares , whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the underwriter, for a period of 180 days from the effective date of the registration statement of which this prospectus is a part.

In addition, our directors, executive officers and holders of more than 5% of our ordinary shares will enter into lock-up agreements with the Representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 12 months from the effective date of the registration statement of which this prospectus is a part, agree not to: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive ordinary shares (including ordinary shares which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the foregoing securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares ; or (4) publicly disclose the intention to do any of the foregoing.

The lock-up restrictions described in the immediately preceding paragraph do not apply with respect to any transfer:

(i)	as a bona fide gift or gifts,

(ii)	to any trust for the direct or indirect benefit of the holder or the immediate family of the holder,

(iii)	if the holder is a corporation, partnership, limited liability company, trust or other business entity (1) transfers to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate of the holder or (2) distributions of our ordinary shares or any security convertible into or exercisable for our ordinary shares to limited partners, limited liability company members or stockholders of the holder,

(iv)	if the holder is a trust, transfers to the beneficiary of such trust,

(v)	by testate succession or intestate succession; or

(vi)	pursuant to the underwriting agreement;

provided, in the case of clauses (i)-(v), that (x) such transfer will not involve a disposition for value, (y) the transferee agrees in writing with the Representative to be bound by the terms of a lock-up agreement, and (z) no filing by any party under Section 16(a) of the Exchange Act will be required or will be made voluntarily in connection with such transfer. Furthermore, notwithstanding the foregoing, the holder may transfer ordinary shares in a transaction not involving a public offering or public resale; provided that (x) the transferee agrees in writing with the Representative to be bound by the terms of a lock-up agreement, and (y) no filing by any party under Section 16(a) of the Exchange Act is required or is made voluntarily in connection with such transfer.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the Underwriter or selling group members, if any, participating in this offering and the Underwriter may distribute prospectuses electronically. The Underwriter may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Underwriter, and should not be relied upon by investors.

95

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the Underwriter may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the Underwriter under option to purchase additional shares. The Underwriter can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the Underwriter will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The Underwriter may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The Underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The Underwriter may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because the underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the Underwriter may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The Underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the NASDAQ Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the Underwriter may engage in passive market making transactions in our ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The Underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the Underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

96

The Underwriter is expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 622, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in China, and ordinary shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of China except pursuant to applicable laws and regulations of China. For the purpose of this paragraph, China does not include Taiwan, and the special administrative regions of Hong Kong and Macau.

97

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding Underwriter’s discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq listing fee, all amounts are estimates.

$
SEC registration fee
Nasdaq listing fee	$75,000
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total

These expenses will be borne by us. Underwriter’s discounts and commissions will be borne by us in proportion to the numbers of ordinary shares sold in the offering.

LEGAL MATTERS

The Company is being represented by Ellenoff Grossman & Schole LLP, New York, New York, with respect to legal matters of United States federal securities law. The validity of the ordinary shares offered by this prospectus and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder.  Legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm. Ellenoff Grossman & Schole LLP may rely upon Tian Yuan Law Firm with respect to matters governed by PRC law. Haneberg Hurlbert PLC is acting as U.S. counsel for the Underwriter, and DeHeng Law Firm is acting as the PRC counsel for the Underwriter.

EXPERTS

The consolidated financial statements as of June 30, 2018 and 2017 included in this prospectus have been so included in reliance on the report of MNP LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The office of MNP LLP is located at 50 Burnhamthorpe Road West, Suite 900, Mississauga, ON, L5B3C2.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares described herein. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We anticipate making these documents publicly available, free of charge, on our website at www.reey.net as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

98

REED LIMITED

Consolidated Financial Statements

For the Years Ended June 30, 2018 and 2017

(Expressed in U.S. Dollars)

99

REED LIMITED

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Reed Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Reed Limited (the Company) as of June 30, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years ended June 30, 2018 and 2017, and the related notes and schedules (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2018 and 2017, and the results of its consolidated operations and its consolidated cash flows for each of the years ended June 30, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2014.

Toronto, Ontario

January 11, 2019

F-2

REED LIMITED

CONSOLIDATED BALANCE SHEETS

As at June 30, 2018 and 2017

(Expressed in U.S. Dollars)

	June 30,	June 30,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash	$188,149	$2,427,640
Accounts receivable, net	12,662,012	4,584,721
Notes receivable	-	21,298
Inventories, net	2,104,021	2,264,809
Prepayments and other receivable	2,256,777	2,270,288
TOTAL CURRENT ASSETS	17,210,959	11,568,756

Property, plant and equipment, net	129,619	134,822
Intangible assets, net	1,269,900	1,267,192
Long-term account receivable	200,641	244,015
Deferred tax asset	356,340	173,176
TOTAL ASSETS	$19,167,459	$13,387,961

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$7,409,641	$3,166,154
Accrued expenses and other current liabilities	80,637	55,441
Advances from customers	36,929	35,872
Taxes payable	462,304	51,092
Due to related parties	161,149	1,933,081
TOTAL CURRENT LIABILITIES	8,150,660	5,241,640

TOTAL LIABILITIES	8,150,660	5,241,640

COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary Shares, US$1 par value, 50,000 shares authorized and 1 share issued and outstanding as of June 30, 2018 and 2017	1	1
Additional paid-in capital	11,625,980	11,625,980
Statutory reserve	738,854	344,317
Accumulated deficit	(1,059,221)	(3,387,290)
Accumulated other comprehensive loss	(288,815)	(436,687)
TOTAL SHAREHOLDERS' EQUITY	11,016,799	8,146,321

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$19,167,459	$13,387,961

The accompanying notes are an integral part of these consolidated financial statements.

F-3

REED LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Years Ended June 30, 2018 and 2017

(Expressed in U.S. Dollars)

	For the Years Ended June 30,
	2018	2017

REVENUE	$22,634,333	$19,025,874
COST OF REVENUE	15,735,323	15,920,292
GROSS PROFIT	6,899,010	3,105,582

OPERATING EXPENSES
General and administrative	1,797,388	1,115,675
Selling expenses	274,479	260,751
Research and development	302,726	383,272
Bad debt expenses	1,137,197	280,917
Total operating expenses	3,511,790	2,040,615

INCOME FROM OPERATIONS	3,387,220	1,064,967

OTHER INCOME (EXPENSE)
Other income (expense), net	55,365	(45,966)
Interest income (expense)	(5,845)	20,634
Total other income (expense), net	49,520	(25,332)

INCOME BEFORE INCOME TAXES	3,436,740	1,039,635

INCOME TAXES PROVISION	492,818	201,041

NET INCOME	2,943,922	838,594

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	147,872	(145,136)

COMPREHENSIVE INCOME	$3,091,794	$693,458

Earnings per share
Basic and diluted	$3,091,794	$693,458

Weighted average number of shares outstanding
Basic and diluted	1	1

The accompanying notes are an integral part of these consolidated financial statements.

F-4

REED LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended June 30, 2018 and 2017

(Expressed in U.S. Dollars, except number of shares)

	Ordinary Shares		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive
	Share	Amount	Capital	Reserve	Deficit	Income	Total
		$	$	$	$	$	$
Balance at July 1, 2016	1	1	8,880,080	180,912	(1,316,579)	(291,551)	7,452,863
Shareholder contribution	-	-	2,745,900	-	-	-	2,745,900
Net income for the year	-	-	-	-	838,594	-	838,594
Dividend declared	-	-	-	-	(2,745,900)	-	(2,745,900)
Statutory reserve	-	-	-	163,405	(163,405)	-	-
Foreign currency translation adjustment	-	-	-	-	-	(145,136)	(145,136)
Balance at June 30, 2017	1	1	11,625,980	344,317	(3,387,290)	(436,687)	8,146,321
Net income for the year	-	-	-	-	2,943,922	-	2,943,922
Dividend declared	-	-	-	-	(221,316)	-	(221,316)
Statutory reserve	-	-	-	394,537	(394,537)	-	-
Foreign currency translation adjustment	-	-	-	-	-	147,872	147,872
Balance at June 30, 2018	1	1	11,625,980	738,854	(1,059,221)	(288,815)	11,016,799

The accompanying notes are an integral part of these consolidated financial statements.

F-5

REED LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

 For the Years Ended June 30, 2018 and 2017

(Expressed in U.S. Dollars)

	For the Years Ended June 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,943,922	$838,594
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,651	54,452
Provision for doubtful accounts	1,137,197	280,917
Allowance for sales returns	77,040	317,411
Deferred tax benefit	(182,136)	(89,749)
Changes in operating assets and liabilities:
Account receivable	(9,271,752)	818,289
Notes receivable	22,207	(21,211)
Inventories	219,925	(593,979)
Prepayments and other receivable	70,152	(811,119)
Accounts payable	4,240,658	1,151,890
Advances from customers	185	(41,393)
Taxes payable	471,291	(204,591)
Accrued expenses and other current liabilities	24,269	(122,200)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(241,390)	1,576,634

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(22,283)	(54,258)
NET CASH USED IN INVESTING ACTIVITIES	(22,283)	(54,258)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution from shareholders	-	2,745,900
Proceeds from related party loans	-	474,191
Repayment of related party loans	(42,929)	-
Distribution of dividend to shareholders	(2,030,004)	(2,745,900)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(2,072,933)	474,191

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	97,115	1,896
NET INCREASE IN CASH	(2,239,491)	1,998,463

CASH, beginning of year	2,427,640	429,177

CASH, end of year	$188,149	$2,427,640

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$529,545	$372,926
Cash paid for interest	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

REED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 1 - ORGANIZATION AND BUSINESS DESCRIPTION

Organization

Reed Limited (“Reed” or the “Company”), a Cayman Islands corporation, was incorporated on June 28, 2016 with the registered office at P.O. Box 2547, Cassia Court, Camana Bay, Grand Cayman, Cayman Islands. Mr. Jiuyi Wang (“Mr. Wang”), the Chairman of the Board and the Chief Executive Office (“CEO”) of Reed Limited, is the ultimate shareholder (“the controlling shareholder”) of Reed.

The Company has a wholly-owned subsidiary, Reed International Group Holding Limited (“Reed HK”), which was incorporated in Hong Kong on July 13, 2016.

Reed (Xinxiang) Road Incorporation Limited (“Reed Road”) was incorporated on February 15, 2007 under the laws of the People’s Republic of China (the “PRC”), as a wholly-owned subsidiary of Reed HK.

EAGER Heavy Industry Limited (“EAGER”) was incorporated on January 26, 2015 under the laws of the PRC, as a wholly-owned subsidiary of Reed HK.

On September 11, 2018, Henan Reed Sanitation Services Limited (“Sanitation Services”) was incorporated under the laws of the PRC. As a wholly-owned subsidiary of Reed Road, Sanitation Services will conduct urban environmental sanitation services. The registered capital is approximately $1.5 million (RMB 10 million), which shall be injected before August 31, 2038.

Reed, through its subsidiaries (collectively, the “Company”), is primarily engaged in the business of manufacturing road maintenance equipment and materials, and its products have been widely used in the highway authority system, highway system, municipal road system and airports, etc. in PRC. Starting from July 2018, the Company also conducts the urban environmental sanitation services, which includes waste collection, transportation, treatment and disposition, etc.

Reorganization

In December 2016, the controlling shareholder of Reed Road and EAGER transferred all of his ownership interest in Reed Road and EAGER to Reed through Reed HK, Reed’s wholly-owned subsidiary (“Reorganization”).

In accordance with Accounting Standards Codification (“ASC”) 805-50-25, the Reorganization has been accounted for as a transaction among entities under common control since the same shareholder controlled all these entities prior to the execution of the Agreement. The consolidated financial statements of Reed have been prepared to report results of operations for the period in which the transfer occurred as though the transfer of equity interests had occurred at the beginning of the period presented, in this case July 1, 2016. Results of operations for the period presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the Reorganization, those results will be on substantially the same basis as the results of operations for the period after the date of combination. The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings (accumulated deficit) at the beginning of the periods presented are eliminated to the extent possible. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

F-7

REED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 1 - ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

Reorganization (continued)

In accordance with ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests should initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of the transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, then the financial statements of the receiving entity should reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control. Accordingly, the Company has recorded the assets and liabilities transferred from Reed Road and EAGER at their carrying amount.

Upon the reorganization, the Company has subsidiaries in countries and jurisdictions in PRC and Hong Kong. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Reed Limited (“Reed” or “the Company”)	Incorporated on June 28, 2016	Cayman Island	Parent, 100%	Holding Company

Reed International Group Holding Limited (“Reed HK”)	Incorporated on July 13, 2016	Hong Kong	100% by the Parent	Holding Company

Reed (Xinxiang) Road Incorporation Limited (“Reed Road”)	Incorporated on February 15, 2007	Xinxiang City, Henan Province, China	100% by Reed HK	Manufacturing road maintenance equipment and materials

EAGER Heavy Industry Limited (“EAGER”)	Incorporated on January 26, 2015	Xinxiang City, Henan Province, China	100% by Reed HK	Manufacturing road maintenance equipment and materials

Henan Reed Sanitation Services Co., Ltd. (“Sanitation Services”)	Incorporated on September 11, 2018	Xinxiang City, Henan Province, China	100% by Reed Road	Urban environmental sanitation services

F-8

REED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied.

The accompanying consolidated financial statements include the financial statements of Reed, Reed HK, Reed Road and EAGER. All inter-company balances and transactions are eliminated upon consolidation.

Uses of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of inventories, allowance for double accounts, allowance for sales returns, advances to suppliers, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts at financial institutions in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Long-Term Portion of Accounts Receivable

The Company separates its security deposits receivable with due date over 12 months from current trade receivable to long-term portion of trade receivable. Long-term portion of trade receivable is initially recognized at fair value. The Company discounts the long-term portion of trade receivable to present value by using its customers’ credit risk rate.

F-9

REED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products.

Advance to Suppliers

Advance to suppliers consists of balances paid to suppliers for services and materials that have not been provided or received. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of June 30, 2018 and 2017, there was no allowance recorded as the Company considers all of the advance to suppliers balance fully collectible.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Machinery equipment	2-10 years
Transportation equipment	8 years
Office equipment	2-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets

Intangible assets consist primarily of land use right. Under PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Amortization is provided over the respective useful lives, using the straight-line method. Estimated useful life is 50 years, and is determined in connection with the term of the land use right.

F-10

REED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2018 and 2017.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, prepayments and advance to suppliers, deposits and other receivables, accounts payable, advance from customers, accrued expenses and due to related parties, approximates their recorded values due to their short-term maturities.

Research and Development

Research and development expenses include costs directly attributable to the conduct of research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

Government Subsidies

The Company’s PRC based subsidiaries received government subsidies according to related policy from local government. Government subsidies may consist of specific subsidies and other subsidies. Specific subsidies are the subsidies that the Chinese government has specified its purpose for, such as product development and renewal of production facilities. Other subsidies are the subsidies that the Chinese government has not specified its purpose for and are not tied to future trends or performance of the Company; receipt of such subsidy income is not contingent upon any further actions or performance of the Company and the amounts do not have to be refunded under any circumstances. The Company recorded specific purpose subsidies as advances payable when received. The unspecific purpose subsidies are recognized as other income upon receipt as further performance by the Company is not required.

F-11

REED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue from product sales, net of estimated and actual sales returns, is recognized when the merchandise is delivered and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Pursuant to the contract terms, the Company has enforceable right on payments for the product delivered. Revenue is reported net of all value added taxes (“VAT”). The estimated sales returns are determined based upon an analysis of historical sales returns and other relevant data. For the years ended June 30, 2018 and 2017, the estimated sales returns were $906,518 and $811,035, respectively.

Most of the Company’s large contracts are government related contracts. The Company assesses that its government customers, consisting of government related agencies and state-owned companies, generally have good credit-worthiness and there is no doubt that these customers have intention and ability to fulfill the payment obligation at the point of revenue recognition. From past experience, the Company has never experienced any significant losses on collection nor experienced any significant bad debts from these customers. The Company reviews the financial situation and credit condition of the customers to ensure the collectability.

The Company usually agreed with their customers on the contracts to holdback approximately 10% of total contract price as security deposits which are payable by customer within 1-2 years after the goods are shipped and titles have passed. The Company determines the timing of collection of security deposit has no impact on revenue recognition, as all above criteria on revenue recognition had been met at the point at delivery and the Company does not retain any substantial performance obligations.

Shipping and Handling Costs

Shipping and handling costs, which include costs related to the selection of products and their delivery to customers, are presented in selling expenses. Shipping and handling costs were $43,943 and $14,838 for the years ended June 30, 2018 and 2017, respectively.

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2018 and 2017. All of the tax returns of the Company remain subject to examination by the tax authorities for three years from the date of filing.

F-12

REED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Value Added Tax (“VAT”)

Revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2018 and 2017, there were no dilutive shares.

Foreign Currency Translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2018	June 30, 2017
Year-end spot rate	US$1=RMB 6.6171	US$1=RMB 6.7793
Average rate	US$1=RMB 6.5023	US$1=RMB 6.8087

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Company not using US$ as its functional currencies.

F-13

REED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, actual economic position may not be indicative of future results.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In May 2014, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09” or “ASC 606”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), and for all other entities, ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes.

The Company has adopted ASC 606 since July 1, 2018, using the modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company is currently evaluating the impact of ASC 606. Based the Company’s preliminary assessment that there will be no change to the timing and pattern of revenue recognition for the Company’s current revenue streams in scope of Topic 606, therefore, the Company has determined that the adoption of this new guidance will not result in a material cumulative catch-up adjustment to the opening balance sheet of retained earnings at the effective date.

F-14

REED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)

In January 2016, the FASB has issued Accounting Standards Update (ASU) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance is intended to improve the recognition and measurement of financial instruments. The new guidance makes targeted improvements to existing U.S. GAAP by: (1) requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (2) Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; (3) Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and. (4) Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In June 2016 the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced a new model for determining the allowance for credit losses known as CECL (current expected credit loss). The new guidance is effective for public companies for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In February 2018, the FASB has issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

F-15

REED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for us on January 1, 2019. Early adoption is permitted, including in interim periods, and should be applied to all new awards granted after the date of adoption. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of June 30, 2018 and 2017:

	June 30, 2018	June 30, 2017
Accounts receivable, gross	$15,238,256	$5,983,240
Less: allowance for doubtful accounts	(1,469,085)	(343,469)
Less: allowance for sales returns	(906,518)	(811,035)
Accounts receivable, net	12,862,653	4,828,736
Accounts receivable, long term	(200,641)	(244,015)
Accounts receivable, short term	$12,662,012	$4,584,721

Long term portion of accounts receivable is in nature of security deposit, usually as 10% of contract price and is not due until 1 to 2 years after the completion of contract. Thus, the portion of security deposit with more than 12 months due date is regrouped as long-term portion of accounts receivable and measured at present value at the reporting date by its primary borrowing rate. The impact of discounted interest expenses is not material for the years ended June 30, 2018 and 2017.

F-16

REED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 3 - ACCOUNTS RECEIVABLE (Continued)

Below is an aged analysis of trade receivables (net of allowance for doubtful debts) as of June 30, 2018 and 2017, respectively.

	June 30, 2018	June 30, 2017
Within 90 days	$5,475,817	$2,088,730
91-180 days	86,089	791,818
181-365 days	6,621,373	1,773,306
Greater than 1 year	1,585,892	985,917
	$13,769,171	$5,639,771
Less: allowance for sales returns	(906,518)	(811,035)
Accounts receivable, net	12,862,653	4,828,736

The Company did not write off any accounts receivable balances as of June 30, 2018 and 2017. The changes of allowance for doubtful accounts for the years ended June 30, 2018 and 2017 are as follow:

	June 30, 2018	June 30, 2017
Beginning balance	$343,469	$62,653
Bad debt provision	1,137,197	280,917
Foreign exchange translation	(11,581)	(101)
Ending balance	$1,469,085	$343,469

For the years ended June 30, 2018 and 2107, the Company had sales returns of $356,528 and $850,188, respectively. The changes of allowance for sales returns for the years ended June 30, 2018 and 2017 are as follow:

	June 30, 2018	June 30, 2017
Beginning balance	$811,035	$502,341
Sales returns reserve	77,040	317,411
Foreign exchange translation	18,443	(8,717)
Ending balance	$906,518	$811,035

F-17

REED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 4 - INVENTORIES

Inventories consist of the following:

	June 30, 2018	June 30, 2017
Raw materials	$183,759	$294,583
Work in process (“WIP”)	154,008	181,343
Finished goods	1,766,254	1,788,883
	$2,104,021	$2,264,809

The Company recorded no lower of cost or net realizable value adjustment for the years ended June 30, 2018 and 2017, respectively.

NOTE 5 - PREPAYMENTS AND OTHER RECEIVABLE

Prepayments and other receivable consisted of the following:

	June 30, 2018	June 30, 2017
Advances made to raw material suppliers (a)	$671,220	$327,605
Deposits with vendors	301,580	392,184
Deposits on obtaining sales contracts	1,112,509	613,224
Employee advances	15,110	767,148
Others	156,358	170,128
	$2,256,777	$2,270,289

The Company’s suppliers generally require prepayments from the Company before delivery of purchased raw materials. The advances are necessary to secure the raw material supplies in the market.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	June 30, 2018	June 30, 2017
Machinery equipment	$107,422	$99,128
Transportation equipment	211,780	191,099
Office equipment	34,998	34,164
Subtotal	354,200	324,391
Less: accumulated depreciation	(224,581)	(189,569)
Property, plant and equipment, net	$129,619	$134,822

Depreciation charge was $30,927 and $29,303 for the years ended June 30, 2018 and 2017, respectively.

The Company did not record any impairment provision for the years ended June 30, 2018 and 2017.

F-18

REED LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 7 - INTANGIBLE ASSETS, NET

The Company records intangible assets at cost less accumulated amortization. All land in China is government owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” (the Right) to use the land. The Company has the Right to use the land for 50 years and amortizes the Right on a straight-line basis over the period of 50 years. Amortization expense was $28,724 and $25,149 for the years ended June 30, 2018 and 2017, respectively. The Company is also required to make a total investment no less than approximately $33.2 million (RMB 220 million) on the land, including properties, buildings, equipment and costs of the land use right. However, there is no fixed deadline for the completion.

	June 30, 2018	June 30, 2017
Land use right	$1,411,000	$1,377,383
Less: accumulated amortization	141,100	110,191
Intangible assets, net	$1,269,900	$1,267,192

NOTE 8 - RELATED PARTIES TRANSACTIONS

As of June 30, 2018 and 2017, the balances due to related parties were as follows:

	June 30, 2018	June 30, 2017
Due to related parties:
Ms. Jinye Zhao	$-	$198,481
Mr. Xiaohai Wang	161,149	1,734,600
Total due to related parties	$161,149	$1,933,081

Ms. Jinye Zhao and Mr. Xiaohai Wang are the parents of Mr. Jiuyi Wang, the Chairman of the Board, CEO and the controlling shareholder of the Company. The parents periodically advance funds to support the Company’s operations when needed. These advances were non-interest bearing and due upon demand. The Company rents office spaces from Mr. Xiaohai Wang. The Company recorded rent expenses of $191,798 and $183,193 for the years ended June 30, 2018 and 2017, respectively. During the years ended June 30, 2018 and 2017, Reed Road also paid dividends of $2,030,004 and $2,745,900 to its shareholder.

NOTE 9 - TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

Reed is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gains under the laws of Cayman Islands.

Hong Kong

Under Hong Kong tax laws, Reed HK is subject to statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

F-19

REED LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 9 -TAXES (Continued)

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Reed Road, the Company’s main operating subsidiary in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% beginning July 2012. The Company renewed HNTE status in August 2015 and September 2018 with a new expiration date of September 2021.

EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal 2018 and 2017 were reported at a reduced rate of 15% as a result of Reed Road being approved as HNTE. The impact of the tax holidays noted above decreased foreign taxes by $449,969 and $193,860 for fiscal 2018 and 2017, respectively. The benefit of the tax holidays on net income per share (basic and diluted) $449,969 and $193,860 for the years ended June 30, 2018 and 2017, respectively.

i)       The components of the income tax provision are as follows:

	For the year ended June 30, 2018	For the year ended June 30, 2017
Current tax provision
Cayman Islands	$-	$-
Hong Kong	-	-
PRC	674,954	290,790
	674,954	290,790
Deferred tax provision
Cayman Islands	-	-
Hong Kong	-	-
PRC	(182,136)	(89,749)
Income tax provision	$492,818	201,041

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	For the year ended June 30, 2018	For the year ended June 30, 2017
Deferred tax assets:
Allowance for doubtful accounts	$220,363	$51,520
Provision for sales returns	135,977	121,656
Total	$356,340	$173,176

F-20

REED LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 9 - TAXES (Continued)

No valuation allowance against the deferred tax assets is considered necessary since the Company believes that it will more likely than not to utilize the future benefits. The following table reconciles the China statutory rates to the Company's effective tax rate for the years ended June 30, 2018 and 2017.

	For the year ended June 30, 2018	For the year ended June 30, 2017
China Income tax statutory rate	25.0%	25.0%
Effect of PRC preferential tax rate	(10.0)%	(10.0)%
Non-deductible expense and other	(0.7)%	4.3%
Effective tax rate	14.3%	19.3%

The Company continuously evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of June 30, 2018, the tax years ended December 31, 2012 through December 31, 2017 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

(b)	Taxes payable

Taxes payable consist of the following:

	June 30, 2018	June 30, 2017
Income tax payable	$173,829	30,235
Value added tax payable	252,740	20,881
Other taxes payable	35,735	(1,024)
Total taxes payable	$462,304	51,092

NOTE 10 - CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

As of June 30, 2018 and 2017, all of the Company’s cash was in deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

For the years ended June 30, 2018 and 2017, substantial of the Company’s assets were located in the PRC and substantial of the Company’s revenues were derived from its subsidiaries located in the PRC.

The Company’s sales are made to customers that are located primarily in China. For the year ended June 30, 2018, one customer accounted for 34.1% of the Company’s total revenue. For the year ended June 30, 2017, three customers accounted for 21.9%, 15.9% and 12.2% of the Company’s total revenue, respectively. As of June 30, 2018, one customer accounted for 34.7% of the total outstanding accounts receivable balance. As of June 30, 2017, no customer accounted for more than 10% of the total outstanding accounts receivable balance.

For the year ended June 30, 2018, one vendor accounted for 36.3% of the Company’s total purchase. For the year ended June 30, 2017, three vendors accounted for 35.9%, 28.5% and 13.8% of the Company’s total purchase, respectively. As of June 30, 2018, one supplier accounted for 49.7% of the total outstanding accounts payable balance. As of June 30, 2017, three suppliers accounted for 37.2%, 18.8% and 12.3% of the total outstanding accounts payable balance.

F-21

REED LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 11 - SHAREHOLDERS’ EQUITY

Ordinary Shares

Reed is a limited company established under the laws of the Cayman Islands on June 28, 2016. The authorized number of ordinary shares was 50,000 shares of common stock with par value of $1 and 1 share was issued and outstanding as of June 30, 2018 and 2017. The issuance of the share is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

Statutory reserve

Reed Road is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $738,854 and $344,317 as of June 30, 2018 and 2017, respectively.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Operating Lease

On September 1, 2016, Reed Road signed a lease agreement to rent office from Mr. Xiaohai Wang in Xinxiang City as Reed Road’s primary office place. The lease has a term of 20 years starting from January 1, 2014, and with an annual rent of approximately $0.19 million (RMB 1.25 million). For the year ended June 30, 2018 and 2017, the Company recorded rent expenses of $191,798 and $183,193, respectively. As of June 30, 2018, the Company was obligated under non-cancellable operating leases for minimum rentals as follows:

For the Twelve Months Ending June 30,
2019	$188,875
2020	188,875
2021	188,875
2022	188,875
2023 and thereafter	2,172,062
$2,927,562

Capital Injection

Total registered capital for EAGER is approximately $16.6 million (RMB 110 million). As of the report date, EAGER received capital injection from Reed HK of approximately $1.5 million (RMB 10 million). Reed HK is required to complete the capital injection before January 25, 2030 in conformity with the Article of Incorporation of EAGER.

Contingencies

The Company may involve in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, could be subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company did not have any litigations as of June 30, 2018 and 2017, respectively.

F-22

REED LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In U.S. dollars, unless otherwise noted)

NOTE 13 - SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

Management of the Company concludes that it has only one reporting segment. The Company is primarily engaged in the business of manufacturing road maintenance equipment and materials, and its products have been widely used in the highway authority system, highway system, municipal road system and airports etc. Starting from July 2018, the Company also conducts the urban environmental sanitation services, which includes waste collection, transportation, treatment and disposition. The Company’s CEO reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

The following table presents sales by product categories for the years ended June 30, 2018 and 2017, respectively:

	For the year ended June 30, 2018	For the year ended June 30, 2017
Road maintenance equipment	$20,686,286	$18,285,868
Road maintenance material	863,038	489,314
Snow removal equipment	969,875	407,114
Equipment parts	56,225	80,062
Others	135,949	80,927
	22,711,373	19,343,285
Less: allowance for sales returns	(77,040)	(317,411)
Total revenue	$22,634,333	$19,025,874

NOTE 14 - SUBSEQUENT EVENTS

On September 10, 2018, Reed Road received approximately $0.76 million (RMB 5 million) government subsidy from local government. Pursuit to the agreement signed between Reed Road and the local government on September 16, 2017, to encourage the Company to expand the production scale and go public on overseas capital markets, local government will provide an annual subsidy equals to 4% of Reed Road’s annual sales for seven years from the agreement date. If the Company is unable to go public within 3 years from the agreement date, Reed Road will not be entitled to receive the subsidy for the following years.

On September 11, 2018, Henan Reed Sanitation Services Limited (“Sanitation Services”) was incorporated under the laws of the PRC. As a wholly-owned subsidiary of Reed Road, Sanitation Services will conduct urban environmental sanitation services. The registered capital is approximately $1.5 million (RMB 10 million), which shall be injected before August 31, 2038.

On September 17, 2018, Reed (Xinxiang) Road Incorporation Limited – Weibin Branch (“Reed Weibin”) was established under the laws of the PRC as a branch company of Reed Road. Reed Weibin will conduct urban environmental sanitation services, which includes waste collection, transportation, treatment and disposition.

F-23

Until           , 2019, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as Underwriter and with respect to their unsold allotments or subscriptions.

[●]

ordinary shares

PROSPECTUS

, 2019

103

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.  Indemnification of Directors and Officers

We are a Cayman Islands company.  Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.  Our articles of association provide for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own willful negligence or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.  Recent Sales of Unregistered Securities

In June 2018, we issued one ordinary share to Sertus Nominees (Cayman) Limited for a total consideration of $1.00. Such issuance was exempt from registration pursuant to Section 4(a)(2) of the Securities Act and did not involve any underwriters’ underwriting discounts or commissions, or any public offering. In June 2018, Sertus Nominees (Cayman) Limited transferred the one ordinary share to Folk Stone limited, a company wholly owned by our Chief Executive Officer and Chairman for a total consideration of $1.00.

Other than described above, in the past three years, we did not issue or sell any securities without registering the securities under the Securities Act.

104

ITEM 8.  Exhibits and Financial Statement Schedules

(a). Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description of document

1.1**	Form of Underwriting Agreement
3.1*	Memorandum of Association of the Registrant
3.2*	Articles of Association of the Registrant
3.3**	Amended and Restated Memorandum of Association of the Registrant
4.1**	Form of Underwriter Warrant
5.1**	Opinion of Maples and Calder regarding the validity of ordinary shares being registered.
5.2**	Opinion of Tian Yuan Law Firm regarding PRC legal matters.
8.1**	Opinion of Maples and Calder regarding certain British Virgin Islands tax matters
10.1**	Procurement Contract, dated September 21, 2017, by and between Public Works Administration Bureau of Economic and Technological Development Zone, Cangzhou City and Reed (Xinxiang) Road Co., Ltd.
10.2**	Procurement and Installation Contract, dated December 11, 2017, by and between the Environmental Sanitation Administration Bureau of Wendeng District, Weihai City and Reed (Xinxiang) Road Co., Ltd.
10.3**	Government Procurement Contract, dated December 20, 2017, by and between Lankao County City Appearance and Environmental Sanitation Administration Bureau and Reed (Xinxiang) Road Co., Ltd.
10.4**	Government Procurement Contract, dated April 25, 2018, by and between City Administration Bureau of Muye District, Xinxiang City and Reed (Xinxiang) Road Co., Ltd.
10.5**	Road Maintenance Material Procurement Contract, dated August 26, 2018, by and between Hetian City Road Administration Bureau and Reed (Xinxiang) Road Co., Ltd.
10.6**	Form of Employment Agreement between the Registrant and its executive officers
10.7**	Form of Indemnification Escrow Agreement
21.1**	List of Subsidiaries of the Registrant
23.1**	Consent of MNP LLP
23.2**	Consent of Maples and Calder (included in Exhibits 5.1 and 8.1)
23.3**	Consent of Tian Yuan Law Firm (included in Exhibit 5.2)
24.1**	Power of Attorney (included in signature page hereto)
99.1**	Consent of Weiqiang Guo
99.2**	Consent of Yunshan Ge
99.3**	Consent of Jason T. Adelman

*File herewith

** To be filed by amendment

105

ITEM 9.  Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(6) That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

106

(7) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the placement method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter).

107

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Xinxiang, China, on       , 2019.

REED Limited

Jiuyi Wang
Chief Executive Officer and Chairman
(principal executive officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of REED Limited, a Cayman Islands company, do hereby constitute and appoint Jiuyi Wang as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Chairman
Jiuyi Wang	(Principal executive officer)

Chief Financial Officer
Dasheng Zhang	(Principal financial officer and principal accounting officer)

Director
Weiqiang Guo

Director
Yunshan Ge

Director
Jason T. Adelman

108

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized agent in the United States of REED Limited has signed this registration statement on the             of               , 2019.

REED Limited

Name:
Title:

109

INDEX TO EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description of document

1.1**	Form of Underwriting Agreement
3.1*	Memorandum of Association of the Registrant
3.2*	Articles of Association of the Registrant
3.3**	Amended and Restated Memorandum of Association of the Registrant
4.1**	Form of Underwriter Warrant
5.1**	Opinion of Maples and Calder regarding the validity of ordinary shares being registered.
5.2**	Opinion of Tian Yuan Law Firm regarding PRC legal matters.
8.1**	Opinion of Maples and Calder regarding certain British Virgin Islands tax matters
10.1**	Procurement Contract, dated September 21, 2017, by and between Public Works Administration Bureau of Economic and Technological Development Zone, Cangzhou City and Reed (Xinxiang) Road Co., Ltd.
10.2**	Procurement and Installation Contract, dated December 11, 2017, by and between the Environmental Sanitation Administration Bureau of Wendeng District, Weihai City and Reed (Xinxiang) Road Co., Ltd.
10.3**	Government Procurement Contract, dated December 20, 2017, by and between Lankao County City Appearance and Environmental Sanitation Administration Bureau and Reed (Xinxiang) Road Co., Ltd.
10.4**	Government Procurement Contract, dated April 25, 2018, by and between City Administration Bureau of Muye District, Xinxiang City and Reed (Xinxiang) Road Co., Ltd.
10.5**	Road Maintenance Material Procurement Contract, dated August 26, 2018, by and between Hetian City Road Administration Bureau and Reed (Xinxiang) Road Co., Ltd.
10.6**	Form of Employment Agreement between the Registrant and its executive officers
10.7**	Form of Indemnification Escrow Agreement
21.1**	List of Subsidiaries of the Registrant
23.1**	Consent of MNP LLP
23.2**	Consent of Maples and Calder (included in Exhibits 5.1 and 8.1)
23.3**	Consent of Tian Yuan Law Firm (included in Exhibit 5.2)
24.1**	Power of Attorney (included in signature page hereto)
99.1**	Consent of Weiqiang Guo
99.2**	Consent of Yunshan Ge
99.3**	Consent of Jason T. Adelman

*File herewith

** To be filed by amendment

110